UNITED STATES OF AMERICA
                                   BEFORE THE
                       SECURITIES AND EXCHANGE COMMISSION

In the Matter of                    )
                                    )     Certificate Pursuant to Rule 24 and
C&T ENTERPRISES, INC., ET AL.       )     Release No. 35-27590 Under the
                                    )     Public Utility Holding Company
File No. 70-10023                   )     Act of 1935
(Public Utility Holding Company     )
Act of 1935)                        )


      On October 31, 2002, the Securities and Exchange Commission ("SEC") issued an order, Release No. 35-27590 in File No. 70-10023, granting an exemption under
Section 3(a)(1) of the Public Utility Holding Company Act of 1935, as amended, to C&T Enterprises ("C&T"), Tri-County Rural Electric Cooperative, Inc. ("Tri-County"), Claverack Rural Electric Cooperative, Inc. ("Claverack"), and Wilderness Area Utilities ("Wilderness") in relation to C&T's proposed acquisition of Valley Energy, Inc. ("Valley") (collectively, the "Applicants"). The Order required C&T to file certain information (as described in the Order) as well as the financial statements for C&T, Claverack, Tri-County and Valley under Rule 24 within 90 days of the close of the Applicants' fiscal year. In compliance with the Order, the following information is hereby submitted:

      1) the operating margin for each of C&T, Valley, and Valley's New York operations (before intercompany eliminations) and their percentage contribution of each for the past year, to the total combined operating margin (after intercompany eliminations) of C&T and Valley;

      2) Financial Statement of C&T for year ending December 31, 2002;

      3) Financial Statement of Claverack for year ending for year ending December 31, 2002;

      4) Financial Statement of Tri-County for year ending December 31, 2002;
and

      5) Financial Statement of Valley for year ending December 31, 2002.

                              C&T Enterprises, Inc.

                              By:   /s/ Robert O. Toombs
                                    --------------------
                                    Robert O. Toombs
                                    Chief Executive Officer and President
                                    C&T Enterprises, Inc.
                                    1775 Industrial Boulevard
                                    Lewisburg, PA 17837

                              Date: April 9, 2003

                                                                    Attachment 1


Operating Margins (Gross Revenue less cost of gas and cost of fuel
-----------------                   for electric generation - direct pass through to consumer)


Period Ending December 31, 2002

                       C&T               Valley
     Year            Combined             Total                                            Valley NY
                                                          % of C&T                          % of C&T       % of Valley
                      Amount             Amount            Total            Amount           Total            Total

     2002            $ 4,912             $  715             14.6%           $   73            1.5%            10.2%



Note: Valley's information is for Nov. and Dec. 2002. The Valley purchase closed November 7, 2002.

                             C & T ENTERPRISES, INC.

                          CONSOLIDATED FINANCIAL REPORT


                                DECEMBER 31, 2002

C & T ENTERPRISES, INC.
--------------------------------------------------------------------------------
TABLE OF CONTENTS


                                                                        PAGE NO.

CONSOLIDATED FINANCIAL STATEMENTS:

Independent Auditor's Report on the Financial Statements                    1

Consolidated Balance Sheets                                                 2

Consolidated Statements of Income                                           3

Consolidated Statements of Stockholders' Equity                             4

Consolidated Statements of Cash Flows                                       5

Notes to Consolidated Financial Statements                                  7




SUPPLEMENTARY INFORMATION:

Independent Auditor's Report on Supplementary Information                  17

Consolidating Balance Sheet, by Company                                    18

Consolidating Statement of Income, by Company                              19

[LOGO OMITTED]
Beard Miller Company LLP
Certified Public Accountants and Consultants


                          INDEPENDENT AUDITOR'S REPORT
                           ON THE FINANCIAL STATEMENTS


To the Board of Directors
C & T Enterprises, Inc.
Lewisburg, Pennsylvania


     We have audited the accompanying consolidated balance sheets of C & T Enterprises, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of C & T Enterprises, Inc. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

     As discussed in Note 4 to the consolidated financial statements, the Company and subsidiaries adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," as of January 1, 2002, which changed their method of accounting for goodwill and other intangible assets.


                                        /S/ Beard Miller Company LLP

Reading, Pennsylvania
February 7, 2003

C & T ENTERPRISES, INC.
--------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS


                                     ASSETS



                                                                    December 31,
                                                          --------------------------------
                                                                 2002            2001
                                                          ---------------  ---------------

UTILITY PLANT

   Plant in service                                          $33,910,988     $12,234,385
   Accumulated depreciation                                  (13,014,954)     (5,708,405)
                                                          ---------------  ---------------

                                                              20,896,034       6,525,980

   Construction work in progress, at cost                         78,408          67,500
                                                          ---------------  ---------------

      Total Utility Plant, Net                                20,974,442       6,593,480
                                                          ---------------  ---------------

OTHER PROPERTY AND INVESTMENTS

   Nonutility property                                            21,704          21,704
   Investments, marketable equity securities                     492,390         658,842
   Goodwill                                                    4,103,656       4,103,656
   Costs related to pending acquisition of business                    0         443,509
   Other                                                           5,755           6,079
                                                          ---------------  ---------------

      Total Other Property and Investments                     4,623,505       5,233,790
                                                          ---------------  ---------------

CURRENT ASSETS

   Cash, primarily interest bearing                            1,764,488       1,331,963
   Accounts receivable:
      Customers, less allowance for uncollectible
      accounts 2002 $105,122; 2001 $93,247                     1,313,541         272,425
      Unbilled revenue                                         1,644,590         691,394
      Other                                                       24,321           6,690
   Advances, affiliates                                          944,472         891,268
   Natural gas inventories                                     1,022,818               0
   Materials and supplies                                        236,048          91,085
   Prepayments                                                    97,127          17,854
   Prepaid taxes                                                       0          33,917
   Deferred income taxes                                         482,916         353,480
                                                          ---------------  ---------------

      Total Current Assets                                     7,530,321       3,690,076
                                                          ---------------  ---------------

DEFERRED DEBITS AND OTHER

   Accounts receivable, affiliates                               472,500         312,100
   Prepaid expenses and other                                    241,728          39,246
   Under recovered gas costs                                     100,962               0
                                                          ---------------  ---------------

      Total Deferred Debits and Other                            815,190         351,346
                                                          ---------------  ---------------

      Total Assets                                          $ 33,943,458     $15,868,692
                                                          ===============  ===============


See notes to consolidated financial statements.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


                      LIABILITIES AND STOCKHOLDERS' EQUITY



                                                                    December 31,
                                                          --------------------------------
                                                                 2002            2001
                                                          ---------------  ---------------

STOCKHOLDERS' EQUITY

   Common stock, no par value; authorized 100,000 shares;
      issued 2,000 shares                                   $  6,400,633     $ 3,300,633
   Retained earnings (deficit)                                    66,670        (252,925)
   Accumulated other comprehensive loss                         (246,347)       (147,463)
                                                          ---------------  ---------------

      Total Stockholders' Equity                               6,220,956       2,900,245
                                                          ---------------  ---------------

   LONG-TERM DEBT                                             20,397,594       8,680,719
                                                          ---------------  ---------------

CURRENT LIABILITIES

   Line of credit                                              1,100,000         250,000
   Current maturities of long-term debt                          283,125          56,954
   Accounts payable                                              560,219         400,138
   Due for purchased electricity and gas                       1,691,868       1,063,579
   Regulatory liability                                          935,370         691,394
   Accrued expenses                                              572,895         495,911
   Deposits:
          Customer deposits                                      176,344          99,141
          Affiliates                                             499,000         499,000
   Accrued taxes                                                 257,075               0
                                                          ---------------  ---------------

      Total Current Liabilities                                6,075,896       3,556,117
                                                          ---------------  ---------------

DEFERRED CREDITS AND OTHER LIABILITIES

   Deferred investment tax credits                                 6,248          10,259
   Deferred income taxes                                         176,162         243,963
   Deferred benefits                                              45,530          51,361
   Regulatory liability                                           69,952               0
   Accrued postretirement cost                                   899,500         372,900
   Other liabilities                                              51,620          52,121
   Stranded cost recovery payable to electric supplier                 0           1,007
                                                          ---------------  ---------------

      Total Deferred Credits and Other Liabilities             1,249,012         731,611
                                                          ---------------  ---------------

      Total Liabilities and Stockholders' Equity            $ 33,943,458     $15,868,692
                                                          ===============  ===============


--------------------------------------------------------------------------------
                           2        Beard Miller Company LLP
                                    Certified Public Accountants and Consultants

C & T ENTERPRISES, INC.
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF INCOME



                                                                Years Ended December 31,
                                                          --------------------------------
                                                                2002            2001
                                                          ---------------  ---------------

OPERATING REVENUES                                          $ 14,122,871     $ 9,518,773
                                                          ---------------  ---------------

OPERATING EXPENSES

   Power purchased                                             9,211,263       5,657,746
   Distribution expenses:
      Operation                                                  310,980         222,831
      Maintenance                                                245,905         329,048
   Customer accounts                                             440,143         336,697
   General and administrative                                  1,314,964         999,311
   Depreciation and amortization                                 785,512         812,999
   Taxes, other than income                                      797,217         494,894
                                                          ---------------  ---------------

      Total Operating Expenses                                13,105,984       8,853,526
                                                          ---------------  ---------------

      Income from Operations                                   1,016,887         665,247
                                                          ---------------  ---------------

OTHER INCOME

   Interest and dividends                                         40,445          54,759
   Other                                                          64,348           2,257
                                                          ---------------  ---------------

      Total Other Income                                         104,793          57,016
                                                          ---------------  ---------------

OTHER EXPENSES

   Interest                                                      538,480         648,620
   Other                                                          30,333          11,833
                                                          ---------------  ---------------

      Total Other Expenses                                       568,813         660,453
                                                          ---------------  ---------------

      Income before Income Taxes                                 552,867          61,810
                                                          ---------------  ---------------

INCOME TAXES

   Federal                                                       151,868          42,307
   State                                                          81,404         111,925
                                                          ---------------  ---------------

      Total Income Taxes                                         233,272         154,232
                                                          ---------------  ---------------

      Net Income (Loss)                                     $    319,595        ($92,422)
                                                          ===============  ===============


See notes to consolidated financial statements.
--------------------------------------------------------------------------------
                           3        Beard Miller Company LLP
                                    Certified Public Accountants and Consultants

C & T ENTERPRISES, INC.
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended December 31, 2002 and 2001



                                                                          Accumulated
                                                       Retained               Other
                                     Common            Earnings          Comprehensive
                                     Stock             (Deficit)             Loss               Total
                                ----------------  ------------------   ----------------    --------------

BALANCE, DECEMBER 31, 2000         $3,150,633          ($160,503)          ($46,712)         $2,943,418
                                                                                          --------------

Comprehensive loss:
   Net loss                                 0            (92,422)                 0             (92,422)
   Change in net
      unrealized holding
      losses on
      investments arising
      during the period                     0                  0           (100,751)           (100,751)
                                                                                          --------------

   Total Comprehensive Loss                                                                    (193,173)
                                                                                          --------------

   Capital contribution               150,000                  0                  0             150,000
                                  ------------      -------------      -------------      --------------

BALANCE, DECEMBER 31, 2001          3,300,633           (252,925)          (147,463)          2,900,245
                                                                                          --------------
Comprehensive income:
   Net income                               0            319,595                  0             319,595
   Change in net
      unrealized holding
      losses on
      investments arising
      during the period                     0                  0            (98,884)            (98,884)
                                                                                          --------------

   Total Comprehensive Income                                                                   220,711
                                                                                          --------------

   Capital contribution             3,100,000                  0                  0           3,100,000
                                  ------------      -------------      -------------      --------------

BALANCE, DECEMBER 31, 2002         $6,400,633          $  66,670          ($246,347)         $6,220,956
                                  ============      =============      =============      ==============


See notes to consolidated financial statements.
--------------------------------------------------------------------------------
                           4        Beard Miller Company LLP
                                    Certified Public Accountants and Consultants

C & T ENTERPRISES, INC.
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                         Years Ended December 31,
                                                                  ----------------------------------
                                                                        2002               2001
                                                                  -----------------   --------------

CASH FLOWS FROM OPERATING ACTIVITIES

   Net income (loss)                                                   $ 319,595         ($92,422)
   Adjustments to reconcile net income (loss) to net cash
      provided by operating activities:
      Depreciation and amortization                                      785,512          812,999
      Loss on disposal of property and equipment                               0           (1,115)
      Provision for doubtful accounts                                     25,352           19,533
      (Increase) decrease in assets:
          Accounts receivable                                           (917,996)          82,755
          Unbilled revenue                                              (267,094)          18,768
          Advances, affiliates                                          (213,604)        (136,108)
          Inventories                                                    370,764           28,047
          Prepaid expenses and other                                     (27,645)          (7,252)
          Prepaid taxes                                                   33,917           68,186
          Stranded cost recovery due from customers                            0          440,829
          Under recovered gas cost                                      (151,797)               0
      Increase (decrease) in liabilities:
          Accounts payable                                               151,221          153,775
          Due for purchased electricity and gas                          628,289         (171,035)
          Regulatory liability                                           278,008          (18,768)
          Accrued expenses                                                15,905         (140,715)
          Accrued taxes                                                  257,075                0
          Deposits                                                         1,559           28,742
          Deferred investment tax credits                                 (4,011)          (5,018)
          Deferred income taxes                                           22,243           90,709
          Other deferred credits and liabilities                         202,069          184,054
          Stranded cost recovery payable to electric supplier             (1,007)        (556,444)
          Other liabilities                                                 (501)               0
                                                                  -----------------   --------------

          Net Cash Provided by Operating Activities                    1,507,854          799,520
                                                                  -----------------   --------------

CASH FLOWS FROM INVESTING ACTIVITIES

   Acquisition of business assets, net of liabilities assumed        (15,883,519)               0
   Proceeds from disposal of property and equipment                            0           19,434
   Additions to utility plant                                         (1,067,488)        (929,487)
   Other changes in utility plant, net                                   (17,692)          (9,841)
   Costs related to potential acquisition                                      0         (243,479)
   Other                                                                     324           (2,176)
                                                                  -----------------   --------------

          Net Cash Used in Investing Activities                      (16,968,375)      (1,165,549)
                                                                  -----------------   --------------


See notes to consolidated financial statements.
--------------------------------------------------------------------------------
                           5        Beard Miller Company LLP
                                    Certified Public Accountants and Consultants

C & T ENTERPRISES, INC.
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)



                                                                         Years Ended December 31,
                                                                  ----------------------------------
                                                                        2002               2001
                                                                  -----------------   --------------

CASH FLOWS FROM FINANCING ACTIVITIES

   Net borrowings on line of credit                                  $   850,000       $  250,000
   Proceeds from long-term borrowings                                 12,000,000                0
   Principal payments on long-term debt                                  (56,954)         (52,411)
   Proceeds from stockholders' capital contributions                   3,100,000          150,000
                                                                  -----------------   --------------

      Net Cash Provided by Financing Activities                       15,893,046          347,589
                                                                  -----------------   --------------

      Net Increase (Decrease) in Cash                                    432,525          (18,440)

CASH - BEGINNING                                                       1,331,963        1,350,403
                                                                  -----------------   --------------

CASH - ENDING                                                        $ 1,764,488       $1,331,963
                                                                  =================   ==============

SUPPLEMENTARY CASH FLOWS INFORMATION

   Interest paid                                                     $   538,480       $  648,620
                                                                  =================   ==============

   Income taxes paid                                                 $    71,559       $   40,393
                                                                  =================   ==============


See notes to consolidated financial statements.
--------------------------------------------------------------------------------
                           6        Beard Miller Company LLP
                                    Certified Public Accountants and Consultants

C & T ENTERPRISES, INC.
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - PRINCIPLES OF CONSOLIDATION AND NATURE OF BUSINESS

          The consolidated financial statements include the accounts of C & T Enterprises, Inc. ("C & T"), a holding company, and its subsidiaries, Citizens' Electric Company of Lewisburg, PA. ("Citizens") and Valley Energy, Inc. ("Valley Energy"). The Companies are collectively referred to herein as the Company. All significant intercompany accounts and transactions have been eliminated.

          Citizens is a regulated public utility distributing electric service in parts of Union and Northumberland Counties, Pennsylvania. Valley Energy is a regulated public utility distributing natural gas to customers in the Sayre, Pennsylvania area, including Athens, Towanda, Wysox and Waverly, New York.


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

          Accounting System

               Citizens and Valley Energy maintain the accounting records in conformity with the uniform system of accounts as prescribed for public utilities by the Federal Energy Regulatory Commission and adopted by the Pennsylvania Public Utility Commission ("PUC") and the New York Public Service Commission ("NYPSC").

          Regulation

               Citizens and Valley Energy prepare their financial statements in accordance with the provisions of Financial Accounting Standards ("FAS") 71, "Accounting for the Effects of Certain Types of Regulation." FAS 71 requires a rate-regulated entity to reflect the effects of regulation in its financial statements as regulatory assets or liabilities. The Company records a regulatory liability for the difference between revenue recorded in the financial statements and revenue recorded for rate-making purposes.

          Use of Estimates

               The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

               Costs that are refundable or recoverable in future periods through gas cost recovery rates are subject to audit and approval by the appropriate regulatory body. Changes to the related asset or liability amounts that result from these audits are recorded as a charge to current operations.


--------------------------------------------------------------------------------
                           7        Beard Miller Company LLP
                                    Certified Public Accountants and Consultants

C & T ENTERPRISES, INC.
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

          Revenue Recognition

               Citizens and Valley Energy record revenues based on the amounts of electricity and gas delivered to customers through the end of each accounting period.

               Valley Energy's revenues also include amounts receivable from customers through gas recovery clauses, which are adjusted annually. Costs that are recoverable or refundable in future periods through the gas recovery clauses are deferred.

          Accounts Receivable

               Accounts receivable are stated at outstanding balances, less an allowance for doubtful accounts. The allowance for doubtful accounts is established through provisions charged against income. Accounts deemed to be uncollectible are charged against the allowance and subsequent recoveries, if any, are credited to the allowance. The allowance for doubtful accounts is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management's periodic evaluation of the adequacy of the allowance is based on past experience, agings of the receivables, adverse situations that may affect a customer's ability to pay, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires estimates that may be susceptible to significant change. Unpaid balances remaining after the stated payment terms are considered past due.

          Purchased Power

               Citizens purchases power used by its customers under a wholesale contract expiring in December 2004.

               Valley Energy obtains all of its natural gas from an agreement with an energy broker that expires on March 31, 2006.

          Utility Plant

               Utility plant is carried at cost. Additions to utility plant and replacements of property are capitalized at cost. Retirements of utility plant or replacements are removed from utility plant accounts at cost and these costs plus cost of removal less salvage are charged to accumulated depreciation. Maintenance, repairs and replacement of minor items of plant are charged to operating expense.


--------------------------------------------------------------------------------
                           8        Beard Miller Company LLP
                                    Certified Public Accountants and Consultants

C & T ENTERPRISES, INC.
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

          Utility Plant (Continued)

               Depreciation of the Company's electric and gas utility plant is computed by the straight-line method over the estimated useful lives. These estimated lives are generally as follows:

                                                     Electric       Gas Utility
                                                   Utility Plant       Plant
                                                  ---------------  -------------
                Utility plant                           25           15 - 50
                General plant                           35           9 - 41
                Equipment                             8 - 15         5 - 15

               The depreciation is computed by the straight-line method. Depreciation charged to expense for 2002 and 2001 was $785,512 and $627,181, respectively.

          Investments in Marketable Equity Securities

               All marketable equity securities are classified as available for sale. These securities are recorded at fair value, based on quoted market prices and unrealized depreciation, net of taxes and are reported as a separate component of stockholders' equity. Gains and losses are determined using the specific identification method.

          Cash

               The Company maintains cash balances in checking and daily investment fund accounts. Cash balances are insured by the Federal Deposit Insurance Corporation up to $100,000.

          Inventories

               Inventories are stated at average cost.

          Income Taxes

               Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis.

               Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

               Investment tax credits are accounted for by the deferral method for financial reporting purposes whereas, for income tax purposes, they reduce income taxes currently payable in the period the assets giving rise to such credits are placed in service. Under the deferral method, investment tax credits are reported as a deferred credit on the accompanying balance sheets and are amortized to income tax expense at the rate of 5% per annum.


--------------------------------------------------------------------------------
                           9        Beard Miller Company LLP
                                    Certified Public Accountants and Consultants

C & T ENTERPRISES, INC.
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

          Comprehensive Income

               Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

          Reclassifications

               Certain items on the 2001 financial statements have been reclassified to conform to the 2002 financial statement presentation format.


NOTE 3 - ACQUISITION

          On November 7, 2002, the assets of Valley Cities Gas were acquired by Valley Energy. These assets constitute a natural gas distribution company serving the residents and businesses located in the Sayre, Pennsylvania area, including Athens, Towanda, Wysox and Waverly, New York. The acquisition was accounted for using the purchase method of accounting. The purchase price was allocated to assets and liabilities as follows:

          Assets acquired:
             Natural gas inventory                            $  1,347,000
             Accounts receivable                                   166,000
             Unbilled revenues                                     686,000
             Deferred income taxes                                 152,000
             Prepaid expenses                                      283,000
             Other current assets                                  141,000
             Plant, property and equipment                      14,082,000
                                                             ---------------

                 Total Assets Acquired                          16,857,000
                                                             ---------------

          Liabilities assumed:
             Current liabilities                                   146,000
             Regulatory liabilities                                 65,000
             Post retirement benefits                              319,000
                                                             ---------------

                 Total Liabilities Assumed                         530,000
                                                             ---------------

                                                              $ 16,327,000
                                                             ===============

          Cost incurred in prior years                        $    444,000

          Cost incurred in 2002                                 15,883,000
                                                             ---------------

                                                              $ 16,327,000
                                                             ===============


--------------------------------------------------------------------------------
                           10       Beard Miller Company LLP
                                    Certified Public Accountants and Consultants

C & T ENTERPRISES, INC.
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 3 - ACQUISITION (CONTINUED)

          The Company has allocated the purchase price to the assets and liabilities based on its estimate of liabilities owed to the seller. The allocation will be adjusted if these liabilities differ from the Company's estimate.

          Under the terms of the asset purchase agreement, Valley Energy may be required to make additional payments to the seller upon the filing and approval of certain rate relief from Valley Energy's regulatory body. This contingent payment could result in Valley Energy making additional payments up to a maximum of $3 million to the seller.

          The accompanying consolidated financial statements include the operations of Valley Energy from November 7, 2002 through December 31, 2002.


NOTE 4 - INTANGIBLE ASSET

          Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," which establishes financial accounting and reporting for acquired goodwill and other intangible assets. Under SFAS No. 142, goodwill and indefinite-lived intangible assets are no longer amortized but are reviewed at least annually for impairment. Intangible assets that have finite useful lives will continue to be amortized over their useful lives.

          SFAS No. 142 requires that goodwill be tested for impairment at least annually utilizing a two-step methodology. The initial step requires the Company to determine the fair value of each of its reporting units and compare it to the carrying value, including goodwill, of such reporting unit. If the fair value exceeds the carrying value, no impairment loss is recognized. However, a carrying value that exceeds its fair value may be an indication of impaired goodwill. The amount, if any, of the impairment would then be measured and an impairment loss would be recognized.

          The Company has completed the transitional impairment test required upon adoption of SFAS No. 142. The transitional test, which involved the use of estimates related to the fair market value of the business operations associated with the goodwill, did not result in an impairment loss. The Company will continue to evaluate its goodwill, at least annually, and will reflect the impairment of goodwill, if any, in operating income in the income statement.

          The following represents a pro forma restatement of 2001 as if SFAS No. 142 had been adopted at the beginning of the year and that goodwill amortization had been eliminated. The impact of net income for the periods indicated below is as follows:

           Net loss, as reported                                     ($92,422)
           Goodwill amortization                                      185,818
                                                                ---------------

                Adjusted Net Income                                   $93,396
                                                                ===============

          The carrying value of goodwill on January 1, 2001 was $4,289,474.


--------------------------------------------------------------------------------
                           11       Beard Miller Company LLP
                                    Certified Public Accountants and Consultants

C & T ENTERPRISES, INC.
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 5 - INVESTMENTS IN MARKETABLE EQUITY SECURITIES

          The following is a summary of the Company's investments in marketable equity securities as of December 31, 2002 and 2001:

                                                        2002           2001
                                                     ----------     ----------

           Aggregate cost                             $907,638       $907,638
           Gross unrealized appreciation                     0         10,750
           Gross unrealized depreciation              (415,248)      (259,546)
                                                     ----------     ----------

                Fair Value                            $492,390       $658,842
                                                     ==========     ==========

          There were no sales of securities in 2002 and 2001.


NOTE 6 - LONG-TERM DEBT AND LINE OF CREDIT

          Long-term debt consists of the following at December 31:

                                                          2002           2001
                                                       ----------     ----------

            Note payable to National Cooperative
                 Services Corporation ("NCSC"),
                 payable in quarterly installments
                 through 2033. Interest on this
                 note accrues at the NCSC variable
                 rate or at the NCSC fixed rate, at
                 the option of the Company. The
                 rate was 5.05% and 5.35% at
                 December 31, 2002 and 2001,
                 respectively. This note is
                 guaranteed by Citizens.             $  8,680,719    $8,737,673
            Note payable to NCSC, payable in
                 quarterly installments through
                 2032. Interest on this note
                 accrues at the NCSC ` variable
                 rate or at the NCSC fixed rate, at
                 the option of the Company. The
                 rate was 4.05% at December 31,
                 2002.                                 12,000,000             0
                                                     -------------   -----------

                                                       20,680,719     8,737,673

            Current maturities                           (283,125)      (56,954)
                                                     -------------   -----------

                                                      $20,397,594    $8,680,719
                                                     =============   ===========

          C & T has a $5,000,000 revolving line of credit from NCSC available until February 2004 with interest at a rate fixed periodically by NCSC not to exceed The Wall Street Journal prime rate plus 1%. At December 31, 2002 and 2001, there were borrowings outstanding on the line of credit of $1,100,000 and $250,000, respectively.


--------------------------------------------------------------------------------
                           12       Beard Miller Company LLP
                                    Certified Public Accountants and Consultants

C & T ENTERPRISES, INC.
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 6 - LONG-TERM DEBT AND LINE OF CREDIT (CONTINUED)

          Both notes and the line of credit are collateralized by a security interest in substantially all of the consolidated assets of the Company.

          The loan agreements contain provisions which, among other things, require a minimum debt service coverage ratio, restrict mergers, changes in ownership and sale of assets, and limit dividends, investments and loans. The Company's debt service coverage ratio as defined in the agreement for 2002 was 2.76%.

          The estimated amounts of maturities of long-term debt for each of the five years subsequent to December 31, 2002 are as follows:

              2003                                          $283,125
              2004                                           297,378
              2005                                           312,552
              2006                                           328,614
              2007                                           345,612

NOTE 7 - INCOME TAX MATTERS

          Net deferred tax assets and liabilities consist of the following components as of December 31, 2002 and 2001:

                                                    2002            2001
                                                 -----------     ----------

           Deferred tax assets                    $979,492        $614,587
           Valuation allowance                    (135,368)       (104,279)
                                                 -----------     ----------

                                                   844,124         510,308

           Deferred tax liabilities               (537,370)       (400,791)
                                                 -----------     ----------

                                                  $306,754        $109,517
                                                 ===========     ==========

          Deductible temporary differences giving rise to deferred tax assets related primarily to deferred compensation, accrued vacation, postretirement cost, regulatory liability, unrealized depreciation on investments, state net operating loss carryforwards and the allowance for uncollectible accounts. Taxable temporary differences giving rise to deferred tax liabilities related primarily to utility plant.


--------------------------------------------------------------------------------
                           13       Beard Miller Company LLP
                                    Certified Public Accountants and Consultants

C & T ENTERPRISES, INC.
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 7 - INCOME TAX MATTERS (CONTINUED)

          The deferred tax amounts mentioned above have been classified on the accompanying consolidated balance sheets as of December 31, 2002 and 2001 as follows:


                                                                          2002            2001
                                                                       -----------     ----------

           Current assets                                                $482,916       $353,480
           Noncurrent liabilities                                        (176,162)       243,963)
                                                                       -----------     ----------

                                                                         $306,754       $109,517
                                                                       ===========     ==========

          The provision for income taxes charged to operations for the years ended December 31, 2002 and 2001 consists of the following:


                                                                          2002            2001
                                                                       -----------     ----------
           Federal:
                Current tax expense                                     $114,998        $  8,970
                Amortization of investment credits                        (4,011)         (5,018)
                Deferred tax expense                                      40,881          38,355
                                                                       ---------       ----------

                                                                         151,868          42,307
                                                                       ---------       ----------

           State:
                Current tax expense                                      100,042          59,571
                Deferred tax expense (benefit)                           (18,638)         52,354
                                                                       ---------       ----------

                                                                          81,404         111,925
                                                                       ---------       ----------

                                                                        $233,272        $154,232
                                                                       =========       ==========

          The income tax provision differs from the amount of income tax determined by applying the statutory tax rates to pretax income (loss) for the years ended December 31, 2002 and 2001 due to the following:


                                                                          2002            2001
                                                                       -----------     ----------
           Statutory income tax expense (benefit)                       $ 224,430       $ 25,091
           Increase (decrease) in income taxes resulting from:
                Goodwill amortization                                           0         75,435
                Tax exempt income                                            (975)        (1,276)
                Amortization of investment tax credits                     (4,011)        (5,018)
                Valuation allowance, net of federal tax effect             20,208         68,660
                Other                                                      (6,380)        (8,660)
                                                                       -----------     ----------

                                                                        $ 233,272       $154,232
                                                                       ===========     ==========


--------------------------------------------------------------------------------
                           14       Beard Miller Company LLP
                                    Certified Public Accountants and Consultants

C & T ENTERPRISES, INC.
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 7 - INCOME TAX MATTERS (CONTINUED)

          The Company has approximately $1,355,000 of net operating loss carryforwards for state income tax purposes which expire between the years 2009 and 2012. Valuation allowances of $31,089 and $104,279 were recorded during 2002 and 2001, respectively, for these state loss carryforwards which may expire unutilized.


NOTE 8 - PENSION PLANS AND POSTRETIREMENT BENEFIT PLANS

          C & T is a member of the National Rural Electric Cooperative Association ("NRECA") Retirement and Savings Program, a multi-employer defined benefit pension plan. Contributions are determined in accordance with the plan provisions. Contributions to this plan were $628,758 and $601,131, of which $529,809 and $503,388 was reimbursed by affiliates in 2002 and 2001, respectively. The passage of the Multi-Employer Pension Plan Amendments Act of 1980 (the "Act") may, under certain circumstances, cause the Company to become subject to liabilities in excess of contributions made. Generally, liabilities are contingent upon the termination, withdrawal or partial withdrawal from the plan. The Company has not undertaken to terminate, withdraw or partially withdraw from the plan. Under the Act, liabilities would be based upon the Company's proportional share of the plan's unfunded vested benefits. The Company has not received current information from the plan's administrators to determine its share of unfunded vested benefits, if any.

          C & T is also a member of the NRECA SelectRE Pension Plan ("SelectRE Plan"). The Company makes a matching contribution of 200 percent of the employees' contributions, up to 2.5 percent of compensation. Contributions to the Plan were $240,778 and $243,624 of which $202,810 and $204,013 was reimbursed by affiliates in 2002 and 2001, respectively.

          C & T has a postretirement health care plan for substantially all employees, effective January 1, 2000. The plan is unfunded. The estimated costs that will be paid after retirement are generally being accrued by charges to expense over the employees' active service periods to the dates they are fully eligible for benefits. The following table sets forth the plan's funded status and the amount of accrued benefit cost of the plan as of December 31, 2002 and 2001:



                                                                          2002            2001
                                                                       -----------     ----------

           Accrued benefit cost                                         $899,500         $372,900
           Amounts allocated to affiliates                              (472,500)        (312,100)
                                                                       -----------     ----------

                Accrued Benefit Cost Attributable to the
                   Company                                              $427,000        $  60,800
                                                                       ===========     ==========

           Company's allocation of benefit expense                      $ 47,000        $  33,600
                                                                       ===========     ==========

           Discount rate                                                   7.00%            7.25%
                                                                       ===========     ==========


--------------------------------------------------------------------------------
                           15       Beard Miller Company LLP
                                    Certified Public Accountants and Consultants

C & T ENTERPRISES, INC.
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 8 - PENSION PLANS AND POSTRETIREMENT BENEFIT PLANS (CONTINUED)

          For measurement purposes, an 8.0% annual rate of increase in the per capita cost of covered health care benefits was assumed in 2002. The rate was assumed to decrease gradually to 5.5% in 2009 and remain at that level thereafter.


NOTE 9 - COMPREHENSIVE INCOME (LOSS)

          The components of other comprehensive income and related tax effects for the years ended December 31, 2002 and 2001 are as follows:



                                                                       2002          2001
                                                                  ------------  --------------
          Unrealized holding losses on available for sale
                securities, net of tax benefits 2002 $67,568;
                2001 $68,657                                         ($98,884)     ($100,751)
                                                                  ============  ==============


NOTE 10 - RELATED PARTY TRANSACTIONS

          In the ordinary course of business, the Company's activities involve significant transactions with its affiliates. As of and for the years ended December 31, 2002 and 2001, transactions included in the financial statements approximated the following amounts:



                                                                       2002          2001
                                                                  ------------  --------------

          Leasing revenue                                        $    209,923      $    177,342
          Accounts receivable from affiliates                       1,416,972         1,203,368
          Deposits payable to affiliates                              499,000           499,000
          Expenses allocated to affiliates                            772,699           623,694
          Payroll and benefits allocated to affiliates              5,747,976         5,706,744

NOTE 11 - SUBSEQUENT EVENT

          Effective January 1, 2003, the outstanding common stock of Susquehanna Energy, Inc. ("Susquehanna") was transferred to C & T by Claverack Rural Electric Cooperative, a 50% stockholder of C & T, as part of an organizational restructuring plan. Susquehanna, located in Mansfield, Pennsylvania, sells petroleum products, home heating and air conditioning systems and lubricants. As part of this restructuring plan, Tri-County Rural Electric, a 50% stockholder of C & T, has agreed to transfer its investment in the common stock of Wilderness Area Utilities, Inc. ("Wilderness") into C & T subject to regulatory approvals. Wilderness owns all of the outstanding common stock of Wellsboro Electric Company ("Wellsboro"), a regulated electric utility company, whose operations are located in Wellsboro, Pennsylvania. As part of this restructuring plan, C & T expects to refinance Wellsboro's long-term financing arrangements.


--------------------------------------------------------------------------------
                           16       Beard Miller Company LLP
                                    Certified Public Accountants and Consultants

[LOGO OMITTED]
Beard Miller Company LLP
Certified Public Accountants and Consultants


            INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION


To the Board of Directors
C & T Enterprises, Inc.
Lewisburg, Pennsylvania


     Our audits were made for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The consolidating information is presented for purposes of additional analysis of the basic consolidated financial statements rather than to present the financial position and results of operations of the individual companies. The consolidating information has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.


                                             /S/ Beard Miller Company LLP

Reading, Pennsylvania
February 7, 2003

C & T ENTERPRISES, INC.
--------------------------------------------------------------------------------
CONSOLIDATING BALANCE SHEET, BY COMPANY


                                     ASSETS



                                                                              December 31, 2002
                                           -----------------------------------------------------------------------------------------

                                               C & T       Citizens' Electric
                                            Enterprises,      Company of           Valley
                                                Inc.         Lewisburg, PA.      Energy, Inc.       Eliminations      Consolidated
                                           -------------- -----------------   ----------------   ----------------- -----------------

UTILITY PLANT
 Plant in service                           $  1,525,156    $ 11,607,265        $ 20,778,567        $          0    $ 33,910,988
 Accumulated depreciation                       (581,984)     (5,687,051)         (6,745,919)                  0     (13,014,954)
                                           -------------- -----------------   ----------------   ----------------- -----------------

                                                 943,172       5,920,214          14,032,648                   0      20,896,034
 Construction work in progress, at cost                0          36,824              41,584                   0          78,408
                                           -------------- -----------------   ----------------   ----------------- -----------------

    Total Utility Plant, Net                     943,172       5,957,038          14,074,232                   0      20,974,442
                                           -------------- -----------------   ----------------   ----------------- -----------------

OTHER PROPERTY AND INVESTMENTS
 Nonutility property                                   0          21,704                   0                   0          21,704
 Investments, marketable equity securities             0         492,390                   0                   0         492,390
 Investment in Citizens' Electric Company      7,520,133               0                   0          (7,520,133)              0
 Investment in Valley Energy                   3,082,465               0                   0          (3,082,465)              0
 Note receivable from Valley Energy           12,680,932               0                   0         (12,680,932)              0
 Goodwill                                              0       3,978,203                   0             125,453       4,103,656
 Other                                                 0           5,755                   0                   0           5,755
                                           -------------- -----------------   ----------------   ----------------- -----------------

    Total Other Property and Investments      23,283,530       4,498,052                   0         (23,158,077)      4,623,505
                                           -------------- -----------------   ----------------   ----------------- -----------------

CURRENT ASSETS
  Cash, primarily interest bearing                93,552         680,600             990,336                   0       1,764,488
  Accounts receivable:
    Customers                                          0         556,298             757,243                   0       1,313,541
    Unbilled revenues                                  0         935,370             709,220                   0       1,644,590
    Other                                              0          24,321                   0                   0          24,321
  Note receivable from Citizens' Electric      3,141,486               0                   0          (3,141,486)              0
  Note receivable from Valley Energy           1,018,030               0                   0          (1,018,030)              0
  Advances, affiliates                         1,309,112          90,700             100,398            (555,738)        944,472
  Natural gas inventories                              0               0           1,022,818                   0       1,022,818
  Materials and supplies                               0          50,891             185,157                   0         236,048
  Prepayments                                     60,265           9,778              27,084                   0          97,127
  Prepaid taxes                                  143,609               0                   0            (143,609)              0
  Deferred income taxes                                0         442,223              40,693                   0         482,916
                                           -------------- -----------------   ----------------   ----------------- -----------------

    Total Current Assets                       5,766,054       2,790,181           3,832,949          (4,858,863)      7,530,321
                                           -------------- -----------------   ----------------   ----------------- -----------------

DEFERRED DEBITS AND OTHER
 Accounts receivable, affiliates                 887,200               0                   0            (414,700)        472,500
 Deferred income taxes                                 0               0              96,787             (96,787)              0
 Prepaid expenses and other                       13,300               0             228,428                   0         241,728
 Under recovered gas costs                             0               0             100,962                   0         100,962
                                           -------------- -----------------   ----------------   ----------------- -----------------

    Total Deferred Debits and Other              900,500               0             426,177            (511,487)        815,190
                                           -------------- -----------------   ----------------   ----------------- -----------------

     Total Assets                           $ 30,893,256    $ 13,245,271        $ 18,333,358        ($28,528,427)   $ 33,943,458
                                           ============== =================   ================   ================= =================


--------------------------------------------------------------------------------

C & T ENTERPRISES, INC.
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                      LIABILITIES AND STOCKHOLDERS' EQUITY



                                                                              December 31, 2002
                                           -----------------------------------------------------------------------------------------

                                               C & T       Citizens' Electric
                                            Enterprises,      Company of           Valley
                                                Inc.         Lewisburg, PA.      Energy, Inc.       Eliminations      Consolidated
                                           -------------- -----------------   ----------------   ----------------- -----------------

STOCKHOLDERS' EQUITY

  Common stock                              $  6,400,633    $    1,394,720      $   3,000,000         ($4,394,720)  $    6,400,633
  Paid-in capital                                      0           399,900                  0            (399,900)               0
  Capital stock expense                                0            (7,124)                 0               7,124                0
  Retained earnings                               66,670         5,960,295             82,465          (6,042,760)          66,670
  Accumulated other comprehensive loss                 0          (231,634)                 0             (14,713)        (246,347)
                                           -------------- -----------------   ----------------   -----------------------------------

                                               6,467,303         7,516,157          3,082,465         (10,844,969)       6,220,956
  Treasury stock, at cost                              0          (367,824)                 0             367,824                0
                                           -------------- -----------------   ----------------   -----------------------------------

    Total Stockholders' Equity                 6,467,303         7,148,333          3,082,465         (10,477,145)       6,220,956
                                           -------------- -----------------   ----------------   -----------------------------------

LONG-TERM DEBT                                20,397,594                 0         12,680,932         (12,680,932)      20,397,594
                                           -------------- -----------------   ----------------   -----------------------------------

CURRENT LIABILITIES
  Line of credit                               1,100,000                 0            800,000            (800,000)       1,100,000
  Current maturities of long-term debt           283,125         3,141,486            218,030          (3,359,516)         283,125
  Accounts payable                               431,827           198,050            145,327            (214,985)         560,219
  Due for purchased electricity and gas                0           892,928            798,940                   0        1,691,868
  Regulatory liability                                 0           935,370                  0                   0          935,370
  Accrued expenses                               570,827            76,360             75,363            (149,655)         572,895
  Deposits:
    Customer deposits                                  0            94,775             81,569                   0          176,344
    Affiliates                                   690,098                 0                  0            (191,098)         499,000
  Accrued taxes                                        0           345,104             55,580            (143,609)         257,075
                                           -------------- -----------------   ----------------   -----------------------------------

    Total Current Liabilities                  3,075,877         5,684,073          2,174,809          (4,858,863)       6,075,896
                                           -------------- -----------------   ----------------   -----------------------------------

DEFERRED CREDITS AND OTHER
    LIABILITIES
   Deferred investment tax credits                     0             6,248                  0                   0            6,248
   Deferred income taxes                          52,982           219,967                  0             (96,787)         176,162
   Deferred benefits                                   0            45,530                  0                   0           45,530
   Regulatory liability                                0                 0             69,952                   0           69,952
   Accrued postretirement cost                   899,500            89,500            325,200            (414,700)         899,500
   Other liabilities                                   0            51,620                  0                   0           51,620
                                           -------------- -----------------   ----------------   -----------------------------------

    Total Deferred Credits and
       Other Liabilities                         952,482           412,865            395,152            (511,487)       1,249,012
                                           -------------- -----------------   ----------------   -----------------------------------

    Total Liabilities and
       Stockholders' Equity                  $30,893,256       $13,245,271        $18,333,358        ($28,528,427)     $33,943,458
                                           ============== =================   ================   ===================================


--------------------------------------------------------------------------------
                           18       Beard Miller Company LLP
                                    Certified Public Accountants and Consultants

C & T ENTERPRISES, INC.
--------------------------------------------------------------------------------
CONSOLIDATING STATEMENT OF INCOME, BY COMPANY



                                                                         Year Ended December 31, 2002
                                           -----------------------------------------------------------------------------------------

                                               C & T       Citizens' Electric
                                            Enterprises,      Company of           Valley
                                                Inc.         Lewisburg, PA.      Energy, Inc.       Eliminations      Consolidated
                                           -------------- -----------------   ----------------   ----------------- -----------------


OPERATING REVENUES                              $430,031       $11,653,999         $2,038,841       $          0       $14,122,871
                                           -------------- -----------------   ----------------   -----------------------------------

OPERATING EXPENSES
  Power purchased                                      0         7,886,867          1,324,396                  0         9,211,263
  Distribution expenses:
    Operation                                          0           197,589            113,391                  0           310,980
    Maintenance                                        0           210,875             35,030                  0           245,905
  Customer accounts                                    0           359,857             80,286                  0           440,143
  General and administrative                     171,400           987,702            155,862                  0         1,314,964
  Depreciation and amortization                  238,604           442,648            104,260                  0           785,512
  Taxes, other than income                         7,374           748,111             41,732                  0           797,217
                                           -------------- -----------------   ----------------   -----------------------------------

    Total Operating Expenses                     417,378        10,833,649          1,854,957                  0        13,105,984
                                           -------------- -----------------   ----------------   -----------------------------------

    Income from Operations                        12,653           820,350            183,884                  0         1,016,887
                                           -------------- -----------------   ----------------   -----------------------------------

OTHER INCOME
  Interest and dividends                         263,400            37,759                  0           (260,714)           40,445
  Other                                          485,149             2,324             61,845           (484,970)           64,348
                                           -------------- -----------------   ----------------   -----------------------------------

    Total Other Income                           748,549            40,083             61,845           (745,684)          104,793
                                           -------------- -----------------   ----------------   -----------------------------------

OTHER EXPENSES
  Interest                                       533,795           173,213             92,186           (260,714)          538,480
  Other                                                0            11,580             18,753                  0            30,333
                                           -------------- -----------------   ----------------   -----------------------------------

    Total Other Expenses                         533,795           184,793            110,939           (260,714)          568,813
                                           -------------- -----------------   ----------------   -----------------------------------

    Income before Income Taxes (Benefits)        227,407           675,640            134,790           (484,970)          552,867
                                           -------------- -----------------   ----------------   -----------------------------------

INCOME TAXES (BENEFITS)
  Federal                                        (91,138)          203,968             39,038                  0           151,868
  State                                           (1,050)           69,167             13,287                  0            81,404
                                           -------------- -----------------   ----------------   -----------------------------------

    Total Income Taxes (Benefits)                (92,188)          273,135             52,325                  0           233,272
                                           -------------- -----------------   ----------------   -----------------------------------

    Net Income                                  $319,595          $402,505            $82,465          ($484,970)         $319,595
                                           ============== =================   ================   ===================================


--------------------------------------------------------------------------------
                           19       Beard Miller Company LLP
                                    Certified Public Accountants and Consultants

                   CLAVERACK RURAL ELECTRIC COOPERATIVE, INC.

                          CONSOLIDATED FINANCIAL REPORT


                                DECEMBER 31, 2002

CLAVERACK RURAL ELECTRIC COOPERATIVE, INC.
--------------------------------------------------------------------------------

TABLE OF CONTENTS

                                                                        PAGE NO.

FINANCIAL STATEMENTS:

 Independent Auditor's Report on the Financial Statements                   1

 Consolidated Balance Sheets                                                4

 Consolidated Statements of Operations                                      3

 Consolidated Statements of Equities                                        4

 Consolidated Statements of Cash Flows                                      5

 Notes to Consolidated Financial Statements                                 7




SUPPLEMENTARY INFORMATION:

 Independent Auditor's Report on Supplementary Information                 22

 Consolidating Balance Sheets, by Company                                  23

 Consolidating Statements of Operations, by Company                        24

[LOGO OMITTED]
Beard Miller Company LLP
Certified Public Accountants and Consultants


                          INDEPENDENT AUDITOR'S REPORT
                           ON THE FINANCIAL STATEMENTS


To the Board of Directors
Claverack Rural Electric Cooperative, Inc.
Wysox, Pennsylvania


     We have audited the accompanying consolidated balance sheets of Claverack Rural Electric Cooperative, Inc. and subsidiary as of December 31, 2002 and 2001, and the related consolidated statements of operations, equities and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Cooperative's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of Susquehanna Energy Plus, Inc., a wholly-owned subsidiary, as of and for the year ended December 31, 2001 which statements reflect total assets of $3,283,575 at December 31, 2001 and total revenue of $7,155,567 for the year then ended. Those statements were audited by other auditors whose report has been furnished to us and, in our opinion, insofar as it relates to the amounts included for Susquehanna Energy Plus, Inc., is based solely on the report of other auditors.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

     In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Claverack Rural Electric Cooperative, Inc. and subsidiary as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.



                                                  /S/ Beard Miller Company LLP

Reading, Pennsylvania
February 14, 2003

CLAVERACK RURAL ELECTRIC COOPERATIVE, INC.
--------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS


                                     ASSETS


                                                                       December 31,
                                                              ------------------------------
                                                                  2002             2001
                                                              -------------    -------------

PLANT

 In service                                                   $ 67,946,083      $66,369,101
 Accumulated depreciation                                      (21,810,851)     (19,976,972)
                                                              -------------    -------------

                                                                46,135,232       46,392,129

 Construction work in progress, at cost                            405,719          249,284
                                                              -------------    -------------

    Total Plant, Net                                            46,540,951       46,641,413
                                                              -------------    -------------

OTHER PROPERTY AND INVESTMENTS

 Nonutility property                                                 8,369            8,369
 Investments in associated organizations                         4,369,644        4,304,674
 Investment in affiliates                                        3,441,826        1,723,375
 Due from related parties                                           98,147           58,907
 Note receivable                                                   546,875          640,625
                                                              -------------    -------------

    Total Other Property and Investments                         8,464,861        6,735,950
                                                              -------------    -------------

CURRENT ASSETS

 Cash                                                              807,215          254,954
 Temporary investments                                                   0              204
 Accounts receivable, including unbilled revenue, less
     allowance for uncollectible accounts 2002 $73,103;
     2001 $81,162                                                3,860,906        3,648,264
 Inventories                                                       741,068          740,537
 Other current and accrued assets                                  613,853          537,125
 Current portion of note receivable                                 93,750           93,750
                                                              -------------    -------------

    Total Current Assets                                         6,116,792        5,274,834
                                                              -------------    -------------

    Total Assets                                              $61,122,604       $58,652,197
                                                              =============    =============


See notes to consolidated financial statements.
--------------------------------------------------------------------------------

                            EQUITIES AND LIABILITIES



                                                                       December 31,
                                                              ------------------------------
                                                                  2002             2001
                                                              -------------    -------------

EQUITIES

 Memberships                                                  $    288,580      $   297,285
 Patronage capital                                              17,056,154       14,288,701
 Other equities                                                  1,487,012        1,939,531
 Deficit                                                        (3,580,826)      (2,829,776)
                                                              -------------    -------------

    Total Equities                                              15,250,920       13,695,741
                                                              -------------    -------------

OBLIGATION UNDER CAPITAL LEASE                                     237,477          351,325
                                                              -------------    -------------

LONG-TERM DEBT                                                  37,567,727       35,093,369
                                                              -------------    -------------

CURRENT LIABILITIES

 Notes payable                                                   2,191,817        4,449,800
 Current maturities of long-term debt                              854,025          426,315
 Current liabilities under capital lease                           113,848          103,036
 Accounts payable                                                  555,909          537,324
 Due for purchased electricity                                     987,209          935,629
 Accrued expenses and other current liabilities                  1,070,643          978,644
 Consumer deposits and energy prepayments                          275,495          262,421
                                                              -------------    -------------

    Total Current Liabilities                                    6,048,946        7,693,169
                                                              -------------    -------------

DEFERRED CREDITS AND OTHER LIABILITIES

 Accumulated postretirement benefit obligation                   1,781,423        1,744,836
 Other                                                             236,111           11,907
                                                              -------------    -------------

    Total Deferred Credits and Other Liabilities                 2,017,534        1,818,593
                                                              -------------    -------------


    Total Equities and Liabilities                            $ 61,122,604      $58,652,197
                                                             =============    =============


--------------------------------------------------------------------------------
                   2                Beard Miller Company LLP
                                    Certified Public Accountants and Consultants

CLAVERACK RURAL ELECTRIC COOPERATIVE, INC.
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF OPERATIONS



                                                                 Years Ended December 31,
                                                              ------------------------------
                                                                  2002             2001
                                                              -------------    -------------

OPERATING REVENUES                                             $27,895,181      $26,772,431
                                                              -------------    -------------

OPERATING EXPENSES

 Power purchased and cost of sales                              15,648,880       15,232,284
 Depreciation and amortization                                   2,319,163        2,242,980
 Other operating expenses                                        6,989,956        6,605,050
                                                              -------------    -------------

    Total Operating Expenses                                    24,957,999       24,080,314
                                                              -------------    -------------

    Operating Margins before Fixed Charges                       2,937,182        2,692,117

FIXED CHARGES, INTEREST ON LONG-TERM DEBT                        1,777,911        2,664,863
                                                              -------------    -------------

    Operating Margins after Fixed Charges                        1,159,271           27,254

G & T AND OTHER CAPITAL CREDITS                                    172,722          329,518
                                                              -------------    -------------

        Net Operating Margins                                    1,331,993          356,772
                                                              -------------    -------------

NONOPERATING MARGINS (LOSSES)

 Interest income                                                    51,657           55,835
 Equity in net income (loss) of affiliate                           81,437         (126,089)
 Other nonoperating income                                         104,467           95,312
                                                              -------------    -------------

    Total Nonoperating Margins                                     237,561           25,058
                                                              -------------    -------------

    Margins from Continuing Operations                           1,569,554          381,830
                                                              -------------    -------------

DISCONTINUED OPERATIONS
 Loss from operations of discontinued operations                         0         (108,333)
 Loss on disposal of discontinued operations                             0         (717,108)
                                                              -------------    -------------

    Total Discontinued Operations                                        0         (825,441)
                                                              -------------    -------------

    Net Margins (Loss)                                        $  1,569,554        ($443,611)
                                                              =============    =============


See notes to consolidated financial statements.
--------------------------------------------------------------------------------
                   3                Beard Miller Company LLP
                                    Certified Public Accountants and Consultants

CLAVERACK RURAL ELECTRIC COOPERATIVE, INC.
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF EQUITIES
Years Ended December 31, 2002 and 2001



                                                                   Patronage         Other
                                                    Memberships     Capital         Equities       Deficit         Total
                                                   ------------- --------------- ------------- -------------- ---------------

BALANCE, DECEMBER 31, 2000                           $ 306,250    $ 14,005,499    $ 1,623,895    ($1,779,275)   $ 14,156,369

 Membership refunds                                     (8,965)              0              0              0          (8,965)
 Net margins (loss)                                          0         606,890              0     (1,050,501)       (443,611)
 Reallocation of nonoperating margins                        0        (313,349)       313,349              0               0
 Retirement of capital credits                               0         (10,339)         2,287              0          (8,052)
                                                   ------------- --------------- ------------- -------------- ---------------

BALANCE, DECEMBER 31, 2001                             297,285      14,288,701      1,939,531     (2,829,776)     13,695,741

 Membership refunds                                     (8,705)              0              0              0          (8,705)
 Net margins (loss)                                          0       2,320,604              0       (751,050)      1,569,554
 Reallocation of nonoperating margins                        0        (367,916)       367,916              0               0
 Retirement of capital credits                               0          (6,491)           821              0          (5,670)
 Allocation of capital credits to members                    0         124,568       (124,568)             0               0
 Reclassification of prior net operating losses              0         696,688       (696,688)             0               0
                                                   ------------- --------------- ------------- -------------- ---------------

BALANCE, DECEMBER 31, 2002                           $ 288,580    $ 17,056,154    $ 1,487,012    ($3,580,826)   $ 15,250,920
                                                   ============= =============== ============= ============== ===============


See notes to consolidated financial statements.
--------------------------------------------------------------------------------
                   4                Beard Miller Company LLP
                                    Certified Public Accountants and Consultants

CLAVERACK RURAL ELECTRIC COOPERATIVE, INC.
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS




                                                                 Years Ended December 31,
                                                              ------------------------------
                                                                  2002             2001
                                                              -------------    -------------

CASH FLOWS FROM OPERATING ACTIVITIES

 Net margins (loss)                                            $1,569,554        ($443,611)
 Adjustments to reconcile net margins (loss) to net cash
    provided by operating activities:
      Depreciation                                              2,319,163        2,379,300
      Loss on sale and impairment of fixed assets                  75,920          306,041
      Equity in net (income) loss of affiliate                    (81,437)         126,089
      G & T and other capital credits                             (50,482)         (93,802)
      Provision for doubtful accounts                              38,521           36,000
      (Increase) decrease in assets:
         Accounts receivable                                     (251,163)         (21,913)
         Inventories                                                 (531)          65,646
         Other current and accrued assets                         (76,728)          (2,278)
         Due to related parties                                   (39,240)           1,491
      Increase (decrease) in liabilities:
         Accounts payable                                          18,585         (389,928)
         Due for purchased electricity                             51,580          (38,868)
         Accrued liabilities                                       91,999         (251,646)
         Consumer deposits and energy prepayments                  13,074           11,853
         Deferred credits and other liabilities                   198,941           25,698
                                                             -------------    -------------

      Net Cash Provided by Operating Activities                 3,877,756        1,710,072
                                                             -------------    -------------

CASH FLOWS FROM INVESTING ACTIVITIES

 Proceeds from sale of assets                                           0        1,319,459
 Purchases of plant                                            (2,359,934)      (2,555,632)
 Other changes in plant, net                                       65,313           72,096
 Investments in associated organizations                          (14,488)        (143,053)
 Investment in affiliates                                      (1,637,014)        (158,888)
 Net decrease in temporary investments                                204           82,432
                                                             -------------    -------------

      Net Cash Used in Investing Activities                    (3,945,919)      (1,383,586)
                                                             -------------    -------------



See notes to consolidated financial statements.
--------------------------------------------------------------------------------
                   5                Beard Miller Company LLP
                                    Certified Public Accountants and Consultants

CLAVERACK RURAL ELECTRIC COOPERATIVE, INC.
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)




                                                                 Years Ended December 31,
                                                              ------------------------------
                                                                  2002             2001
                                                              -------------    -------------

CASH FLOWS FROM FINANCING ACTIVITIES

 Net borrowings (repayments) under lines of credit             ($2,257,983)      $1,206,239
 Proceeds from long-term borrowings                              3,431,877                0
 Principal payments on long-term debt                             (436,059)      (1,415,434)
 Principal payments on capital lease obligation                   (103,036)        (135,415)
 Membership refunds                                                 (8,705)          (8,965)
 Retirement of capital credits                                      (5,670)          (8,052)
                                                                -----------     ------------

      Net Cash Provided by (Used in) Financing Activities          620,424         (361,627)
                                                                -----------     ------------

      Net Increase (Decrease) in Cash                              552,261          (35,141)

CASH - BEGINNING                                                   254,954          290,095
                                                                -----------     ------------

CASH - ENDING                                                   $ 807,215        $ 254,954
                                                                ===========     ============

SUPPLEMENTARY CASH FLOWS INFORMATION

    Interest paid                                               $1,858,306       $2,756,273
                                                                ===========     ============

SUPPLEMENTARY SCHEDULE OF NONCASH INVESTING
    AND FINANCING ACTIVITIES

    Capital lease obligation assumed for equipment               $       0       $  540,281
                                                                ===========     ============


See notes to consolidated financial statements.
--------------------------------------------------------------------------------
                   6                Beard Miller Company LLP
                                    Certified Public Accountants and Consultants

CLAVERACK RURAL ELECTRIC COOPERATIVE, INC.
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - PRINCIPLES OF CONSOLIDATION AND NATURE OF BUSINESS

          The consolidated financial statements include the accounts of Claverack Rural Electric Cooperative, Inc. (Claverack) and its wholly-owned subsidiary, Susquehanna Energy Plus, Inc. (Susquehanna Energy). All significant intercompany transactions have been eliminated in consolidation.

          Claverack is a rural electric cooperative utility established under the laws of the Commonwealth of Pennsylvania. Claverack is a distribution cooperative, providing electricity to its owners/members in northeastern Pennsylvania. Claverack's operating revenues were $21,148,855 and $19,616,864 for the years ended December 31, 2002 and 2001, respectively.

          Susquehanna Energy is a for profit corporation which generates revenues from the sale of petroleum products, the sale of home heating and air conditioning systems and the sale of lubricants. The Company operated convenience stores through November 27, 2001 (see Note 3). The Company's operations are located in Mansfield, Pennsylvania. Its primary market focus is in northcentral Pennsylvania and southern New York. Susquehanna Energy's operating revenues were $6,777,469 (prior to eliminations) and $7,155,567 for the years ended December 31, 2002 and 2001, respectively.

          Claverack and Susquehanna Energy are collectively referred to herein as the Company.


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

          Accounting System

               Claverack maintains the accounting records in conformity with the uniform system of accounts as prescribed by the Federal Energy Regulatory Commission as modified and adopted by the RUS.

          Use of Estimates

               The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

          Revenues

               Claverack's revenues from its members are based on kilowatt hours of electricity used. Rates are established by the Cooperative's Board of Directors.


--------------------------------------------------------------------------------
                   7                Beard Miller Company LLP
                                    Certified Public Accountants and Consultants

CLAVERACK RURAL ELECTRIC COOPERATIVE, INC.
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

          Purchased Power

               Claverack purchases power used by its members from the Allegheny Electric Cooperative under a wholesale contract expiring in December 2007.

          Inventories

               All inventories are carried at the lower of cost or market value. Cost is determined using the first-in, first-out method.

          Plant

               Plant is carried at cost. Additions to plant and replacements of property are capitalized at cost. Retirements of electric plant or replacements are removed from electric plant accounts at cost and these costs plus cost of removal less salvage are charged to accumulated depreciation. Maintenance, repairs and replacement of minor items of plant are charged to operating expense.

               The depreciation is computed by the straight-line method. Depreciation charged to expense for 2002 and 2001 was $2,319,163 and $2,379,300, respectively. Depreciation charged to a clearing account for distribution to operating or plant accounts for 2002 and 2001 was $185,677 and $240,678, respectively.

               Depreciation rates are as follows:

                  Claverack:
                      Transmission plant                                  2.75%
                      Distribution plant                                  3.02%
                      Structures and improvements                1.5  -   6.0 %
                      Transportation equipment                   9.6  -  20.0 %
                      Tools and work equipment                   6.0  -  20.0 %
                      Other equipment                            6.0  -  20.0 %

                  Susquehanna Energy:
                      Buildings and improvements                 2.5  -  10.0 %
                      Equipment                                          10.0 %
                      Vehicles                                  14.0  -  20.0 %
                      Office furniture and equipment            14.0  -  20.0 %

          Cash

               The Company maintains its cash balances in checking accounts. Cash balances are insured by the Federal Deposit Insurance Corporation up to $100,000.


--------------------------------------------------------------------------------
                   8                Beard Miller Company LLP
                                    Certified Public Accountants and Consultants

CLAVERACK RURAL ELECTRIC COOPERATIVE, INC.
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

          Accounts Receivable

               Accounts receivable are stated at outstanding balances, less an allowance for doubtful accounts. The allowance for doubtful accounts is established through provisions charged against income. Accounts deemed to be uncollectible are charged against the allowance and subsequent recoveries, if any, are credited to the allowance. The allowance for doubtful accounts is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management's periodic evaluation of the adequacy of the allowance is based on past experience, agings of the receivables, adverse situations that may affect a customer's ability to pay, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires estimates that may be susceptible to significant change. Unpaid balances remaining after the stated payment terms are considered past due.

          Income Taxes

               Claverack is exempt from taxes on income pursuant to Section 501(c)(12) of the Internal Revenue Code. Consequently, the statements of Claverack do not reflect any provision for taxes on income.

               Susquehanna Energy is a C corporation and is subject to both Federal and Pennsylvania corporate income taxes. Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis.

               Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

          Other Equities

               Claverack has established an unallocated equity account, Other Equities, for net losses sustained in prior years and non-operating margins not allocated to members. Future non-operating margins may be used at the Board of Directors' discretion to offset the accumulated operating losses recorded in other equities, for certain reserves, or to the extent not needed for such reserves or offsets be allocated to the members.

          Reclassifications

               Certain items on the 2001 financial statements have been reclassified to conform to the 2002 financial statement presentation format. Such reclassifications had no impact on net margins.


--------------------------------------------------------------------------------
                   9                Beard Miller Company LLP
                                    Certified Public Accountants and Consultants

CLAVERACK RURAL ELECTRIC COOPERATIVE, INC.
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 3 - DISCONTINUED OPERATIONS

          On May 23, 2001, Susquehanna Energy adopted a formal plan to sell its convenience store division (the "Quik-Marts"). The disposal date was November 27, 2001. The assets of the Quik-Marts which were sold consisted mainly of fixed assets and goodwill. The selling price was $1,425,381. There are no assets of the stores on the balance sheet at December 31, 2001.

          Operating results of the discontinued operations are shown separately in the accompanying statement of operations. The estimated loss on disposal of the discontinued operations represents the loss on the disposal of assets as well as the operating losses during the respective phase-out periods. The phase-out period of the Quik-Marts was from May 23, 2001 through November 27, 2001.

          Sales of the Quik-Mart division were $4,722,383 for the eleven month period ended November 27, 2001. These amounts are not included in sales in the accompanying statement of operations.


NOTE 4 - PLANT

          Listed below are the major classes of plant as of December 31, 2002 and 2001:


                                                                 2002             2001
                                                           --------------   --------------

           Plant in-service:
               Claverack:
                   Transmission plant                        $   239,907      $   239,906
                   Distribution plant                         58,967,512       57,280,317
                   General plant                               5,793,718        5,880,085
                                                           --------------   --------------

                                                              65,001,137       63,400,308
                                                           --------------   --------------

               Susquehanna Energy:
                   Land                                          204,205          204,205
                   Buildings and improvements                    659,361          657,577
                   Equipment                                     991,441        1,034,732
                   Vehicles                                    1,047,586        1,032,784
                   Office furniture and equipment                 42,353           39,495
                                                           --------------   --------------

                                                               2,944,946        2,968,793
                                                           --------------   --------------

                                                              67,946,083       66,369,101
           Accumulated depreciation                          (21,810,851)     (19,976,972)
                                                           --------------   --------------

                                                              46,135,232       46,392,129
           Construction in progress                              405,719          249,284
                                                           --------------   --------------

                                                             $46,540,951      $46,641,413
                                                           ==============   ==============


--------------------------------------------------------------------------------
                  10                Beard Miller Company LLP
                                    Certified Public Accountants and Consultants

CLAVERACK RURAL ELECTRIC COOPERATIVE, INC.
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




NOTE 5 - INVESTMENTS IN ASSOCIATED ORGANIZATIONS

          Investments in associated organizations, carried at stated value, consist of the following:


                                                                 2002             2001
                                                           --------------   --------------

            Patronage capital credits:
                Allegheny Electric Cooperative, Inc.          $2,626,260       $2,626,260
                National Rural Utilities Cooperative
                    Finance Corporation (CFC)                    321,379          293,627
                United Utility Supply Cooperative                 75,357           75,357
                                                           --------------   --------------

                                                               3,022,996        2,995,244
                                                           --------------   --------------

            Capital term certificates of the National
                Rural Utilities Cooperative Finance
                Corporation:
                    5% certificates                              703,065          703,065
                    3% certificates                              117,800          117,800
                    0% certificates                              449,520          438,022
                                                           --------------   --------------

                                                               1,270,385        1,258,887
                                                           --------------   --------------

            Other                                                 76,263           50,543
                                                           --------------   --------------

                                                              $4,369,644       $4,304,674
                                                           ==============   ==============

          Claverack is required to maintain the investment in the Capital Term Certificates pursuant to its loan agreement with CFC.


NOTE 6 - INVESTMENT IN AFFILIATES

          Investment in C & T Enterprises, Inc.

               Claverack is accounting for its investment in C & T Enterprises, Inc. (C & T), a 50%-owned affiliate, by the equity method of accounting.

               C & T has two wholly-owned subsidiaries, Citizens' Electric Company of Lewisburg, PA and Valley Energy, Inc. Citizens' Electric Company is a regulated public utility distributing electric service in parts of Union and Northumberland Counties, Pennsylvania. Valley Energy, Inc. is a regulated public utility distributing natural gas to customers in the Sayre, Pennsylvania area including Athens, Towanda, Wysox and Waverly, New York. The carrying value of Claverack's investment in C & T exceeds its share of the underlying equity in the net assets of C & T.


--------------------------------------------------------------------------------
                  11                Beard Miller Company LLP
                                    Certified Public Accountants and Consultants

CLAVERACK RURAL ELECTRIC COOPERATIVE, INC.
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 6 - INVESTMENT IN AFFILIATES (CONTINUED)

          Investment in C & T Enterprises, Inc. (Continued)

               Condensed consolidated balance sheet information of C & T as of December 31, 2002 and 2001 is as follows:


                                                                 2002             2001
                                                           --------------   --------------

                                     ASSETS


               Current assets                               $  7,530,321     $  3,690,076
                                                           --------------   --------------

               Utility plant                                  33,989,396       12,301,885
               Accumulated depreciation                      (13,014,954)      (5,708,405)
                                                           --------------   --------------

                                                              20,974,442        6,593,480
                                                           --------------   --------------

               Other non-current assets                        5,438,695        5,585,136
                                                           --------------   --------------

                                                            $ 33,943,458     $ 15,868,692
                                                           ==============   ==============

                   LIABILITIES AND STOCKHOLDERS' EQUITY

               Current liabilities                          $  6,075,896     $  3,556,117
               Long-term debt                                 20,397,594        8,680,719
               Deferred credits and other long-term
                   liabilities                                 1,249,012          731,611
               Stockholders' equity                            6,220,956        2,900,245
                                                           --------------   --------------

                                                             $33,943,458      $15,868,692
                                                           ==============   ==============

               Condensed consolidated statements of income information of C & T for the years ended December 31, 2002 and 2001 is as follows:


                                                                 2002             2001
                                                           --------------   --------------

               Operating revenues                           $ 14,122,871       $9,518,773
               Operating expenses                             13,105,984        8,853,526
                                                           --------------   --------------

                     Operating Income                          1,016,887          665,247

               Non-operating expense, net                        464,020          603,437
               Income taxes                                      233,272          154,232
                                                           --------------   --------------

                     Net Income (Loss)
                                                            $    319,595         ($92,422)
                                                           ==============   ==============


--------------------------------------------------------------------------------
                  12                Beard Miller Company LLP
                                    Certified Public Accountants and Consultants

CLAVERACK RURAL ELECTRIC COOPERATIVE, INC.
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 6 - INVESTMENT IN AFFILIATES (CONTINUED)

          Investment in Tioga Propane, LLC

               At December 31, 2002 and 2001, the Company has a fifty percent interest in Tioga Propane, LLC. This investment is carried at cost adjusted for the Company's proportionate share of undistributed earnings and losses. Following is a summary of the financial position and results of operations of Tioga Propane, LLC as of and for the years ended December 31, 2002 and 2001:


                                                                 2002             2001
                                                           --------------   --------------

                                   ASSETS

               Current assets                               $     54,900        $  19,233
               Property, plant and equipment                     351,425          311,319
                                                           --------------   --------------

                     Total Assets                               $406,325         $330,552
                                                           ==============   ==============

                      LIABILITIES AND MEMBERS' EQUITY

               Current liabilities                              $126,464        $  54,395
               Due to member                                      95,527           58,907
               Long-term debt                                    190,347          192,314
                                                           --------------   --------------

                     Total Liabilities                          $412,338         $305,616
                                                           ==============   ==============

               Members' equity (deficit)                         ($6,013)       $  24,936
                                                           ==============   ==============

               Sales                                            $244,182         $115,215
                                                           ==============   ==============

               Net loss                                        ($156,721)       ($142,840)
                                                           ==============   ==============

NOTE 7 - NOTE RECEIVABLE

           On November 17, 1999, as part of the Rural Economic Development Loan and Grant Program provided by the Rural Electrification Act, Section 313, Claverack borrowed $750,000 from the Rural Utilities Service (RUS). In accordance with the loan agreement, Claverack lent the proceeds of the loan to Central Bradford Progress Authority (CBPA). Both the note receivable from CBPA and the note payable to RUS bear no interest with monthly payments of $7,813 commencing November 2001 and due in full November 2009.


--------------------------------------------------------------------------------
                  13                Beard Miller Company LLP
                                    Certified Public Accountants and Consultants

CLAVERACK RURAL ELECTRIC COOPERATIVE, INC.
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 8 - PATRONAGE CAPITAL

          Patronage capital consists of the following at December 31, 2002 and 2001:



                                                                 2002             2001
                                                           --------------   --------------

               Assigned                                     $ 16,898,072     $ 16,898,072
               Assignable                                      3,881,764        1,107,820
                                                           --------------   --------------

                                                              20,779,836       18,005,892

               Retirements to date                            (3,723,682)      (3,717,191)
                                                           --------------   --------------

                                                            $ 17,056,154     $ 14,288,701
                                                           ==============   ==============

          Under the provisions of the mortgage agreement, until the equities and margins equal or exceed 20% of the total assets of Claverack, the return to patrons of capital contributed is limited to 30% of the patronage capital or margins received in the prior calendar year. The equities of Claverack represent 25.49% and 23.79% of the total assets of Claverack as of December 31, 2002 and 2001, respectively.


NOTE 9 - OTHER EQUITIES

          Other equities consist of:


                                                                 2002             2001
                                                           --------------   --------------

               Non-operating margins                        $  3,157,347      $ 2,913,999
               Operating margins prior to 1969                    85,095           85,095
               Net losses from 1995 through 2002              (1,872,699)      (1,176,011)
               Retired capital credits gain                      115,264          114,443
               Donated capital                                     1,305            1,305
               Capital gains                                         700              700
                                                           --------------   --------------

                                                            $  1,487,012     $  1,939,531
                                                           ==============   ==============


--------------------------------------------------------------------------------
                  14                Beard Miller Company LLP
                                    Certified Public Accountants and Consultants

CLAVERACK RURAL ELECTRIC COOPERATIVE, INC.
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 10 - NOTES PAYABLE AND LONG-TERM DEBT

          Long-term debt at December 31, 2002 and 2001 consists of the following:


                                                                 2002             2001
                                                           --------------   --------------

          Notes payable to the United States of America -
              Rural Utilities Service (RUS):
              Rural Economic Development Loan, payable
                  $7,813 monthly, commencing November 2001,
                  bearing no interest, maturing November
                  2009.                                     $    640,625     $    734,375
                                                           --------------   --------------
          Mortgage notes payable to the National Rural
              Utilities Cooperative Finance Corporation
              (CFC):
              7% notes, payable quarterly, maturing at
                  various dates through August 2009.             181,915          203,835
              5.7% notes, payable quarterly, maturing at
                  various dates through November 2026.         2,722,153        2,794,734
              6.20% note, payable quarterly, maturing
                  January 2030.                                3,416,457        3,459,219
              4.45% note, payable quarterly, including
                  interest, maturing January 2030.             4,361,477        4,434,048
              4.05% note, interest only through March 2010,
                  payable quarterly, maturing January 2030.    7,284,247        7,284,247
              4.05% notes, payable quarterly, including
                  interest, maturing at various dates
                  through January 2030.                        5,278,707        3,448,704
              Variable rate notes (3.4% at December 31,
                  2002), interest only through March 2010,
                  payable quarterly, maturing January 2030.    7,000,000        7,000,000
              Variable rate notes (3.4% at December 31,
                  2002), principal amortized over 35 years,
                  plus interest payable quarterly, maturing
                  at various dates through April 2029.         3,976,038        4,074,604
              Variable rate note (3.4% at December 31,
                  2002), principal and interest paid
                  quarterly, maturing April 2007.              1,500,000                0
              Variable rate note (3.4% at December 31,
                  2002), interest-only through January
                  2004, payable quarterly, maturing January
                  2030.                                        1,827,868        1,827,868
                                                           --------------   --------------

                                                              37,548,862       34,527,259
                                                           --------------   --------------

          Note payable to Carapella Brothers in monthly
              install-ments of $3,791, including interest
              at 8%, maturing in August 2009,
              collateralized by real estate.                     232,265          258,050
                                                           --------------   --------------

                                                              38,421,752       35,519,684
          Current maturities                                    (854,025)        (426,315)
                                                           --------------   --------------

                                                             $37,567,727      $35,093,369
                                                           ==============   ==============


--------------------------------------------------------------------------------
                  15                Beard Miller Company LLP
                                    Certified Public Accountants and Consultants

CLAVERACK RURAL ELECTRIC COOPERATIVE, INC.
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 10 - NOTES PAYABLE AND LONG-TERM DEBT (CONTINUED)

          Estimated aggregate maturities during the next five years are:

                       2003                                      $    854,025
                       2004                                         1,042,760
                       2005                                         1,108,361
                       2006                                         1,157,352
                       2007                                           904,752

          Claverack has a variable rate line of credit available from CFC of $6,500,000, with outstanding balances at December 31, 2002 and 2001 of $2,191,816 and $-0-, respectively. The interest rate was 3.65% at December 31, 2002. In addition to the CFC lines of credit, Claverack has $7,021,502 available which can be drawn upon under the existing loan agreements.

          The long-term debt to CFC is collateralized by substantially all assets of Claverack.

          Claverack had a $5,000,000 variable rate line of credit with an outstanding balance of $4,449,800 available from CoBank at December 31, 2001 which expired in 2002.

          The long-term debt and line of credit agreements contain certain restrictions including, among other things, maintenance of ratio requirements and limitations of total short-term indebtedness.


NOTE 11 - OBLIGATIONS UNDER CAPITAL LEASES

          Susquehanna Energy is the lessee of various trucks with tanks under capital leases expiring at various times during the years 2005 and 2006. The assets and liabilities under capital leases are recorded at the lower of the present value of the net minimum lease payments or the fair value of the assets. These assets are being amortized over the life of the lease. Effective January 1, 2003, these leases were restructured and were converted to operating leases.


--------------------------------------------------------------------------------
                  16                Beard Miller Company LLP
                                    Certified Public Accountants and Consultants

CLAVERACK RURAL ELECTRIC COOPERATIVE, INC.
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 11 - OBLIGATIONS UNDER CAPITAL LEASES (CONTINUED)

          The following is a schedule, by year, of the future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of December 31, 2002:

               2003                                          $143,548
               2004                                           143,548
               2005                                           105,432
               2006                                            11,976
                                                         -------------

                     Total Minimum Lease                      404,504
                        Payments

               Amounts representing interest                  (53,179)
                                                         -------------

                     Present Value of Net
                        Minimum Lease Payments               $351,325
                                                         =============

          The present value of net minimum lease payments at December 31, 2002 has been classified in the accompanying financial statements as follow:

               Current maturities of
                   obligations under capital
                   leases                                    $113,848
               Obligation under capital lease                 237,477
                                                         -------------

                     Total                                   $351,325
                                                         =============

          Assets under capital lease are as follows:


                                                                 2002             2001
                                                           --------------   --------------



          Assets under capital leases                         $540,281         $540,281

          Accumulated amortization                            (222,133)        (114,077)
                                                           --------------   --------------

                                                              $318,148         $426,204
                                                           ==============   ==============

          Amortization expense for the years ended December 31, 2002 and 2001 was $108,056 and $125,894, respectively, and was included in depreciation expense.


--------------------------------------------------------------------------------
                  17                Beard Miller Company LLP
                                    Certified Public Accountants and Consultants

CLAVERACK RURAL ELECTRIC COOPERATIVE, INC.
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 12 - PENSION PLANS AND OTHER POST-RETIREMENT BENEFITS

          C & T is a member of the National Rural Electric Cooperative Association ("NRECA") Retirement and Securities Program, a multi-employer defined benefit pension plan. Contributions are determined in accordance with plan provisions. The passage of the Multi-Employer Pension Plan Amendments Act of 1980 (the "Act") may, under certain circumstances, cause C & T to become subject to liabilities in excess of contributions made. Generally, liabilities are contingent upon the termination, withdrawal or partial withdrawal from the plan. C & T has not undertaken to terminate, withdraw or partially withdraw from the plan. Under the Act, liabilities would be based upon C & T's proportional share of the plan's unfunded vested benefits. C & T has not received current information from the plan's administrators to determine its share of unfunded vested benefits, if any. The Company reimbursed C & T $283,285 and $284,140 for its share of the contributions for the years ended December 31, 2002 and 2001, respectively.

          C & T is also a member of the NRECA SelectRE Pension Plan ("SelectRE Plan"). C & T makes a matching contribution of 200 percent of the employees' contributions up to 2.5 percent of compensation. The Company reimbursed C & T $108,502 and $114,878 for its share of the contributions for the years ended December 31, 2002 and 2001, respectively.

          C & T has a postretirement health care plan covering substantially all employees. The plan is unfunded. The estimated costs that will be paid after retirement are generally being accrued by charges to expense over the employees' active service periods to the dates they are fully eligible for benefits. The following table sets forth Claverack's portion of the plan's funded status and Claverack's portion of the amounts of accrued benefit cost of the C & T plan as of December 31, 2002 and 2001:


                                                                2002             2001
                                                           --------------   --------------

          Benefit obligation                                   $646,600         $562,800

          Fair value of plan assets                                   0                0
                                                           --------------   --------------

                Unfunded Obligation                            $646,600         $562,800
                                                           ==============   ==============

          Accrued benefit cost                                 $270,200         $175,600
                                                           ==============   ==============

          Benefit cost                                         $ 98,200         $ 91,000
                                                           ==============   ==============

          Benefits paid                                        $  3,600         $      0
                                                           ==============   ==============

          Discount rate                                           7.00%             7.25%
                                                           ==============   ==============

           For measurement purposes, an 8.0% annual rate of increase in the per capita cost of covered health care benefits was assumed in 2002. The rate was assumed to decrease gradually to 5.5% in 2009 and remain at that level thereafter.


--------------------------------------------------------------------------------
                  18                Beard Miller Company LLP
                                    Certified Public Accountants and Consultants

CLAVERACK RURAL ELECTRIC COOPERATIVE, INC.
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 12 - PENSION PLANS AND OTHER POST-RETIREMENT BENEFITS (CONTINUED)

          Claverack also provides postretirement medical benefits to its retirees and eligible dependents, while the retiree lives, from retirement until date of death. Claverack pays 100% of the premiums. The plan is unfunded. The estimated costs that were to be paid after retirement were being accrued by charges to expense over the employees active service periods to the dates they were fully eligible for benefits.

          Information relating to the Claverack postretirement benefit plan is as follows:


                                                                2002             2001
                                                           --------------   --------------


            Benefit obligation at December 31                 $1,511,223       $1,569,236
            Benefit cost                                         120,000          120,000
            Employer contribution                                178,013          179,782
            Benefits paid                                        178,013          179,782
            Discount rate                                          7.25%            7.25%

          The health care cost trend rate was assumed to be 8.5% in 2002, gradually declining to 5.5% in 2008 and thereafter.

          Susquehanna Energy maintains a voluntary retirement plan, 401(k), covering substantially all employees. Company contribution levels are determined annually by the Board of Directors as a percentage of employee deferrals. Expenses related to this plan, which are funded currently, amounted to $11,900 and $8,138 during the years ended December 31, 2002 and 2001, respectively.


NOTE 13 - INCOME TAX MATTERS

          Deductible temporary differences and loss carryforwards that give rise to net deferred tax assets as of December 31, 2002 and 2001 for Susquehanna Energy are as follows:


                                                                2002             2001
                                                           --------------   --------------

           Noncurrent deferred tax assets:
               Net operating loss carryforward               $ 1,548,982      $ 1,255,800
               Amortization                                       48,415           67,318

           Noncurrent deferred tax liability,
               depreciation                                     (180,705)        (148,210)
                                                           --------------   --------------

                                                               1,416,692        1,174,908

           Valuation allowance                                (1,416,692)      (1,174,908)
                                                           --------------   --------------

                                                             $         0      $         0
                                                           ==============   ==============


--------------------------------------------------------------------------------
                  19                Beard Miller Company LLP
                                    Certified Public Accountants and Consultants

CLAVERACK RURAL ELECTRIC COOPERATIVE, INC.
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 13 - INCOME TAX MATTERS (CONTINUED)

          At December 31, 2002, Susquehanna Energy had available approximately $3,800,000 in unused net operating loss carryforwards to offset future taxable income. These carryforwards expire at various dates through 2022 for federal and state income tax purposes.

          A valuation allowance of $1,416,692 and $1,174,908 was recorded at December 31, 2002 and 2001 for these loss carryforwards which may expire unutilized. The valuation allowance was increased by $241,784 and $457,088 in 2002 and 2001, respectively.


NOTE 14 - RELATED PARTY TRANSACTIONS

          Claverack has a contract for services with C & T to purchase all employee services. In 2002 and 2001, Claverack paid $3,550,049 and $3,502,874 for payroll and $210,655 and $207,797 for benefits, respectively.

          Additionally in 2002 and 2001, Claverack paid C & T approximately $95,303 and $65,600, respectively, related to the operation of the customer call center as well as $48,184 and $74,730, respectively, for other services rendered by C & T on behalf of Claverack.

          Susquehanna Energy entered into an agreement with Tioga Propane, LLC ("Propane"), whereby Susquehanna Energy provides various management and technical staff services. Under the terms of the contract, Susquehanna Energy is reimbursed for expenses incurred in connection with services provided to Propane. During 2002 and 2001, the Company included in other income $61,121 and $36,789, respectively, of management fees related to this agreement. The Company also advances cash to Propane under an informal arrangement. At December 31, 2002 and 2001, there was a balance due from Propane of $95,534 and $58,326, respectively. Additionally, $72,761 and $49,441 of contract labor was purchased at December 31, 2002 and 2001, respectively.

          During 2002, Susquehanna Energy had a contract with C & T, a related party, where C & T provided the Company with management and technical staff services. Under the terms of the contract, the Company reimburses C & T for expenses incurred in connection with services provided to Susquehanna Energy. During 2002 and 2001, $58,058 and $104,371, respectively, was incurred for such fees and other expenses.

          Susquehanna Energy has also entered into capital lease agreements with C & T (see Note 11).


--------------------------------------------------------------------------------
                  20                Beard Miller Company LLP
                                    Certified Public Accountants and Consultants

CLAVERACK RURAL ELECTRIC COOPERATIVE, INC.
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 14 - RELATED PARTY TRANSACTIONS (CONTINUED)

          As of December 31, 2002 and 2001, Claverack has advances to C & T of $300,000. Claverack's accounts payable, accrued payroll and accrued vacation with C & T are presented in the following table:

                                                   2002           2001
                                             -------------  ----------------
           Accounts payable                    $  30,124      $         0
           Accrued payroll                       329,260          258,661
           Accrued vacation                      224,003          230,738

NOTE 15 - COMMITMENTS AND CONTINGENCIES

          Claverack has guaranteed debt of C & T, maturing in 2032 with an outstanding balance of $12,000,000 at December 31, 2002. Claverack has also guaranteed a $5,000,000 line of credit of C & T with an outstanding balance of $1,100,000 at December 31, 2002. Claverack would be required to perform under these guarantees if C & T were to default under the debt agreements and the bank was to demand Claverack's performance.

          Claverack has guaranteed a $1,500,000 letter of credit held by the power supplier of Citizens' Electric Company. Claverack would be required to perform under this guarantee if Citizens' Electric Company were to fail to pay the power supplier and the power supplier were to demand Claverack's performance.

          Claverack has guaranteed a $1,500,000 letter of credit held by the power supplier of a related party, Wellsboro Electric Company. Claverack would be required to perform under this guarantee if Wellsboro Electric Company was to fail to pay the power supplier and the power supplier was to demand Claverack's performance.

          Susquehanna Energy's operations are subject to storage and disposal regulations. Susquehanna Energy monitors these regulations and has taken steps to achieve compliance in all known areas. Future costs related to storage and disposal regulations cannot be reasonably estimated.


NOTE 16 - SUBSEQUENT EVENTS

          Effective January 1, 2003, all the outstanding common stock of Susquehanna Energy was transferred to C & T by Claverack. In 2003, the Susquehanna Energy obtained a $500,000 line of credit with C & T.


--------------------------------------------------------------------------------
                  21                Beard Miller Company LLP
                                    Certified Public Accountants and Consultants

[LOGO OMITTED]
Beard Miller Company LLP
Certified Public Accountants and Consultants


            INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION


To the Board of Directors
Claverack Rural Electric Cooperative, Inc.
Wysox, Pennsylvania


        Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The consolidating information is presented for purposes of additional analysis of the basic consolidated financial statements rather than to present the financial position and results of operations of the individual companies. The consolidating information has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements. In our opinion, such information is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.


                                             /S/ Beard Miller Company LLP

Reading, Pennsylvania
February 14, 2003

CLAVERACK RURAL ELECTRIC COOPERATIVE, INC.
--------------------------------------------------------------------------------
CONSOLIDATING BALANCE SHEETS, BY COMPANY


                                     ASSETS



                                                                     December 31, 2002
                                           -----------------------------------------------------------------------
                                             Claverack
                                           Rural Electric   Susquehanna
                                             Cooperative,   Energy Plus,
                                                Inc.            Inc.            Eliminations        Consolidated
                                           -------------- -----------------   ----------------   -----------------

PLANT

    In service                               $65,001,137      $2,944,946                   0        $67,946,083
    Accumulated depreciation                 (20,862,344)       (948,507)                  0        (21,810,851)
                                            -------------   -------------       -------------      ------------

                                              44,138,793       1,996,439                   0         46,135,232

    Construction work in progress, at
        cost                                     405,719               0                   0            405,719
                                            -------------   -------------       -------------      ------------

        Total Plant, Net                      44,544,512       1,996,439                   0         46,540,951
                                            -------------   -------------       -------------      ------------

OTHER PROPERTY AND INVESTMENTS

    Nonutility property                            8,369               0                   0              8,369
    Investments in associated
        organizations                          4,369,644               0                   0          4,369,644
    Investment in Susquehanna Energy
        Plus, Inc.                             2,203,219               0          (2,203,219)                 0
    Investment in affiliates                   3,420,705          21,121                   0          3,441,826
    Due from related parties                           0         131,976             (33,829)            98,147
    Note receivable                              546,875               0                   0            546,875
                                            -------------   -------------       -------------      ------------

        Total Other Property and
           Investments                        10,548,812         153,097          (2,237,048)         8,464,861
                                            -------------   -------------       -------------      ------------

CURRENT ASSETS

    Cash                                         354,195         453,020                   0            807,215
    Accounts receivable, including
        unbilled revenue                       3,324,733         505,583              30,590          3,860,906
    Inventories                                  393,200         347,868                   0            741,068
    Other current and accrued assets             577,336          36,517                   0            613,853
    Current portion of note receivable            93,750               0                   0             93,750
                                            -------------   -------------       -------------      ------------

        Total Current Assets                   4,743,214       1,342,988              30,590          6,116,792
                                            -------------   -------------       -------------      ------------


        Total Assets                         $59,836,538      $3,492,524         ($2,206,458)       $61,122,604
                                            =============   =============       =============      ============


--------------------------------------------------------------------------------

================================================================================


                            EQUITIES AND LIABILITIES


                                                                     December 31, 2002
                                           -----------------------------------------------------------------------
                                             Claverack
                                           Rural Electric   Susquehanna
                                             Cooperative,   Energy Plus,
                                                Inc.            Inc.            Eliminations        Consolidated
                                           -------------- -----------------   ----------------   -----------------

EQUITIES

    Memberships                            $    288,580     $          0        $          0        $    288,580
    Patronage capital                        17,056,154                0                   0          17,056,154
    Other equities                            1,487,012        5,784,045          (5,784,045)          1,487,012
    Deficit                                  (3,580,826)      (3,580,826)          3,580,826          (3,580,826)
                                           -------------- -----------------   ----------------   -----------------

        Total Equities                       15,250,920        2,203,219          (2,203,219)         15,250,920
                                           -------------- -----------------   ----------------   -----------------

OBLIGATION UNDER CAPITAL LEASE                        0          237,477                   0             237,477
                                           -------------- -----------------   ----------------   -----------------

LONG-TERM DEBT                               37,360,975          206,752                   0          37,567,727
                                           -------------- -----------------   ----------------   -----------------

CURRENT LIABILITIES

    Notes payable                             2,191,817                0                   0           2,191,817
    Current maturities of long-term
        debt                                    828,512           25,513                   0             854,025
    Current liabilities under capital
        lease                                         0          113,848                   0             113,848
    Accounts payable                            231,224          327,924              (3,239)            555,909
    Due for purchased electricity               987,209                0                   0             987,209
    Accrued expenses and other current
        liabilities                             857,852          212,791                   0           1,070,643
    Consumer deposits and energy
        prepayments                             275,495                0                   0             275,495
                                           -------------- -----------------   ----------------   -----------------

        Total Current Liabilities             5,372,109          680,076              (3,239)          6,048,946
                                           -------------- -----------------   ----------------   -----------------

DEFERRED CREDITS AND OTHER
    LIABILITIES

    Accumulated postretirement benefit
        obligation                            1,781,423                0                   0           1,781,423
    Other                                        71,111          165,000                   0             236,111
                                           -------------- -----------------   ----------------   -----------------

        Total Deferred Credits and
           Other Liabilities                  1,852,534          165,000                   0           2,017,534
                                           -------------- -----------------   ----------------   -----------------

        Total Equities and Liabilities     $ 59,836,538     $  3,492,524         ($2,206,458)       $ 61,122,604
                                           ============== =================   ================   =================


--------------------------------------------------------------------------------
                  23                Beard Miller Company LLP
                                    Certified Public Accountants and Consultants

CLAVERACK RURAL ELECTRIC COOPERATIVE, INC.
--------------------------------------------------------------------------------
CONSOLIDATING STATEMENTS OF OPERATIONS, BY COMPANY



                                                                     Year Ended December 31, 2002
                                           -----------------------------------------------------------------------
                                             Claverack
                                           Rural Electric   Susquehanna
                                             Cooperative,   Energy Plus,
                                                Inc.            Inc.            Eliminations        Consolidated
                                           -------------- -----------------   ----------------   -----------------

OPERATING REVENUES                          $21,148,855     $6,777,469          ($31,143)           $27,895,181
                                           -------------- -----------------   ----------------   -----------------

OPERATING EXPENSES

    Power purchased and cost of sales        10,247,366      5,427,311           (25,797)            15,648,880
                                           -------------- -----------------   ----------------   -----------------

    Depreciation and amortization             1,976,169        342,994                 0              2,319,163
                                           -------------- -----------------   ----------------   -----------------

    Other:
        Distribution expenses:
           Operations                           517,228              0                 0                517,228
           Maintenance                        1,871,409              0            (5,346)             1,866,063
        Consumer accounts                       680,358              0                 0                680,358
        Sales                                   495,293              0                 0                495,293
        Susquehanna Energy's
        operations expenses                           0      1,510,678                 0              1,510,678
        General and administrative            1,788,407              0           (20,625)             1,767,782
        Taxes                                    60,818         72,786                 0                133,604
        Other                                    18,950              0                 0                 18,950
                                           -------------- -----------------   ----------------   -----------------

                                              5,432,463      1,583,464           (25,971)             6,989,956
                                           -------------- -----------------   ----------------   -----------------

        Total Operating Expenses             17,655,998      7,353,769           (51,768)            24,957,999
                                           -------------- -----------------   ----------------   -----------------

        Operating Margins (Loss)
           before Fixed Charges               3,492,857       (576,300)           20,625              2,937,182

FIXED CHARGES, INTEREST ON LONG-TERM
    DEBT                                      1,712,891        208,515          (143,495)             1,777,911
                                           -------------- -----------------   ----------------   -----------------

        Operating Margins (Loss) after
           Fixed Charges                      1,779,966       (784,815)          164,120              1,159,271

G & T AND OTHER CAPITAL CREDITS                 172,722              0                 0                172,722
                                           -------------- -----------------   ----------------   -----------------

        Net Operating Margins (Loss)          1,952,688       (784,815)          164,120              1,331,993
                                           -------------- -----------------   ----------------   -----------------


--------------------------------------------------------------------------------
                  24                Beard Miller Company LLP
                                    Certified Public Accountants and Consultants

CLAVERACK RURAL ELECTRIC COOPERATIVE, INC.
--------------------------------------------------------------------------------
CONSOLIDATING STATEMENTS OF OPERATIONS, BY COMPANY (CONTINUED)



                                                                     Year Ended December 31, 2002
                                           -----------------------------------------------------------------------
                                             Claverack
                                           Rural Electric   Susquehanna
                                             Cooperative,   Energy Plus,
                                                Inc.            Inc.            Eliminations        Consolidated
                                           -------------- -----------------   ----------------   -----------------

NONOPERATING MARGINS (LOSSES)

    Interest income                         $   182,982     $   12,170          ($143,495)          $    51,657
    Equity in net income (loss) of
        affiliate                               159,798        (78,361)                 0                81,437
    Other nonoperating income                    25,136         99,956            (20,625)              104,467
    Equity in net loss of Susquehanna
        Energy Plus, Inc.                      (751,050)             0            751,050                     0
                                           -------------- -----------------   ----------------   -----------------

        Total Nonoperating Margins
           (Expenses)                          (383,134)        33,765            586,930               237,561
                                           -------------- -----------------   ----------------   -----------------

        Net Margins (Loss)                   $1,569,554      ($751,050)          $751,050            $1,569,554
                                           ============== =================   ================   =================


--------------------------------------------------------------------------------
                  25                Beard Miller Company LLP
                                    Certified Public Accountants and Consultants

                                                                   March 5, 2003



Board of Directors
Tri-County Rural Electric Cooperative, Inc.
Mansfield, Pennsylvania

We have audited the financial statements of Tri-County Rural Electric Cooperative, Inc. for the year ended December 31, 2002, and have issued our report thereon dated March 5, 2003. We conducted our audit in accordance with auditing standards generally accepted in the United States of America, the standards applicable to financial audits contained in Government Auditing Standards issued by the Comptroller General of the United States, and 7 CFR Part 1773, Policy on Audits of Rural Utilities Service (RUS) Borrowers. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. In planning and performing our audit of the financial statements of Tri-County Rural Electric Cooperative, Inc. for the year ended December 31, 2002, we considered its internal control over financial reporting in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control over financial reporting.

Our consideration of the internal control over financial reporting would not necessarily disclose all matters in the internal control over financial reporting that might be material weaknesses. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving the internal control over financial reporting that we consider to be material weaknesses. Section 1773.33 requires comments on specific aspects of the internal control over financial reporting, compliance with specific RUS loan and security instrument provisions, and other additional matters. We have grouped our comments accordingly. In addition to obtaining reasonable assurance about whether the financial statements are free from material misstatements, at your request, we performed tests of specific aspects of the internal control over financial reporting, of compliance with specific RUS loan and security instrument provisions, and of additional matters. The specific aspects of the internal control over financial reporting, compliance with specific RUS loan and security instrument provisions, and additional matters tested include, among other things, the accounting procedures and records, materials control, compliance with specific RUS loan and security instrument provisions set forth in Sec. 1773.33(e)(1), related party transactions, depreciation rates, a schedule of deferred debits and credits, and a schedule of investments upon which we express an opinion. In addition, our audit of the financial statements also included the procedures specified in Sec. 1773.38 through 1773.45. Our objective was not to provide an opinion on these specific aspects of the internal control over financial reporting, compliance with specific RUS loan and security instrument provisions, or additional matters, and accordingly, we express no opinion thereon.

Board of Directors                    -2-                          March 5, 2003

No reports other than our independent auditors' report and our independent auditors' report on compliance and on internal control over financial reporting, all dated March 5, 2003 or summary of recommendations related to our audit have been furnished to management. Our comments on specific aspects of the internal control over financial reporting, compliance with specific RUS loan and security instrument provisions, and other additional matters as required by Sec. 1773.33 are presented below.

Comments on Certain Specific Aspects of the Internal Control Over Financial Reporting
---------------------------------------------------------------------------

We noted no matters regarding Tri-County Rural Electric Cooperative, Inc.'s internal control over financial reporting and its operation that we consider to be a material weakness as previously defined with respect to:

o   The accounting procedures and records;
o The process for accumulating and recording labor, material, and overhead costs, and the distribution of these costs to construction, retirement, and maintenance or other expense accounts; and
o   The materials control.

Comments on Compliance With Specific RUS Loan and Security Instrument Provisions
--------------------------------------------------------------------------------

At your request, we have performed the procedures enumerated below with respect to compliance with certain provisions of laws, regulations, contracts, and grants. The procedures we performed are summarized as follows:

o Procedures performed with respect to the requirement for a borrower to obtain written approval of the mortgagee to enter into any contract for the operation or maintenance of property, or for the use of mortgaged property by others for the year ended December 31, 2002:
    1. Obtained and read a borrower-prepared schedule of new written contracts entered into during the year for the operation or maintenance of its property, or for the use of its property by others as defined in Sec. 1773.33(e)(1)(i).
    2. Reviewed Board of Director minutes to ascertain whether board-approved written contracts are included in the borrower- prepared schedule.
    3. Noted the existence of written RUS [and other mortgagee] approval of each contract listed by the borrower.
o Procedure performed with respect to the requirement to submit RUS Form 7 to the RUS:
    1. Agreed amounts reported in Form 7 to Tri-County Rural Electric Cooperative, Inc.'s records.

The results of our tests indicate that, with respect to the items tested, Tri-County Rural Electric Cooperative, Inc. complied in all material respects, with the specific RUS loan and security instrument provisions referred to below. The specific provisions tested, as well as any exceptions noted, include the requirements that:

o The borrower has obtained written approval of the RUS [and other mortgagees] to enter into any contract for the operation or maintenance of property, or for the use of mortgaged property by others as defined in Sec. 1773.33(e)(1)(i); and
o The borrower has submitted its Form 7 to the RUS and the Form 7, Financial and Statistical Report, as of December 31, 2002, represented by the borrower as having been submitted to RUS is in agreement with the Tri-County Rural Electric Cooperative, Inc.'s audited records in all material respects, and appears reasonable based upon the audit procedures performed.

Board of Directors                    -3-                          March 5, 2003

Comments on Other Additional Matters
------------------------------------

In connection with our audit of the financial statements of Tri-County Rural Electric Cooperative, Inc., nothing came to our attention that caused us to believe that Tri-County Rural Electric Cooperative, Inc. failed to comply with respect to:

o The reconciliation of continuing property records to the controlling general ledger plant accounts addressed at Sec. 1773.33(c)(1);
o The clearing of the construction accounts and the accrual of depreciation on completed construction addressed at Sec. 1773.33(c)(2);
o   The retirement of plant addressed at Sec. 1773.33(c)(3) and (4);
o Approval of the sale, lease, or transfer of capital assets and disposition of proceeds for the sale or lease of plant, material, or scrap addressed at Sec. 1773.33(c)(5);
o The disclosure of material related party transactions, in accordance with Statement of Financial Accounting Standards No. 57, Related Party Transactions, for the year ended December 31, 2002, in the financial statements referenced in the first paragraph of this report addressed at Sec. 1773.33(f);
o   The depreciation rates addressed at Sec. 1773.33(g);
o   The detailed schedule of deferred debits and deferred credits; and
o   The detailed schedule of investments.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The detailed schedule of deferred debits and deferred credits required by Sec. 1773.33(h) and the detailed schedule of investments required by Sec. 1773.33(i), and provided below, are presented for purposes of additional analysis and are not a required part of the basic financial statements. This information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                          SCHEDULE OF DEFERRED CHARGES
                          ----------------------------

                                                     2002                2001
                                                 -----------           ---------

Prepayments and other                            $   243,537           $ 245,099
FAS106 transition obligation                          48,008              52,009
Deferred taxes                                        87,000             191,125
                                                 -----------           ---------
                                                 $   378,545           $ 488,233
                                                 ===========           =========


                          SCHEDULE OF DEFERRED CREDITS
                          ----------------------------

                                                     2002                2001
                                                 -----------          ----------


Deferred income taxes                            $   615,792          $  591,516
Consumer energy prepayments                           46,667              69,489
Other                                                102,330              28,363
                                                 -----------          ----------

                                                 $   764,789          $  689,368
                                                 ===========          ==========

Board of Directors                    -4-                          March 5, 2003

              SCHEDULE OF INVESTMENTS IN SUBSIDIARY AND AFFILIATED COMPANIES ACCOUNTED FOR ON EITHER THE COST OR EQUITY BASIS
           ----------------------------------------------------------

C&T Enterprises, Inc.
---------------------

C&T Enterprises is a service and holding company formed by Claverack Rural Electric Cooperative, Inc. and Tri-County Rural Electric Cooperative, Inc. for the purpose of acquiring the common stock of Citizens' Electric Company. Citizens is an investor owned utility providing electric service to areas in and around Lewisburg, Pennsylvania. During 2002, C&T acquired the assets of Valley Cities Gas, a natural gas distribution company serving the residents and businesses located in Sayre, Pennsylvania and Waverly, New York.

In addition to acting as a holding company. C&T provides administrative services to Claverack, Citizens, Wellsboro and Tri-County on a contractual basis.

Wilderness Area Utilities, Inc.
-------------------------------

Wilderness Area Utilities, Inc. is a corporation formed for the purpose of acquiring the outstanding common stock of the Wellsboro Electric Company. It is wholly owned by Tri-County. Wellsboro Electric Company is an investor owned utility providing electric service to areas in and around Wellsboro, Pennsylvania.

                                                                    Wilderness
                                                    C&T           Area Utilities
                                              Enterprises, Inc.        Inc.
                                              -----------------   --------------

Original investment                              $    100,000      $  1,964,541
Subsequent additional investments                   2,950,316               -
Loans and advances, net                               150,000         1,965,238
Losses accumulated through
  December 31, 2001                                   (50,194)         (193,146)
Impairment of goodwill                                    -            (152,797)
Tri-County's share of current income
  (losses)                                            110,356          (299,071)
                                                 ------------      ------------

Carrying value of investment at
  December 31, 2002                              $  3,260,478      $  3,284,765
                                                 ============      ============

Ownership percentage
   December 31, 2001                                      50%             100%
   December 31, 2002                                      50%             100%

This report is intended solely for the information and use of the board of directors, management, and the RUS and supplemental lenders and is not intended to be and should not be used by anyone other than these specified parties. However, this report is a matter of public record and its distribution is not limited.




                                                   Certified Public Accountants

                            TRI-COUNTY RURAL ELECTRIC
                       COOPERATIVE, INC. AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 2002 AND 2001

                          Independent Auditors' Report
                          ----------------------------


The Board of Directors
Tri-County Rural Electric Cooperative, Inc.
Mansfield, Pennsylvania

We have audited the accompanying consolidated balance sheets of Tri-County Rural Electric Cooperative, Inc. as of December 31, 2002 and 2001, and the related consolidated statements of revenue, equities, and cash flows for the years then ended. These financial statements are the responsibility of the Cooperative's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America and the standards applicable to financial audits contained in Government Auditing Standards, issued by the Comptroller General of the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tri-County Rural Electric Cooperative, Inc. as of December 31, 2002 and 2001, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. In accordance with Government Auditing Standards, we have also issued a report dated March 5, 2003, on our consideration of Tri-County Rural Electric Cooperative's internal control over financial reporting and our tests of its compliance with certain provisions of laws, regulations, contracts and grants. That report is an integral part of an audit performed in accordance with Government Auditing Standards and should be read in conjunction with this report in considering the results of our audits.




                                            Certified Public Accountants

 March 5, 2003

                   Independent Auditors' Report on Compliance
                and on Internal Control Over Financial Reporting
                ------------------------------------------------

The Board of Directors
Tri-County Rural Electric Cooperative, Inc.
Mansfield, Pennsylvania

We have audited the consolidated financial statements of Tri-County Rural Electric Cooperative, Inc. as of and for the years ended December 31, 2002 and 2001, and have issued our report thereon dated March 5, 2003. We conducted our audits in accordance with auditing standards generally accepted in the United States of America and the standards applicable to financial audits contained in Government Auditing Standards, issued by the Comptroller General of the United States.

Compliance

As part of obtaining reasonable assurance about whether the financial statements are free of material misstatement, we performed tests of Tri-County Rural Electric Cooperative, Inc.'s compliance with laws, regulations contracts and grants, noncompliance with which could have a direct and material effect on the determination of financial statement amounts. However, providing an opinion on compliance with those provisions was not an objective of our audit, and accordingly, we do not express such an opinion. The results of our tests disclosed no instances of noncompliance that are required to be reported under Government Auditing Standards.

Internal Control Over Financial Reporting

In planning and performing our audits, we considered Tri-County Rural Electric Cooperative's internal control over financial reporting in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control over financial reporting. Our consideration of the internal control over financial reporting would not necessarily disclose all matters in the internal control over financial reporting that might be material weaknesses. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving the internal control over financial reporting and its operation that we consider to be material weaknesses.

This report is intended solely for the information and use of the Board of Directors, management, the Rural Utilities Service, and supplemental lenders and is not intended to be and should not be used by anyone other than these specified parties. However, this report is a matter of public record and its distribution is not limited.



                                            Certified Public Accountants
March 5, 2003

             TRI-COUNTY RURAL ELECTRIC COOPERATIVE, INC. AND SUBSIDIARIES
                              CONSOLIDATED BALANCE SHEETS
======================================================================================


                                                                   December 31,
                                                           ---------------------------
                                                                2002           2001
                                                                ----           ----
                     ASSETS (Note 1)

ELECTRIC PLANT (Note 2):
    In service - at cost                                   $ 67,778,951   $ 65,165,245
    Construction work in progress                               605,070        923,368
                                                           ------------   ------------
                                                             68,384,021     66,088,613
    Less accumulated provisions for depreciation             18,781,004     17,309,161
                                                           ------------   ------------

            TOTAL ELECTRIC PLANT                             49,603,017     48,779,452
                                                           ------------   ------------

OTHER ASSETS AND INVESTMENTS:
    Investments in associated organizations
      (Note 3)                                                7,869,402      6,311,879
    Investment in economic development project
      (Note 4)                                                  118,177        118,177
    Non-utility property, net of accumulated
      depreciation of $36,159 and $26,669 for 2002
      and 2001, respectively                                    417,374        426,864
    Excess of cost of subsidiary acquired over fair
      value of net assets at date of acquisition,
      net of accumulated amortization (Note 7)                4,864,324      5,017,121
                                                           ------------   ------------

            TOTAL OTHER ASSETS AND INVESTMENTS               13,269,277     11,874,041
                                                           ------------   ------------

CURRENT ASSETS:
    Cash - general funds                                      1,447,837      1,427,392
    Accounts receivable (less accumulated provision
      for uncollectible accounts of $149,970 and
      $154,950 for 2002 and 2001, respectively)               2,271,915      2,140,703
    Materials and supplies (at average cost)                    703,021        731,579
    Other current and accrued assets                          2,031,314      1,783,104
                                                           ------------   ------------

            TOTAL CURRENT ASSETS                              6,454,087      6,082,778
                                                           ------------   ------------

DEFERRED CHARGES (Note 6)                                       378,545        488,233
                                                           ------------   ------------

                                                           $ 69,704,926   $ 67,224,504
                                                           ============   ============


See accompanying summary of accounting policies and notes to consolidated financial statements.

                                          -4-

                                                                    December 31,
                                                           ----------------------------
                                                                2002           2001
                                                                ----           ----
                 EQUITIES AND LIABILITIES
                 ------------------------
EQUITIES:
    Memberships                                            $    265,575   $    281,685
    Patronage capital (Note 8)                               16,450,563     16,084,569
    Retained deficit                                         (2,667,281)    (2,387,272))
    Other equities (Note 9)                                    (616,665)      (616,665)
                                                           ------------   ------------

        TOTAL EQUITIES                                       13,432,192     13,362,317
                                                           ------------   ------------

LONG-TERM DEBT:
    RUS mortgage notes, less current maturities
     (Note 10)                                                4,012,065     24,570,957
    CFC mortgage notes, less current maturities
      (Note 10)                                              47,337,408     23,878,916
    Other (Note 10)                                             241,389        246,427
                                                           ------------   ------------

        TOTAL LONG-TERM DEBT                                 51,590,862     48,696,300
                                                           ------------   ------------

OTHER NON-CURRENT LIABILITIES:
    Accumulated postretirement benefit obligations
      (Note 11)                                                 420,253        355,005
                                                           ------------   ------------

        TOTAL OTHER NON-CURRENT LIABILITIES                     420,253        355,005
                                                           ------------   ------------

CURRENT LIABILITIES:
    Demand notes (Note 10)                                      205,000        500,000
    Current maturities of long-term debt (Note 10)              875,531      1,174,523
    Accounts payable:
        Purchased power                                       1,331,592      1,381,806
        Other                                                   480,271        803,149
    Consumer deposits and prepayments                           117,123        107,108
    Other current and accrued liabilities                       487,313        154,928
                                                           ------------   ------------

        TOTAL CURRENT LIABILITIES                             3,496,830      4,121,514
                                                           ------------   ------------

        TOTAL LIABILITIES                                    55,507,945     53,172,819
                                                           ------------   ------------

DEFERRED CREDITS (Note 12)                                      764,789        689,368
                                                           ------------   ------------

COMMITMENTS (Notes 11, 15 and 16)                          $ 69,704,926   $ 67,224,504
                                                           ============   ============



                                          -5-

             TRI-COUNTY RURAL ELECTRIC COOPERATIVE, INC. AND SUBSIDIARIES
                          CONSOLIDATED STATEMENTS OF REVENUE
=====================================================================================


                                                            Year ended December 31,
                                                           --------------------------
                                                                2002          2001
                                                                ----          ----
OPERATING REVENUES                                         $ 26,385,585   $ 23,973,290
                                                           ------------   ------------

OPERATING EXPENSES:
    Cost of power                                            14,419,164     13,531,647
    Transmission expense                                          7,082            395
    Distribution - operations                                 1,204,999      1,077,379
    Distribution - maintenance                                1,949,357      1,855,794
    Consumer accounts                                         1,224,136      1,229,295
    Sales                                                       300,384        303,380
    Administrative and general                                2,001,720      2,402,614
    Depreciation                                              2,099,419      1,856,765
    Taxes                                                       471,408        339,264
    Interest - other                                            289,661        363,294
                                                           ------------   ------------

                    TOTAL OPERATING EXPENSES                 23,967,330     22,959,827
                                                           ------------   ------------

                    Operating margins before
                      fixed charges                           2,418,255      1,013,463

FIXED CHARGES -
    Interest on long-term debt                                2,078,225      2,398,539
                                                           ------------   ------------
                    Operating margins (loss) after
                      fixed charges                             340,030     (1,385,076)

G & T AND OTHER CAPITAL CREDITS                                  80,750        206,797
                                                           ------------   ------------

                    Net operating margins (loss)                420,780     (1,178,279)
                                                           ------------   ------------

NONOPERATING MARGINS:
    Interest income                                              63,877         71,519
    Other nonoperating income                                    43,604         35,616
    Equity in earnings of subsidiary                            119,436       (465,526)
    Loss on impairment of goodwill (Note 7)                    (152,797)           -
    Amortization of excess of cost of subsidiary
        acquired over fair value of net assets                      -         (218,135)

                    TOTAL NONOPERATING MARGIN (LOSS)             74,120       (576,526)
                                                           ------------   ------------


NET MARGINS (LOSS), before (taxes on income)
        recovery of taxes on income                             494,900     (1,754,805)

(TAXES ON INCOME) RECOVERY OF
       TAXES ON INCOME (Note 13)                               (208,937)       303,479
                                                           ------------   ------------

NET MARGINS (LOSS)                                         $    285,963   $  (1,451,326
                                                           ============   =============



See accompanying summary of accounting policies and notes to consolidated financial statements.

                                         -6-

                      TRI-COUNTY RURAL ELECTRIC COOPERATIVE, INC. AND SUBSIDIARIES
                                  CONSOLIDATED STATEMENTS OF EQUITIES
                             FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
=======================================================================================================


                                                               Patronage       Retained        Other
                                              Memberships       Capital        Earnings      Equities
                                              -----------      ---------       --------      --------

BALANCE, at December 31, 2000                   $ 276,075    $ 16,462,785    $ (2,169,837)   $ 326,852

    Membership fees                                 5,610             -               -            -
    Prior years accumulated earnings
      of subsidiaries previously recognized by
      Tri-County, eliminated in consolidation         -               -           297,519          -
    Net loss                                          -               -          (508,504)    (942,822)
    Retirement of capital credits                     -          (378,216)            -              5
    Dividends paid                                    -               -            (6,853)         -
    Repurchase of outstanding
      preferred stock                                 -               -               403         (700)
                                                ---------   -------------    ------------   ----------

BALANCE, at December 31, 2001                     281,685      16,084,569      (2,387,272)    (616,665)


    Membership fees cancelled                     (16,110)            -               -            -
    Net margins                                       -           365,994        (273,177)         -
    Dividends paid                                    -               -            (6,832)         -
                                                ---------   -------------    ------------   ----------

BALANCE, at December 31, 2002                   $ 265,575    $ 16,450,563    $ (2,667,281)  $ (616,665)
                                                =========    ============    ============   ==========



See accompanying summary of accounting policies and notes to consolidated financial statements.

                                                  -7-

                           TRI-COUNTY RURAL ELECTRIC COOPERATIVE, INC. AND SUBSIDIARIES
                                  CONSOLIDATED STATEMENTS OF CASH FLOWS (NOTE 14)
==================================================================================================================

                                                                                        Year ended December 31,

                                                                                          2002            2001
                                                                                          ----            ----
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net margins (loss)                                                               $    285,963    $ (1,451,326)
                                                                                     ------------    ------------

    Adjustments to reconcile net margins (loss) to net cash
    provided by operating activities:
        Depreciation and amortization                                                   2,319,510       2,304,070
        G & T and other capital credits (noncash)                                         (80,750)        (71,906)
        Increase in accumulated postretirement benefit obligations (noncash)               69,320          62,854
        Change in accumulated provision for storm damage (noncash)                              -         (90,000)
        Change in deferred income taxes (noncash)                                         130,320        (150,637)
        Loss on impairment of goodwill (noncash)                                          152,797             -
        Provision for losses on accounts receivable                                        23,186          48,909
        Change in operating assets and liabilities:
          Accounts receivable                                                            (154,416)        269,844
          Material and supplies                                                            28,558         129,117
          Current and accrued assets                                                     (156,451)        (29,590)
          Deferred charges                                                                 (3,294)        (80,781)
          Accounts payable                                                               (410,251)       (212,971)
          Consumer deposits and prepayments                                                10,015         (19,870)
          Current and accrued liabilities                                                 286,477        (224,945)
          Deferred credits                                                                 51,145          (7,075)
          Accumulated postretirement benefit obligation                                   (14,660)         (2,500)
                                                                                     ------------    ------------

                    Total adjustments                                                   2,251,506       1,924,519
                                                                                     ------------    ------------

                    Net cash provided by operating activities                           2,537,469         473,193
                                                                                     ------------    ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Extension and replacement of plant                                                 (2,888,088)     (4,060,350)
    Plant removal cost                                                                   (236,641)       (232,893)
    (Increase) decrease in invested funds                                              (1,582,388)        108,761
    Investment in and loans to/from related companies                                     (87,535)        224,376
                                                                                     ------------    ------------

                    Net cash used in investing activities                              (4,794,652)     (3,960,106)
                                                                                     ------------    ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Net (repayments) borrowings under line of credit agreement                           (295,000)        500,000
    Advances from RUS and CFC                                                           7,333,701       7,016,640
    Reduction of long-term debt:
        RUS                                                                              (611,751)       (763,737)
        CFC                                                                            (4,121,492)     (2,244,486)
        Other                                                                              (4,888)         (4,527)
    Membership fees                                                                       (16,110)          5,610
    Retirement of capital credits and dividends paid                                       (6,832)       (385,064)
    Repurchase of preferred stock of subsidiary                                               -              (297)
                                                                                     ------------    ------------

                    Net cash provided by financing activities                           2,277,628       4,124,139
                                                                                     ------------    ------------

NET INCREASE IN CASH                                                                       20,445         637,226

CASH, at beginning of year                                                              1,427,392         790,166
                                                                                     ------------    ------------

CASH, at end of year                                                                 $  1,447,837    $  1,427,392
                                                                                     ============    ============



See accompanying summary of accounting policies and notes to consolidated financial statements.

                                                        -8-

                   TRI-COUNTY RURAL ELECTRIC COOPERATIVE, INC.
                                AND SUBSIDIARIES
                         SUMMARY OF ACCOUNTING POLICIES
================================================================================


BUSINESS

         Tri-County Rural Electric Cooperative, Inc.
         -------------------------------------------

         Tri-County Rural Electric Cooperative, Inc. is a rural electric cooperative utility established under the laws of the Commonwealth of Pennsylvania. Financing assistance is provided by the U.S. Department of Agriculture, Rural Utilities Service (RUS) and, therefore, Tri-County is subject to certain rules and regulations imposed on rural electric borrowers. Tri-County is a distribution cooperative, providing electricity to its owner/members in northeastern Pennsylvania. Credit is granted for sales made.

         Tri-County maintains its accounting records in accordance with the Federal Energy Regulatory Commission's chart of accounts as modified and adopted by RUS.

         In the normal course of business, Tri-County Rural Electric Cooperative, Inc. is a party to financial instruments with off-balance sheet credit risk. These financial instruments include cash accounts in commercial banks located principally in or near Tioga County,
         Pennsylvania, and investments in associated organizations. The cash balances are secured by the Federal Deposit Insurance Corporation
         (FDIC) up to $100,000. The investments in associated organizations are unsecured.

         Tri-County is committed to purchase its electric power and energy requirements from a generation and transmission cooperative of which it is a member. Should this generation and transmission cooperative be unable to meet Tri-County's needs, management feels that other suppliers could meet these needs at comparable terms.

         Wilderness Area Utilities, Inc.
         -------------------------------

         Wilderness Area Utilities, Inc. is a for profit corporation formed for the purpose of acquiring and holding substantially all of the outstanding common stock of the Wellsboro Electric Company. It is wholly owned by Tri-County.

         Wellsboro Electric Company
         --------------------------

         Wellsboro Electric Company is an investor owned utility providing electric service to areas in and around Wellsboro, Pennsylvania. Wilderness Area Utilities, Inc. owns all of the outstanding common stock of Wellsboro Electric.

         Wellsboro maintains its accounting records in accordance with the Federal Energy Regulatory Commission's chart of accounts and is regulated by the Pennsylvania Public Utility Commission. Credit is granted for sales made.


PRINCIPLES OF CONSOLIDATION

         These financial statements include the accounts of Tri-County Rural Electric Cooperative, Inc. its subsidiary, Wilderness Area Utilities, Inc. and its subsidiary, Wellsboro Electric Company. All material intercompany accounts and transactions have been eliminated.

                   TRI-COUNTY RURAL ELECTRIC COOPERATIVE, INC.
                                AND SUBSIDIARIES
                         SUMMARY OF ACCOUNTING POLICIES
                                   (Continued)
================================================================================


ELECTRIC PLANT AND DEPRECIATION

         Electric plant is stated at cost, which includes payroll and payroll related costs, transportation costs, and overhead. Cost does not include interest on funds used during construction. Depreciation of electric plant is computed using group composite straight-line rates.

         When electric plant is retired, its cost, together with the cost of removal less salvage, if any, is charged to the accumulated provision for depreciation.


REVENUE RECOGNITION

         Generally, consumers are billed based on kilowatt hours of electricity used. Revenue is recognized based upon billings.


RATES

         The Board of Directors of Tri-County has full authority to establish electric rates for its members subject to approval by RUS.

         Rates for consumers served by Wellsboro  Electric are established based
         upon  rate  filings  approved  by  the   Pennsylvania   Public  Utility
         Commission.


TAXES ON INCOME

         Tri-County Rural Electric Cooperative, Inc.
         -------------------------------------------

         The Cooperative is exempt from taxes on income pursuant to Section 501(c)(12) of the Internal Revenue Code. Consequently, the accompanying financial statements reflect no provision for taxes on margins earned by Tri-County.

         Wilderness Area Utilities, Inc.
         -------------------------------

         Wilderness Area Utilities, Inc. is subject to both Federal and Pennsylvania corporate income taxes imposed on "C" Corporations.

         Deferred income taxes are provided on the difference in income determined for tax and financial reporting purposes.

         Wellsboro Electric Company
         --------------------------

         Wellsboro Electric Company is subject to both Federal and Pennsylvania corporate income taxes as well as Pennsylvania gross receipts taxes.

         Deferred income taxes are provided on the difference in income determined for tax and financial reporting purposes.

                   TRI-COUNTY RURAL ELECTRIC COOPERATIVE, INC.
                                AND SUBSIDIARIES
                         SUMMARY OF ACCOUNTING POLICIES
                                   (Concluded)
================================================================================


CASH AND CASH EQUIVALENTS

         For purposes of the statement of cash flows, all highly liquid investments with an original maturity of three months or less when purchased are considered to be cash equivalents.


UTILIZATION OF ESTIMATES

         Management of the organization uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

                   TRI-COUNTY RURAL ELECTRIC COOPERATIVE, INC.
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================


NOTE 1 - ASSETS PLEDGED

         Substantially all assets are pledged as security for the long-term debt to RUS and CFC.


NOTE 2 - ELECTRIC PLANT AND DEPRECIATION
         Listed below are the major classes of electric plant:

                                                          2002             2001
                                                     ------------   ------------

         Distribution plant                       $ 60,260,468      $ 57,645,720
         Transmission plant                             88,865            88,865
         General plant                               7,429,618         7,430,660
                                                  -------------     ------------
         Electric plant in service                  67,778,951        65,165,245
         Construction work in progress                 605,070           923,368
                                                  -------------     ------------

                                                  $ 68,384,021      $ 66,088,613
                                                  =============     ============

         Provision has been made for depreciation of Tri-County's distribution plant at a straight-line composite rate of 2.76% and for depreciation of Tri-County's transmission plant at a straight-line composite rate of 2.75% per annum.

         General plant depreciation rates for Tri-County's general plant have been applied on a straight-line basis as follows:

         Structures                                    2.5%
         Transportation equipment                    14.39%
         Tools and work equipment               5.0 - 13.5%
         Other equipment                       5.0 - 14.39%

         The electric plant of Wilderness Area Utilities and Wellsboro Electric is being depreciated over the estimated lives of the individual assets by the straight-line method for financial reporting and by accelerated methods for income tax purposes.

         Depreciation expense totaled $2,302,427 and $2,081,777 for 2002 and 2001, respectively.

                   TRI-COUNTY RURAL ELECTRIC COOPERATIVE, INC.
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)
================================================================================


NOTE 3 - INVESTMENTS IN ASSOCIATED ORGANIZATIONS
         Investments in associated organizations, carried at stated value, consist of the following:



                                                                                          2002                           2001
                                                                                  ------------                   ------------
         Patronage capital credits:
             Allegheny Electric Cooperative, Inc.                               $    2,190,957               $      2,190,957
             National Rural Utilities Cooperative Finance Corporation                  377,675                        368,976
             United Utility Supply Cooperative                                          94,298                         94,298
             Touchstone Energy                                                             226                            226
             National Information Solutions Cooperative                                 48,280                         48,280
                                                                                ---------------              ----------------

                                                                                     2,711,436                      2,702,737
                                                                                ---------------              ----------------
         Capital term certificates of the National Rural
           Utilities Cooperative Finance Corporation:
             5% certificates                                                           664,475                        664,475
             3% certificates                                                           172,750                        172,750
             0% certificates                                                         1,029,436                        975,964
                                                                                ---------------              ----------------

                                                                                     1,866,661                      1,813,189
                                                                                ---------------              ----------------
         Other:
             C&T Enterprises, Inc.                                                   3,176,784                      1,678,897
             Federated Insurance stock                                                  75,721                         79,256
             New Century Enterprises stock                                              27,500                         27,500
             Waste Water Project                                                         8,300                          8,300
             Memberships                                                                 3,000                          2,000
                                                                                ---------------              ----------------

                                                                                     3,291,305                      1,795,953
                                                                                ---------------              ----------------

                                                                                $    7,869,402               $      6,311,879
                                                                                ==============               ================


NOTE 4 - INVESTMENT IN ECONOMIC DEVELOPMENT PROJECT

         During 1995, Tri-County received a $287,000 rural economic development loan from the Rural Utilities Service (RUS), pursuant to Section 313 of the Rural Electrification Act of 1936, as amended, and 7CFR Part 1703, Subpart B. The proceeds of this borrowing were lent to a local woodworking company.

         Generally, Section 313 of the Act provides zero interest loans and grants for the purpose of promoting rural economic development and rural job creation projects. The loans are to be repaid within ten years, with an option to defer the first payment for up to two years.

         Tri-County's loan calls for monthly payments of $2,990 to begin May 15, 1997 and continue monthly for eight years. The loan is secured by equipment and the personal guarantee of the stockholder of the woodworking company. Because the Company has not repaid the loan pursuant to the terms contained in the original agreement, an allowance for uncollectibility totaling approximately $118,000 has been provided at December 31, 2002. Despite this provision, the Cooperative is committed to vigorously pursuing the collection of the entire amount outstanding.

                   TRI-COUNTY RURAL ELECTRIC COOPERATIVE, INC.
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)
================================================================================


NOTE 5 - FAIR VALUE OF FINANCIAL INSTRUMENTS

         The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

         Cash and Cash Equivalents

         The carrying amount reported approximates fair value because of the short maturity of these financial instruments.

         Investments in Associated Organizations

         Fair values of investments in associated organizations are assumed to approximate carrying value due to the lack of a ready market.

         Rural Economic Development Notes Receivable and Payable

         The  carrying   amount  of  economic   development   notes   receivable
         approximates fair value because they are substantially offset by economic development notes payable bearing similar terms.

         Long-Term Debt

         The carrying value of variable rate long-term debt approximates fair value because of the frequency at which the interest rate is reset.

         The carrying value of the fixed rate long-term debt approximates fair value despite the difference in rates because of the cost of complying with the additional regulations associated with obtaining and maintaining the debt.


NOTE 6 - DEFERRED CHARGES

         Deferred charges consist of the following:

                                                          2002             2001
                                                    -------------      ---------
         Prepayments and other                    $     243,537    $     245,099
         FAS106 transition obligation (Note 11)          48,008           52,009
         Deferred taxes (Note 13)                        87,000          191,125
                                                  ---------------  -------------

                                                  $     378,545    $     488,233
                                                  =============    =============


NOTE 7 - GOODWILL IMPAIRMENT

         Wilderness Area Utilities, Inc. has completed its assessment of the impact of Financial Accounting Standard #142, "Goodwill and Other Intangible Assets"(FAS 142), which became effective January 1, 2002. As a result of this assessment, the Company determined that the goodwill recognized as a result of the acquisition of Wellsboro Electric was impaired by $152,797 and has taken a non-cash charge against earnings in 2002 to recognize this impairment. As required in the FAS, this charge has been recognized as the cumulative effect of a change in accounting principle.

                   TRI-COUNTY RURAL ELECTRIC COOPERATIVE INC.
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)
================================================================================


NOTE 8 - PATRONAGE CAPITAL

         Patronage capital consists of:

                                                          2002             2001
                                                    -------------      ---------

         Assignable                               $     365,994     $          -
         Assigned                                    19,647,547       19,647,547
                                                  -------------     ------------
                                                     20,013,541       19,647,547
         Less retirements to date                     3,562,978        3,562,978
                                                  -------------     ------------
                                                  $  16,450,563     $ 16,084,569
                                                  =============     ============

         Under the provisions of the Mortgage Agreement with RUS, until the equities equal or exceed 30% of the total assets of the Cooperative, the return to patrons of capital contributed is limited to 25% of the patronage capital or margins received by the Cooperative in the prior calendar year. The equities of the Cooperative exclusive of any equities attributable to subsidiaries represent 27.1% and 28.3% of the total assets of the Cooperative exclusive of any assets attributable to subsidiaries at December 31, 2002 and 2001, respectively. Patronage capital totaling $378,216 was retired in 2001.


NOTE 9 - OTHER EQUITIES

         Other equities consist of the following:


                                                                  2002         2001
                                                                --------     -------

         Operating margins prior to 1948                     $  57,272    $    57,272
         Nonoperating margins prior to 1964                     95,224         95,224
         Net loss from 2001                                   (942,822)      (942,822)
         Gain on retirement of capital credits                   2,861          2,861
                                                           -----------    -----------
                                                              (787,465)      (787,465)
         Wellsboro Electric Company preferred stock,
          4% cumulative, $100 par - shares authorized
          2000, outstanding 1,708                              170,800        170,800
                                                           -----------    -----------

                                                           $  (616,665)   $  (616,665)
                                                           ===========    ===========

         Dividends totaling $6,832 and $6,853 were paid on the 4% cumulative preferred stock during 2002 and 2001, respectively. Five shares of this stock were redeemed during 2001.

                   TRI-COUNTY RURAL ELECTRIC COOPERATIVE, INC.
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)
================================================================================

NOTE 10 - LONG-TERM DEBT
         Long-term debt consists of mortgage notes payable to the United States of America Rural Utilities Service (RUS) and the National Rural Utilities Cooperative Finance Corporation (CFC) and notes payable to the National Rural Electric Cooperative Association (NRECA). Following is a summary of long-term debt as of December 31, 2002 and 2001:



                                                                                          2002                           2001
                                                                                  ------------                   ------------
         RUS:
           2% notes, payable $22,885 quarterly, including
               interest, maturing at various dates through 2007,
               refinanced with CFC                                              $            -               $        313,666
           5% notes, payable $154,651 quarterly, including
               interest, maturing at various dates through 2016,
               refinanced with CFC                                                           -                      5,016,300
           5% notes, payable $20,733 monthly, including
               interest, maturing at various dates through 2033,
               partially refinanced with CFC                                         4,013,291                     19,906,790
           0% economic development loan, payable $2,990
               monthly, maturing in 2005                                                83,708                        119,582
                                                                                --------------               ----------------
                                                                                     4,096,999                     25,356,338
           Less current maturities                                                      84,934                        785,381
                                                                                ---------------              ----------------

                                                                                $    4,012,065               $     24,570,957
                                                                                ===============              ================
         CFC:
           Lines of credit, payable interest only,
               through 2005                                                     $    1,880,456               $      5,103,372
           7% notes, payable $6,490 quarterly, including
               interest, maturing at various dates through 2008                        117,926                        134,882
           3.4% note, payable $95,137 quarterly, including
               interest, through 2013                                                2,001,528                        531,564
           6.15% notes, payable $97,022 quarterly, including
               interest, through 2027                                                3,900,146                              -
           Intermediate term variable rate note, payable interest
               only through 2005, then due in full                                   3,860,875                      3,827,177
           Variable rate notes, payable $228,585 quarterly,
               including interest,  maturing at various dates
               through 2033                                                         36,362,824                     14,666,963
                                                                                --------------               ----------------
                                                                                    48,123,755                     24,263,958
                          Less current maturities                                      786,347                        385,042
                                                                                --------------               ----------------

                                                                                $   47,337,408               $     23,878,916
                                                                                ==============               ================
         NRECA (Note 11):
           8% note, payable $10,128 annually, including interest
               for 30 years.  19 annual payments remain.                        $      105,042               $        107,132
           8% note, payable $8,767 annually, including interest
               for 30 years. 23 annual payments remain.                                 98,192                        100,146
           8% note, payable $4,190 annually, including interest
               for 30 years. 18 annual payments remain.                                 42,405                         43,249
                                                                                --------------               ----------------

                                                                                       245,639                        250,527
           Less current maturities                                                       4,250                          4,100
                                                                                --------------               ----------------

                                                                                $      241,389               $        246,427
                                                                                ==============               ================

                   TRI-COUNTY RURAL ELECTRIC COOPERATIVE, INC.
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)
================================================================================


NOTE 10 - LONG-TERM DEBT (Continued)

         The aggregate amounts of long-term debt maturing in each of the next five years are as follows:

                                             RUS            CFC            NRECA
                                          ----------   -------------  ----------
                                                 $               $             $
               2003                         84,934         786,347         4,250
               2004                         87,444       1,047,788         4,400
               2005                         66,166       1,117,075         4,550
               2006                         56,981       1,188,687         4,700
               2007                         59,896       1,070,411         4,900

         Lines of credit available and outstanding at December 31, 2002 are as follows:

                                                        AVAILABLE    OUTSTANDING
                                                        ---------    -----------

                       Tri-County                      $ 8,001,900   $ 1,880,456
                       Wilderness                          500,000       205,000
                       Wellsboro Electric                        -             -
                                                           ---------     -------

                       Total                           $ 8,501,900   $ 2,085,456
                                                       ===========   ===========

         Restrictions are imposed under the line of credit agreements including, among other things, maintenance of ratio requirements under existing long-term debt arrangements and limitations of total short-term indebtedness. The lines of credit available to Tri-County aren't due within the next year, therefore, they have been classified as long-term debt. The line of credit available to Wilderness expires in 2003 and has been classified as current.

         Unadvanced portions of existing loan commitments were as follows at December 31, 2002:

                                                                             CFC
                                                               CFC  INTERMEDIATE
                                                         LONG-TERM          TERM
                                                      ------------     ---------

                       Tri-County                      $   352,411   $    35,819
                       Wilderness                                -             -
                       Wellsboro Electric                        -             -
                                                           ---------     -------

                       Total                           $   352,411   $    35,819
                                                       ===========   ===========

         Tri-County is required by mortgage covenants to maintain certain levels of interest coverage and annual debt service coverage. Tri-County is in compliance with such requirements at December 31, 2002 and 2001.

         A portion of Tri-County's long-term debt with CFC is at variable interest rates and is therefore subject to various market and interest rate fluctuations.

         During 2002, Tri-County replaced approximately $20.6 million of RUS long-term mortgage notes with a comparable amount of CFC long-term mortgage notes. It is anticipated that the remaining $4.1 million of RUS long-term mortgage notes remaining on Tri-County's books at December 31, 2002 will be replaced with a comparable amount of CFC long-term mortgage notes in 2003.

                   TRI-COUNTY RURAL ELECTRIC COOPERATIVE, INC.
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)
================================================================================

NOTE 11 - PENSION PLAN AND OTHER POSTRETIREMENT BENEFITS

         Substantially all union employees of Tri-County participate in the National Rural Electric Cooperative Association (NRECA) Retirement & Security Program, a defined benefit multi-employer pension plan qualified under Section 401 and tax exempt under Section 501(a) of the Internal Revenue Code. The Cooperative makes annual contributions to the Program equal to the amounts accrued for pension expense except for the period when a moratorium on contributions is in effect.

         In this multi-employer plan, which is available to all member cooperatives of NRECA, the accumulated benefits and plan assets are not determined or allocated separately by individual employer. The total pension expense for 2002 and 2001 was $175,065 and $151,812, respectively, for Tri-County.

         In addition, Tri-County has assumed total past service liabilities of $174,070 by upgrading benefits at an annual cost of $14,317 including interest at 8%, over a 30-year amortization schedule. The Cooperative has assumed additional past service liabilities of $22,930 by upgrading benefits. This amount is to be paid in five annual installments.

         During 1995, Tri-County offered an early retirement incentive to employees who had achieved a specified age and length of service. A part of the incentive was the elimination of any decrease in pension distributions because of early retirement. To accomplish this, Tri-County assumed a future service liability of $106,587, which will be repaid at an annual cost of $8,767, including interest at 8%, over a 30 year amortization schedule. During 1998, Tri-County once again assumed a future service liability of $225,358 as a result of an early retirement incentive.

         Tri-County also maintains a 401(k) plan for all qualified employees, and matches a portion of employee contributions. During 2002 and 2001, Tri-County contributions to this plan totaled $54,595 and $45,276, respectively.

         Wellsboro Electric sponsors a defined contribution pension plan covering substantially all of its eligible full time union employees. Employees become fully vested after 7 years of service. Contributions are discretionary and are limited to 15% of eligible compensation. Pension expense for this plan totalled $5,131 and $4,782 for 2002 and 2001, respectively.

         In addition the Company sponsors a profit sharing plan covering all of its eligible full time employees. Employees become fully vested after 7 years of service. Contributions are discretionary and are allocated based upon eligible compensation Contributions to this plan totaled $15,000 for both 2002 and 2001.

         As discussed more fully in Note 16, both Tri-County and Wellsboro purchase all non-union employee services from C&T Enterprises, Inc. The pension benefits for these employees are the responsibility of C&T and are built into the cost charged for their services.

         Postretirement medical benefits are provided to retirees and retirees' eligible dependents for both companies. Generally, the companies pay for 100% of the premiums for this coverage from age 62 through 64. Both companies have also agreed to assume responsibility for the postretirement medical benefits to be provided to the non-union employees whose services have been purchased from C&T Enterprises.

         The accounting for these postretirement benefits is addressed in Statement of Financial Accounting Standards No. 106, "Employer's Accounting for Postretirement Benefits Other Than Pensions". This Standard requires the accrual method of accounting for postretirement health care and life insurance benefits based upon actuarially determined costs to be recognized over the period the employee provides service. These benefits had previously been recognized as expenses when paid.

                   TRI-COUNTY RURAL ELECTRIC COOPERATIVE, INC.

                   TRI-COUNTY RURAL ELECTRIC COOPERATIVE, INC.
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)
================================================================================


NOTE 11 - PENSION PLAN AND OTHER POSTRETIREMENT BENEFITS (Concluded)



         Upon adoption of this standard by Wellsboro, previously unrecognized service costs of $160,024 were deferred pursuant to Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" and were to be amortized and recovered out of future rates over 20 years.

         The funded status and components of net periodic benefit costs for the postretirement benefit plans currently in effect are as follows at December 31, 2002:



                                                                Tri-County                       Wellsboro
                                                                ----------                       ---------
                                                          Union          Allocation          Union     Allocation
                                                        Employees         from C&T         Employees   from C&T
                                                     ---------------   -------------       ---------   ----------

         Benefit obligation and funded status        $       187,250   $     163,900        $ 187,250   $ 39,900
                                                     ===============   =============        =========   ========
         Accrued benefit cost                        $        14,520   $      54,800        $  54,103   $ 15,000
                                                     ===============   =============        =========   ========
         Regulatory asset, deferred cost             $          -      $        -           $  48,008   $    -
                                                     ===============   =============        =========   ========
         Discount rate                                            7%              7%               7%         7%
                                                     ===============   =============        =========   ========
         Benefits paid                               $         2,500   $        -           $  19,118   $    -
                                                     ===============   =============        =========   ========
         Benefit cost                                $         5,000   $      15,500        $  22,106   $  7,600
                                                     ===============   =============        =========   ========

         For measurement purposes,  health care costs were projected to increase by 8% in 2002, with the annual increase decreasing gradually to 5.5% by 2009 and thereafter.


NOTE 12 - DEFERRED CREDITS

         Deferred credits consist of the following:

                                                        2002                2001
                                                    ------------       ---------

         Deferred income taxes (Note 13)         $   615,792        $    591,516
         Consumer energy prepayments                  46,667              69,489
         Other                                       102,330              28,363
                                                 ------------       ------------

                                                 $   764,789        $    689,368
                                                 ===========        ============

                   TRI-COUNTY RURAL ELECTRIC COOPERATIVE, INC.
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)
================================================================================



NOTE 13 - (TAXES ON INCOME) RECOVERY OF TAXES ON INCOME

         Provision for federal and state taxes in the consolidated statements of revenue are made up of the following components:

                                                        2002               2001
                                                    ------------      ---------
         Current:
            Federal                              $   (78,420)       $   154,559
            State                                       (198)            (1,717)
                                                 ------------       -----------

                                                     (78,618)           152,842
                                                 ------------       -----------
         Deferred:
            Federal                                 (117,885)           104,969
            State                                    (12,434)            45,668
                                                 ------------       -----------

                                                    (130,319)           150,637
                                                 ------------       -----------

         Total (taxes on income) recovery
            of taxes on income                   $  (208,937)       $   303,479
                                                 ===========        ===========

         The effective tax rate on income before taxes is different than the federal statutory rate. The reasons for this were the surtax exemption, state taxes and permanent and timing differences. Deferred tax liabilities result from timing differences in the recognition of revenue and expense, primarily depreciation.

         At December 31, 2002, Wilderness and Wellsboro have remaining approximately $1.8 million in net operating losses available to be carried forward to offset against future years' consolidated taxable income. These carry forwards expire in 2022. At December 31, 2002, a valuation allowance of approximately $116,000 was set up to provide for that portion of the deferred tax asset not expected to be realized in future years.


NOTE 14 - SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

         The following cash payments were made for the years ended December 31, 2002 and 2001:

                                                        2002               2001
                                                    ------------      ----------

         Interest                               $   2,189,628      $   2,811,718
                                                =============      =============

         Income taxes                                 $     -        $   160,527
                                                      ==========================

                   TRI-COUNTY RURAL ELECTRIC COOPERATIVE, INC.
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Concluded)
================================================================================


NOTE 15 - COMMITMENTS

         Wholesale Power Agreements -

         Under its wholesale power agreement, Tri-County is committed to purchase its electric power and energy requirements from Allegheny
         Electric Cooperative, Inc. The rates paid for such purchases are subject to periodic review.

         Wellsboro entered into a five-year electric power sales agreement with an energy supplier. The agreement, which is effective from January 1, 2003 through December 31, 2007, will provide Wellsboro with firm electric capacity and associated energy supply throughout the term of the agreement.

         Retail Wheeling Legislation -

         On December 3, 1996, Pennsylvania's "Electricity Generation Customer Choice and Competition Act" was signed into law. Beginning in 1999, this Act enabled the Cooperative's member consumers to choose the power supplier from which they buy electricity. The effects of this Act on the Cooperative and its subsidiaries remain undeterminable.

NOTE 16 - RELATIONSHIP WITH C&T ENTERPRISES, INC.

         C&T Enterprises, Inc. was formed by Claverack Rural Electric Cooperative, Inc. and Tri-County in February 1999 to purchase the common stock of Citizens Electric Company. In November 2002, C&T acquired the assets of Valley Cities Gas through its subsidiary Valley Energy for approximately $16.3 million. Under the terms of the asset purchase agreement, Valley Energy may be required to make additional payments to the seller totaling a maximum of $3 million if certain rate relief is successfully obtained from Valley Energy's regulators.

         Tri-County has guaranteed approximately $9 million of C&T's debt at December 31, 2002.

         Effective January 1, 2000, Tri-County and Wellsboro entered into a three-year management contract with C&T Enterprises, Inc. (C&T). Under the terms of the contract, the Companies are to receive management, communication, marketing, engineering, operational and other essential business services from C&T. As of the effective date of the contract, all non-union employees of Tri-County and Wellsboro became employees of C&T.

         Generally, the contract calls for each Company to reimburse C&T, on a monthly basis, for the full cost of all employees used, plus an administrative charge. The total charges recognized during 2002 pursuant to this contract totaled approximately $1,675,000 for Tri-County and $606,000 for Wellsboro.

         During 2003, C&T plans to undertake an organizational restructuring plan that will bring all of the subsidiaries of Claverack and Tri-County under the ownership and control of C&T. In accordance with this plan, the outstanding common stock of Susquehanna Energy, Inc. was transferred to C&T by Claverack effective January 1, 2003.

         Subject to regulatory approval, Tri-County has agreed to transfer the outstanding common stock of its subsidiary, Wilderness Area Utilities, Inc. to C&T during 2003 as a part of this organizational restructuring plan.

                              INDEPENDENT AUDITORS'
                         REPORT ON SUPPLEMENTAL MATERIAL
                         -------------------------------



         Our audits of the basic consolidated financial statements included in the preceding section of this report were performed for the purpose of forming an opinion on those statements taken as a whole. The supplemental material presented in the following section of this report is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion and the opinion of other auditors, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.





                                            Certified Public Accountants


March 5, 2003

                                    TRI-COUNTY RURAL ELECTRIC COOPERATIVE, INC. AND SUBSIDIARIES
                                                     CONSOLIDATING BALANCE SHEET
                                                          DECEMBER 31, 2002
====================================================================================================================================


                                                        Tri-County Rural    Wilderness     Wellsboro  Eliminations
                                                           Electric,           Area        Electric       and         Consolidated
                                                       Cooperative, Inc.  Utilities, Inc.   Company    Adjustments        Total
                                                       -----------------  ---------------  ---------  -------------   ------------
                                      ASSETS
                                      ------
ELECTRIC PLANT:
    In service - at cost                                   $ 58,100,294   $    440,171  $  9,238,486  $         -      $ 67,778,951
    Construction work in progress                               517,927            -          87,143            -           605,070
                                                           ------------   ------------  ------------  -------------    ------------
                                                             58,618,221        440,171     9,325,629            -        68,384,021
    Less accumulated provisions for depreciation             15,272,667        367,471     3,140,866            -        18,781,004
                                                           ------------   ------------  ------------  -------------    ------------

                    TOTAL ELECTRIC PLANT                     43,345,554         72,700     6,184,763            -        49,603,017
                                                           ------------   ------------  ------------  -------------    ------------

OTHER ASSETS AND INVESTMENTS:
    Investments in associated organizations                   6,717,215      1,103,187        49,000            -         7,869,402
    Investments in and amounts due from related
        companies                                             3,587,562     12,671,379           -      (16,258,941)            -
    Investment in economic development project                  118,177            -             -              -           118,177
    Non-utility property, net of accumulated
        depreciation                                             39,262            -         378,112            -           417,374
    Excess of cost of subsidiary acquired over
        fair value of net assets at date of
        acquisition, net of accumulated amortization                -              -             -        4,864,324       4,864,324
                                                           ------------   ------------  ------------  -------------    ------------

                TOTAL OTHER ASSETS AND INVESTMENTS           10,462,216     13,774,566       427,112    (11,394,617)     13,269,277
                                                           ------------   ------------  ------------  -------------    ------------

CURRENT ASSETS:
    Cash - general funds                                      1,167,904        229,326        50,607            -         1,447,837
    Accounts receivable                                       1,656,776            -         615,139            -         2,271,915
    Materials and supplies (at average cost)                    473,335            -         229,686            -           703,021
    Other current and accrued assets                          1,460,526         25,453       570,788        (25,453)      2,031,314
                                                           ------------   ------------  ------------  -------------    ------------

                TOTAL CURRENT ASSETS                          4,758,541        254,779     1,466,220        (25,453)      6,454,087
                                                           ------------   ------------  ------------  -------------    ------------

DEFERRED CHARGES                                                232,253         87,000        59,292            -           378,545
                                                           ------------   ------------  ------------  -------------    ------------
                                                           $ 58,798,564   $ 14,189,045   $ 8,137,387  $ (11,420,070)   $ 69,704,926
                                                           ============  ============  ============   =============    ============

                             EQUITIES AND LIABILITIES
                             ------------------------
EQUITIES:
    Memberships                                            $    265,575  $        -     $       -     $        -       $   265,575
    Patronage capital                                        16,450,563           -                            -        16,450,563
    Retained (deficit) earnings                                     -       (1,696,535)    1,313,406     (2,284,152)     (2,667,281)
    Other equities                                             (787,465)           -          11,550        159,250        (616,665)
    Common stock                                                    -              500       112,300       (112,800)            -
    Additional paid-in capital                                      -        1,964,041           -       (1,964,041)            -
                                                           ------------   ------------  ------------  -------------    ------------

                TOTAL EQUITIES                               15,928,673        268,006     1,437,256     (4,201,743)     13,432,192
                                                           ------------   ------------  ------------  -------------    ------------

LONG-TERM DEBT:
    RUS mortgage notes, less current maturities               4,012,065            -             -              -         4,012,065
    CFC mortgage notes, less current maturities              35,673,211     11,664,197           -              -        47,337,408
    Other                                                       241,389           -             -               -           241,389
                                                           ------------   ------------  ------------  -------------    ------------

                    TOTAL LONG-TERM DEBT                     39,926,665     11,664,197           -              -        51,590,862
                                                           ------------   ------------  ------------  -------------    ------------

NON-CURRENT LIABILITIES:
    Accumulated postretirement benefit obligations              351,150            -          69,103            -           420,253
    Amounts due to related companies                                -        1,965,238     5,137,793     (7,103,031)            -
                                                           ------------   ------------  ------------  -------------    ------------

                    TOTAL NON-CURRENT LIABILITIES               351,150      1,965,238     5,206,896     (7,103,031)        420,253
                                                           ------------   ------------  ------------  -------------    ------------

CURRENT LIABILITIES:
    Demand notes                                                    -          205,000           -              -           205,000
    Current maturities of long-term debt                        824,493         51,038           -              -           875,531
    Accounts payable:
        Purchased power                                         927,619            -         403,973            -         1,331,592
        Other                                                   293,480         22,635       249,627        (85,471)        480,271
    Consumer deposits and prepayments                           110,448            -           6,675            -           117,123
    Other current and accrued liabilities                       389,369         12,931       114,838        (29,825)        487,313
                                                           ------------   ------------  ------------  -------------    ------------

                    TOTAL CURRENT LIABILITIES                 2,545,409        291,604       775,113       (115,296)      3,496,830
                                                           ------------   ------------  ------------  -------------    ------------

                    TOTAL LIABILITIES                        42,823,224     13,921,039     5,982,009     (7,218,327)     55,507,945
                                                           ------------   ------------  ------------  -------------    ------------

DEFERRED CREDITS                                                 46,667            -         718,122            -           764,789
                                                           ------------   ------------  ------------  -------------    ------------

                                                           $ 58,798,564   $ 14,189,045  $  8,137,387  $ (11,420,070)   $ 69,704,926
                                                           ============   ============  ============  =============    ============



See accompanying auditors'reports on supplemental material.

                                                                -23-

                                    TRI-COUNTY RURAL ELECTRIC COOPERATIVE, INC. AND SUBSIDIARIES
                                                 CONSOLIDATING STATEMENT OF REVENUE
                                                    YEAR ENDED DECEMBER 31, 2002
====================================================================================================================================


                                                      Tri-County Rural     Wilderness     Wellsboro    Eliminations
                                                          Electric            Area         Electric        and        Consolidated
                                                      Cooperative, Inc.  Utilities, Inc.   Company      Adjustments       Total
                                                      -----------------  ---------------  ---------    -------------  ------------

OPERATING REVENUES                                         $ 19,113,790     $   150,607   $  7,271,748   $  (150,560)  $ 26,385,585
                                                           ------------     -----------   ------------   -----------   ------------
OPERATING EXPENSES:
    Cost of power                                             9,973,751             -        4,445,413           -       14,419,164
    Transmission expense                                          7,082             -              -             -            7,082
    Distribution - operations                                 1,066,035             -          143,464        (4,500)     1,204,999
    Distribution - maintenance                                1,798,874             -          301,043      (150,560)     1,949,357
    Consumer accounts                                           837,606             -          386,530           -        1,224,136
    Sales                                                       287,294             -           13,090           -          300,384
    Administrative and general                                1,290,385          40,208        671,127           -        2,001,720
    Depreciation                                              1,586,716          64,145        448,558           -        2,099,419
    Taxes                                                         3,859             -          467,549           -          471,408
    Interest - other                                            192,499          97,162            -             -          289,661
                                                           ------------     -----------   ------------   -----------   ------------

                Total                                        17,044,101         201,515      6,876,774      (155,060)    23,967,330
                                                           ------------     -----------   ------------   -----------   ------------

                Operating margin (loss) before fixed
                  charges                                     2,069,689         (50,908)       394,974         4,500      2,418,255

FIXED CHARGES -
    Interest on long-term debt                                1,627,168         432,862        277,402      (259,207)     2,078,225
                                                           ------------     -----------   ------------   -----------   ------------

                Operating margin (loss) after fixed
                  charges                                       442,521        (483,770)       117,572       263,707        340,030

G & T AND OTHER CAPITAL CREDITS                                  49,399          31,351            -             -           80,750
                                                           ------------     -----------   ------------   -----------   ------------

                Net operating margin (loss)                     491,920        (452,419)       117,572       263,707        420,780
                                                           ------------     -----------   ------------   -----------   ------------

NONOPERATING MARGINS:
    Interest income                                              60,706         259,207          3,171      (259,207)        63,877
    Other nonoperating (expense) income                           2,084             -           46,020        (4,500)        43,604
    Loss on impairment of goodwill                                  -               -              -        (152,797)      (152,797)
    Equity in earnings of subsidiary                           (188,716)            -          (56,853)      365,005        119,436
                                                           ------------     -----------   ------------   -----------   ------------

                Total nonoperating (loss) margin               (125,926)        259,207         (7,662)      (51,499)        74,120
                                                           ------------     -----------   ------------   -----------   ------------

NET INCOME (LOSS), before taxes on income                       365,994        (193,212)       109,910       212,208        494,900

TAXES ON INCOME                                                     -          (171,793)       (37,144)          -         (208,937)
                                                           ------------     -----------   ------------   -----------   ------------

NET INCOME (LOSS)                                          $    365,994     $  (365,005)  $     72,766   $   212,208   $    285,963
                                                           ============     ===========   ============   ===========   ============



                                                                -24-

                                    TRI-COUNTY RURAL ELECTRIC COOPERATIVE, INC. AND SUBSIDIARIES
                                                CONSOLIDATING STATEMENT OF CASH FLOWS
                                                    YEAR ENDED DECEMBER 31, 2002
====================================================================================================================================


                                                       Tri-County Rural     Wilderness     Wellsboro   Eliminations
                                                           Electric            Area        Electric        and         Consolidated
                                                       Cooperative, Inc.  Utilities, Inc.   Company     Adjustments        Total
                                                       -----------------  ---------------  ---------   -------------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income (loss)                                      $    365,994   $   (365,005)  $     72,766   $    212,208   $    285,963
                                                           ------------   ------------   ------------   ------------   ------------

    Adjustments to reconcile net income (loss) to net
    cash provided by (used in) operating activities:
        Depreciation and amortization                         1,794,422         64,145        460,943            -        2,319,510
        G & T and other capital credits (noncash)               (49,399)       (31,351)           -              -          (80,750)
        Change in postretirement benefit obligations
          (noncash)                                              69,320            -              -              -           69,320
        Change in deferred income taxes (noncash)                   -          104,125         26,195                       130,320
        Loss on impairment of goodwill (noncash)                    -              -              -          152,797        152,797
        Provision for losses on accounts receivable              12,016            -           11,170            -           23,186
        Change in operating assets and liablities:
          Accounts receivable                                   (63,003)           -          (91,413)           -         (154,416)
          Material and supplies                                  49,435            -          (20,877)           -           28,558
          Current and accrued assets                               (358)        93,659       (249,752)           -         (156,451)
          Deferred charges                                         (781)           -           (2,513)           -           (3,294)
          Accounts payable                                       13,153         22,635       (423,404)       (22,635)      (410,251)
          Consumer deposits and prepayments                       8,540            -            1,475            -           10,015
          Current and accrued liabilities                       205,397         38,569         42,664           (153)       286,477
          Deferred credits                                      (24,482)           -           75,627            -           51,145
          Accumulated postretirement benefit obligations        (14,660)           -              -              -          (14,660)
                                                           ------------   ------------   ------------   ------------   ------------

                Total adjustments                             1,999,600        291,782       (169,885)       130,009      2,251,506
                                                           ------------   ------------   ------------   ------------   ------------

                Net cash provided by (used in) operating
                  activities                                  2,365,594        (73,223)       (97,119)       342,217      2,537,469
                                                           ------------   ------------   ------------   ------------   ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Extension and replacement of plant                       (2,415,368)       (44,949)      (427,771)           -       (2,888,088)
    Plant removal cost                                         (195,562)           -          (41,079)           -         (236,641)
    (Increase) decrease in invested funds                    (1,606,503)       (32,738)        56,853            -       (1,582,388)
    Investment in and loans to/from related companies           250,370       (544,188)       548,500       (342,217)       (87,535)
                                                           ------------   ------------   ------------   ------------   ------------

                Net cash (used in) provided by investing
                  activities                                 (3,967,063)      (621,875)       136,503       (342,217)    (4,794,652)
                                                           ------------   ------------   ------------   ------------   ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Net borrowings under line of credit agreement                   -         (295,000)           -              -         (295,000)
    Advances from RUS and CFC                                 5,533,701      1,800,000            -              -        7,333,701
    Reduction of long-term debt:
        RUS                                                    (611,751)           -              -              -         (611,751)
        CFC                                                  (3,412,612)      (708,880)           -              -       (4,121,492)
        Other                                                    (4,888)           -              -              -           (4,888)
    Membership fees                                             (16,110)           -              -              -          (16,110)
    Dividends paid                                                  -              -           (6,832)           -           (6,832)
                                                           ------------   ------------   ------------   ------------   ------------

                Net cash provided by (used in) financing
                  activities                                  1,488,340        796,120         (6,832)           -        2,277,628
                                                           ------------   ------------   ------------   ------------   ------------

NET (DECREASE) INCREASE IN CASH                                (113,129)       101,022         32,552            -           20,445

CASH, at beginning of year                                    1,281,033        128,304         18,055            -        1,427,392
                                                           ------------   ------------   ------------   ------------   ------------

CASH, at end of year                                       $  1,167,904   $    229,326   $     50,607   $         -    $  1,447,837
                                                           ============   ============   ============   ============   ============




                                                                -25-

                               VALLEY ENERGY, INC.

                                FINANCIAL REPORT


                                DECEMBER 31, 2002

VALLEY ENERGY, INC.
--------------------------------------------------------------------------------
TABLE OF CONTENTS



                                                                                   PAGE NO.

FINANCIAL STATEMENTS:

   Independent Auditor's Report on the Financial Statements                            1

   Balance Sheet                                                                       2

   Statement of Income                                                                 3

   Statement of Stockholder's Equity                                                   4

   Statement of Cash Flows                                                             5

   Notes to Financial Statements                                                       7




SUPPLEMENTARY INFORMATION:

   Independent Auditor's Report on Supplementary Information                          14

   Balance Sheet, by Division                                                         15

   Statement of Income, by Division                                                   16

   Utility Plant and Accumulated Depreciation - Pennsylvania                          17

   Utility Plant and Accumulated Depreciation - New York                              18

   Prepaid and Accrued Taxes, by Division                                             19

   Operating Revenues and Taxes, Other than Income, by Division                       20

   Distribution, Operation; Distribution, Maintenance; Customer Accounts
            and General and Administrative Expenses, by Division                      21

[LOGO OMITTED]
Beard Miller Company LLP
Certified Public Accountants and Consultants


                          INDEPENDENT AUDITOR'S REPORT
                           ON THE FINANCIAL STATEMENTS


To the Board of Directors
Valley Energy, Inc.
Sayre, Pennsylvania


     We have audited the accompanying balance sheet of Valley Energy, Inc., a wholly-owned subsidiary of C & T Enterprises, Inc., as of December 31, 2002, and the related statements of income, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Valley Energy, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.


                                        /s/ Beard Miller Company LLP


Reading, Pennsylvania
February 7, 2003

VALLEY ENERGY, INC.
--------------------------------------------------------------------------------
BALANCE SHEET



                                     ASSETS

                                                                                        December 31,
UTILITY PLANT                                                                              2002
                                                                                  -----------------------

   Gas plant in service                                                                  $20,778,567
   Accumulated depreciation                                                               (6,745,919)
                                                                                       ---------------

                                                                                          14,032,648

   Construction work in progress, at cost                                                     41,584
                                                                                       ---------------

       Total Utility Plant, Net                                                           14,074,232
                                                                                       ---------------

CURRENT ASSETS

   Cash, primarily interest bearing                                                          990,336
   Accounts receivable:
       Customers, less allowance for uncollectible accounts of
           $27,458                                                                           757,243
       Unbilled revenues                                                                     709,220
   Advances, affiliates                                                                      100,398
   Natural gas inventories                                                                 1,022,818
   Materials and supplies                                                                    185,157
   Prepaid expenses and other                                                                 27,084
   Deferred income taxes                                                                      40,693
                                                                                       ---------------

       Total Current Assets                                                                3,832,949
                                                                                       ---------------

DEFERRED DEBITS AND OTHER ASSETS

   Deferred income taxes                                                                      96,787
   Prepaid expenses and other                                                                228,428
   Under recovered gas costs                                                                 100,962
                                                                                       ---------------

       Total Deferred Debits and Other Assets                                                426,177
                                                                                       ---------------

       Total Assets                                                                      $18,333,358
                                                                                       ===============




See notes to financial statements.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------



                      LIABILITIES AND STOCKHOLDER'S EQUITY


                                                                                        December 31,
STOCKHOLDER'S EQUITY                                                                       2002
                                                                                  -----------------------

   Common stock, no par or stated value; 1,000 shares authorized,
       issued and outstanding                                                            $ 3,000,000
   Retained earnings                                                                          82,465
                                                                                       ---------------

       Total Stockholder's Equity                                                          3,082,465
                                                                                       ---------------

NOTE PAYABLE TO PARENT, NONCURRENT                                                        12,680,932
                                                                                       ---------------

CURRENT LIABILITIES

  Line of credit with parent                                                                 800,000
  Note payable to parent, current portion                                                    218,030
  Accounts payable                                                                           145,327
  Due for purchased gas                                                                      798,940
  Accrued expenses                                                                            75,363
  Customer deposits                                                                           81,569
  Accrued taxes                                                                               55,580
                                                                                       ---------------

       Total Current Liabilities                                                           2,174,809
                                                                                       ---------------

DEFERRED CREDITS AND OTHER LIABILITIES

   Regulatory liability                                                                       69,952
   Accrued postretirement cost                                                               325,200
                                                                                       ---------------

       Total Deferred Credits and Other Liabilities                                          395,152
                                                                                       ---------------






       Total Liabilities and Stockholder's Equity                                        $18,333,358
                                                                                       ===============


--------------------------------------------------------------------------------
                            2       Beard Miller Company LLP
                                    Certified Public Accountants and Consultants

VALLEY ENERGY, INC.
--------------------------------------------------------------------------------
STATEMENT OF INCOME



                                                                                          Year Ended
                                                                                       December 31, 2002
                                                                                  -----------------------

OPERATING REVENUES                                                                       $ 2,038,841

GAS PURCHASED                                                                              1,324,396
                                                                                       ---------------

        Operating Revenues in Excess of Gas Purchased                                        714,445
                                                                                       ---------------

OTHER OPERATING EXPENSES

   Distribution expenses:
       Operation                                                                             113,391
       Maintenance                                                                            35,030
   Customer accounts                                                                          80,286
   General and administrative                                                                155,862
   Depreciation and amortization                                                             104,260
   Taxes, other than income                                                                   41,732
                                                                                       ---------------

       Total Other Operating Expenses                                                        530,561
                                                                                       ---------------

       Income from Operations                                                                183,884
                                                                                       ---------------

OTHER INCOME                                                                                  61,845
                                                                                       ---------------

OTHER EXPENSES

   Interest                                                                                   92,186
   Other                                                                                         115
   Jobbing                                                                                    18,638
                                                                                       ---------------

       Total Other Expenses                                                                  110,939
                                                                                       ---------------

       Income before Income Taxes                                                            134,790
                                                                                       ---------------

INCOME TAXES

   Federal                                                                                    39,038
   State                                                                                      13,287
                                                                                       ---------------

       Total Income Taxes                                                                     52,325
                                                                                       ---------------

       Net Income                                                                        $    82,465
                                                                                       ===============


See notes to financial statements.
--------------------------------------------------------------------------------
                            3       Beard Miller Company LLP
                                    Certified Public Accountants and Consultants

VALLEY ENERGY, INC.
--------------------------------------------------------------------------------
STATEMENT OF STOCKHOLDER'S EQUITY



                                           Year Ended December 31, 2002
                                    ------------------------------------------
                                       Common         Retained
                                       Stock          Earnings         Total
                                    -------------  ---------------  -----------
BALANCE, DECEMBER 31, 2001           $        0         $      0     $       0

   Net income                                 0           82,465        82,465

   Capital contribution               3,000,000                0     3,000,000
                                    -------------  --------------- ------------


BALANCE, DECEMBER 31, 2002           $3,000,000         $ 82,465     $3,082,465
                                    =============  =============== ============



See notes to financial statements.
--------------------------------------------------------------------------------
                            4       Beard Miller Company LLP
                                    Certified Public Accountants and Consultants

VALLEY ENERGY, INC.
--------------------------------------------------------------------------------
STATEMENT OF CASH FLOWS



                                                                    Year Ended
                                                                    December 31,
CASH FLOWS FROM OPERATING ACTIVITIES                                   2002
                                                                   -------------

   Net income                                                        $   82,465
   Adjustments to reconcile net income to net cash
       provided by operating activities:
          Depreciation and amortization                                 104,260
          Provision for doubtful accounts                                27,458
          (Increase) decrease in assets:
              Accounts receivable                                      (618,602)
              Unbilled revenue                                          (23,118)
              Inventories                                               330,570
              Prepayments                                                28,136
              Deferred tax asset                                         14,432
              Advances from affiliates                                 (100,398)
              Under recovered gas costs                                (151,796)
             Increase (decrease) in liabilities:
              Accounts payable                                          136,467
              Due for purchased gas                                     798,940
              Accrued expenses                                           14,283
              Customer deposits                                           5,925
              Accrued taxes                                              55,580
              Regulatory liabilities                                      4,494
              Accrued postretirement costs                                6,500
                                                                   -------------

              Net Cash Provided by Operating Activities                  715,596
                                                                   -------------

CASH FLOWS FROM INVESTING ACTIVITIES

   Acquisition of business assets, net of liabilities assumed       (16,327,029)
   Additions to utility plant                                           (97,193)
                                                                   -------------

              Net Cash Used in Investing Activities                 (16,424,222)
                                                                   -------------


See notes to financial statements.
--------------------------------------------------------------------------------
                            5       Beard Miller Company LLP
                                    Certified Public Accountants and Consultants

VALLEY ENERGY, INC.
--------------------------------------------------------------------------------
STATEMENT OF CASH FLOWS (CONTINUED)



                                                                 Year Ended
                                                              December 31, 2002
                                                            --------------------
CASH FLOWS FROM FINANCING ACTIVITIES

   Net borrowings on line of credit with parent                   $    800,000
   Proceeds from long-term borrowings from parent                   12,898,962
   Capital contributed by parent                                     3,000,000
                                                               ----------------

       Net Cash Provided by Financing Activities                    16,698,962
                                                               ----------------

       Net Increase in Cash                                            990,336

CASH - BEGINNING                                                             0
                                                               ----------------

CASH - ENDING                                                     $    990,336
                                                               ================

SUPPLEMENTARY CASH FLOWS INFORMATION

   Interest paid                                                  $     92,186
                                                               ================


See notes to financial statements.
--------------------------------------------------------------------------------
                            6       Beard Miller Company LLP
                                    Certified Public Accountants and Consultants

VALLEY ENERGY, INC.
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS


NOTE 1 - NATURE OF BUSINESS

          Valley Energy, Inc. is a wholly-owned subsidiary of C & T Enterprises ("C & T") and was incorporated in the Commonwealth of Pennsylvania in October 2000. The Company was formed for the purpose of acquiring the assets of Valley Cities Gas, located in Sayre, Pennsylvania. The acquisition occurred on November 7, 2002 and the accompanying financial statements include operations from November 7, 2002 through December 31, 2002.

          The Company is a regulated public utility distributing natural gas to customers in the Sayre, Pennsylvania area, including Athens, Towanda, Wysox and Waverly, New York. The Company's operations in Pennsylvania are regulated by the Pennsylvania Public Utility Commission ("PUC") and its operations in New York are regulated by the State of New York Public Service Commission ("NYPSC").


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

          Accounting System

               The Company maintains the accounting records in conformity with the uniform system of accounts as prescribed for public utilities by the Federal Energy Regulatory Commission and adopted by the PUC and the NYPSC.

          Regulation

               The Company prepares its financial statements in accordance with the provisions of Financial Accounting Standards ("FAS") 71, "Accounting for the Effects of Certain Types of Regulation." FAS 71 requires a rate-regulated entity to reflect the effects of regulation in its financial statements as regulatory assets or liabilities.

          Use of Estimates

               The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

               Costs that are refundable or recoverable in future periods through gas cost recovery rates are subject to audit and approval by the appropriate regulatory body. Changes to the related asset or liability amounts that result from these audits are recorded as a charge to current operations.

          Revenue Recognition

               Revenues are recorded based on the amounts of natural gas delivered to customers through the end of each accounting period.

               Revenues also include amounts receivable from customers through gas recovery clauses, which are adjusted annually. Costs that are recoverable or refundable in future periods through the gas recovery clauses are deferred.


--------------------------------------------------------------------------------
                            7       Beard Miller Company LLP
                                    Certified Public Accountants and Consultants

VALLEY ENERGY, INC.
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS



NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

          Accounts Receivable

               Accounts receivable are stated at outstanding balances less an allowance for doubtful accounts. The allowance for doubtful accounts is established through provisions charged against income. Accounts deemed to be uncollectible are charged against the allowance and subsequent recoveries, if any, are credited to the allowance. The allowance for doubtful accounts is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management's periodic evaluation of the adequacy of the allowance is based on past loss experience, agings of the receivables, adverse situations that may affect the customer's ability to pay, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant change. Unpaid balances remaining after the stated payment terms are considered past due.

          Procurement of Natural Gas

               The Company obtains all of its natural gas from an agreement with an energy broker that expires on March 31, 2006.

          Utility Plant

               Utility plant is carried at cost. Additions to utility plant and replacements of property are capitalized at cost. Retirements of utility plant or replacements are removed from utility plant accounts at cost and these costs plus cost of removal less salvage are charged to accumulated depreciation. Maintenance, repairs and replacement of minor items of plant are charged to operating expense.

               As part of the acquisition discussed in Note 3, the Company recorded gas plant acquisition costs of $3,242,296, representing the difference between the utility plant at assigned fair value on the date of acquisition and historical net book value. Amounts in the gas plant acquisition account are being amortized over the remaining estimated useful life of the plant assets. These lives range from eight years to forty-one years.

               Generally, depreciation on assets other than the gas plant acquisition account is being computed by the straight-line method over the estimated useful asset lives, which are 25 to 50 years for gas plant. Depreciation charged to expense for 2002 was $104,260, including amortization of the gas plant acquisition account of $24,486.

          Cash

               The Company maintains its cash balances in a checking and daily investment fund accounts. Cash balances are insured by the Federal Deposit Insurance Corporation up to $100,000.

          Inventories

               Inventories are stated at average cost.


--------------------------------------------------------------------------------
                            8       Beard Miller Company LLP
                                    Certified Public Accountants and Consultants

VALLEY ENERGY, INC.
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

          Income Taxes

               The Company is included in the consolidated federal income tax return filed by its parent company. The Company's federal income tax expense is computed using the separate return method for intercorporate tax allocation.

               Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis.

               Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.


NOTE 3 - ACQUISITION

          On November 7, 2002, the assets of Valley Cities Gas were acquired by the Company. These assets constitute a natural gas distribution company serving the residents and businesses located in the Sayre, Pennsylvania area, including Athens, Towanda, Wysox and Waverly, New York. The acquisition was accounted for using the purchase method of accounting. The purchase price was allocated to assets and liabilities as follows:

          Assets acquired:
              Natural gas inventory                  $  1,347,000
              Accounts receivable                         166,000
              Unbilled revenues                           686,000
              Deferred income taxes                       152,000
              Prepaid expenses                            283,000
              Other current assets                        141,000
              Plant, property and equipment            14,082,000
                                                     --------------

                  Total Assets Acquired                16,857,000
                                                     --------------

          Liabilities assumed:
              Current liabilities                         146,000
              Regulatory liabilities                       65,000
              Postretirement benefits                     319,000
                                                     --------------

                  Total Liabilities Assumed               530,000
                                                     --------------

                  Net Assets Acquired                 $16,327,000
                                                     ==============

          The Company has allocated the purchase price to the assets and liabilities based on its estimate of liabilities owed to the seller. The allocation will be adjusted if these liabilities differ from the Company's estimate.


--------------------------------------------------------------------------------
                            9       Beard Miller Company LLP
                                    Certified Public Accountants and Consultants

VALLEY ENERGY, INC.
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS


NOTE 3 - ACQUISITION (CONTINUED)

          Under the terms of the asset purchase agreement, the Company may be required to make additional payments to the seller upon the filing and approval of certain rate relief from the Company's regulatory bodies. This contingent payment could result in the Company making additional payments up to a maximum of $3 million to the seller.


NOTE 4 - NOTES PAYABLE

          The Company has a note payable to C & T. The note is being repaid in quarterly installments through December 31, 2032. Interest accrues at a variable rate equal to the interest rate announced by the National Cooperative Services Corporation plus a spread of up to 1%. The applicable spread used in the interest rate is set monthly at the discretion of the parent company.

          The Company maintains a line of credit with C & T for up to $2,000,000. Interest under this line of credit accrues at a variable rate equal to the interest rate announced by the National Cooperative Services Corporation plus a spread of up to 1%. There was $800,000 outstanding on this line at December 31, 2002. Amounts outstanding on this line of credit are payable on demand and the line expires in November 2007.

          The interest rate at December 31, 2002 was 4.05%. The amount of interest expense on these obligations was $92,186 during 2002. C & T holds a first lien secured interest in the assets of the Company that are located in Pennsylvania.

          C & T has pledged substantially all of the Company's assets as collateral for its borrowing arrangements.

          The Company is required to make the following estimated principal payments on the note payable during the next five years:

              2003                                     $218,030
              2004                                      227,445
              2005                                      237,267
              2006                                      247,513
              2007                                      258,201


--------------------------------------------------------------------------------
                           10       Beard Miller Company LLP
                                    Certified Public Accountants and Consultants

VALLEY ENERGY, INC.
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS


NOTE 5 - INCOME TAX MATTERS

          Net deferred tax assets and liabilities consist of the following components as of December 31, 2002:

              Deferred tax assets                                   $172,702
              Deferred tax liabilities                               (35,222)
                                                                  ------------

                                                                    $137,480
                                                                  ============

          Deductible temporary differences giving rise to deferred tax assets related primarily to accrued vacation, accrued postretirement costs and the allowance for uncollectible accounts receivable. Taxable temporary differences giving rise to deferred tax liabilities related primarily to utility plant.

          The deferred tax amounts mentioned previously have been classified on the accompanying balance sheet as of December 31, 2002 as follows:

              Current assets                                        $ 40,693
              Noncurrent assets                                       96,787
                                                                  -------------

                                                                    $137,480
                                                                  =============

          The provision for income taxes charged to operations for the year ended December 31, 2002 consists of the following:

              Federal:
                  Current tax expense                               $ 26,892
                  Deferred tax expense                                12,146
                                                                  -------------

                                                                      39,038
                                                                  -------------

              State:
                  Current tax expense                                 11,001
                  Deferred tax expense                                 2,286
                                                                  -------------

                                                                      13,287
                                                                  -------------

                                                                     $52,325
                                                                  =============


--------------------------------------------------------------------------------
                           11       Beard Miller Company LLP
                                    Certified Public Accountants and Consultants

VALLEY ENERGY, INC.
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS


NOTE 5 - INCOME TAX MATTERS (CONTINUED)

          The income tax provision differs from the amount of income tax determined by applying the statutory tax rates to pretax income for the year ended December 31, 2002 due to the following:

              Statutory income tax expense                          $ 54,590
              Other                                                   (2,265)
                                                                  -----------

                                                                    $ 52,325
                                                                  ===========

          Accrued taxes include federal income tax due to its parent of $26,892 at December 31, 2002.


NOTE 6 - PENSION PLANS AND POSTRETIREMENT BENEFIT PLANS

          C & T is a member of the National Rural Electric Cooperative Association ("NRECA") Retirement and Savings Program, a multi-employer defined benefit pension plan. Contributions are determined in accordance with plan provisions. The passage of the Multi-Employer Pension Plan Amendments Act of 1980 (the "Act") may, under certain circumstances, cause C & T to become subject to liabilities in excess of contributions made. Generally, liabilities are contingent upon the termination, withdrawal or partial withdrawal from the plan. C & T has not undertaken to terminate, withdraw or partially withdraw from the plan. Under the Act, liabilities would be based upon C & T's proportional share of the plan's unfunded vested benefits. C & T has not received current information from the plan's administrators to determine its share of unfunded vested benefits, if any. The Company reimbursed C & T $16,810 for its share of the contributions for the year ended December 31, 2002.

          C & T is also a member of the NRECA SelectRE Pension Plan ("SelectRE Plan"). C & T makes a matching contribution of 200 percent of the employees' contributions up to 2.5 percent of compensation. The Company reimbursed C & T $6,389 for its share of the contributions for the year ended December 31, 2002.

          Substantially all employees participate in a postretirement health care plan. The plan is unfunded. The estimated costs that will be paid after retirement are generally being accrued by charges to expense over the employees' active service periods to the dates they are fully eligible for benefits. The following table sets forth the plan's funded status and the amounts of accrued benefit cost of the C & T plan and the Company's allocation as of December 31, 2002:

               Benefit obligation                                 $1,711,800
                                                                ===============

               Accrued benefit cost                               $  899,500
                                                                ===============

               Company's allocation of accrued benefit cost       $  325,200
                                                                ===============

               Company's allocation of benefit expense            $    6,500
                                                                ===============

               Discount rate                                           7.00%
                                                                ===============


--------------------------------------------------------------------------------
                           12       Beard Miller Company LLP
                                    Certified Public Accountants and Consultants

VALLEY ENERGY, INC.
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS


NOTE 6 - PENSION PLANS AND POSTRETIREMENT BENEFIT PLANS (CONTINUED)

          For measurement purposes, a 9.0% annual rate of increase in the per capita cost of covered health care benefits was assumed in 2002. The rate was assumed to decrease gradually to 5.5% in 2009 and remain at that level thereafter.


NOTE 7 - RELATED PARTY TRANSACTIONS

          The Company has a contract for services with C & T to purchase all employee services. The contract's term ends December 31, 2003.

          In the ordinary course of business, the Company's activities involve significant transactions with its parent. As of and for the year ended December 31, 2002, the transactions included in the financial statements approximated the following amounts:

              Rent expense (vehicles)                               $    6,203
              Allocation of overhead from parent recorded as
                  operating expense                                     19,123
              Payroll related costs included in accounts payable       102,572
              Accrued vacation liability included in advances
                  due affiliate                                         73,296
              Payroll costs paid in advance and included in
                  advances to affiliate                                100,398

          The Company paid the parent $151,019 for payroll and $58,176 for benefits in 2002.


NOTE 8 - ENVIRONMENTAL MATTERS

          The Company has purchased an insurance policy covering environmental remediation costs at a parcel of land owned by the Company in Athens, Pennsylvania. The insurance policy provides for coverage for up to a maximum amount of $10 million The Company would be responsible for the first $100,000 of remediation costs. This policy expires in December 2011. The Company is not aware of any environmental contamination that would result in remediation activities, nor have any environmental agencies given notice of its intention to require any remediation or clean-up activities.


--------------------------------------------------------------------------------
                           13       Beard Miller Company LLP
                                    Certified Public Accountants and Consultants

[LOGO OMITTED]
Beard Miller Company LLP
Certified Public Accountants and Consultants



            INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION


To the Board of Directors
Valley Energy, Inc.
Sayre, Pennsylvania


     Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


                                                 /S/ Beard Miller Company LLP


Reading, Pennsylvania
February 7, 2003

VALLEY ENERGY, INC.
--------------------------------------------------------------------------------
BALANCE SHEET, BY DIVISION


                                     ASSETS


                                                                        December 31, 2002
                                                  --------------------------------------------------------------------
                                                    Pennsylvania      New York
                                                      Division        Division         Eliminations        Total
                                                  ---------------   ---------------   ---------------   --------------
UTILITY PLANT

   Gas plant in service                             $17,280,101       $3,498,466        $         0      $20,778,567
   Accumulated depreciation                          (5,614,171)      (1,131,748)                 0       (6,745,919)
                                                  ---------------   ---------------   ---------------   --------------

                                                     11,665,930        2,366,718                  0       14,032,648

   Construction work in progress, at
       cost                                              37,868            3,716                  0           41,584
                                                  ---------------   ---------------   ---------------   --------------

       Total Utility Plant, Net                      11,703,798        2,370,434                  0       14,074,232
                                                  ---------------   ---------------   ---------------   --------------

CURRENT ASSETS

   Cash, primarily interest bearing                     990,336                0                  0          990,336
   Accounts receivable:
       Customers                                        354,716          402,527                  0          757,243
       Unbilled revenues                                632,456           76,764                  0          709,220
   Advances, affiliates                                 334,366                0           (233,968)         100,398
   Natural gas inventories                            1,022,818                0                  0        1,022,818
   Materials and supplies                               185,157                0                  0          185,157
   Prepaid expenses and other                            22,004            5,080                  0           27,084
   Deferred income taxes                                 35,807            4,886                  0           40,693
                                                  ---------------   ---------------   ---------------   --------------

       Total Current Assets                           3,577,660          489,257           (233,968)        3,832,949
                                                  ---------------   ---------------   ---------------   --------------

DEFERRED DEBITS AND OTHER ASSETS

   Deferred income taxes                                104,197                0             (7,410)          96,787
   Prepaid expenses and other                           228,428                0                  0          228,428
   Under recovered gas costs                            190,007                0            (89,045)         100,962
                                                  ---------------   ---------------   ---------------   --------------

       Total Deferred Debits and Other Assets           522,632                0            (96,455)         426,177
                                                  ---------------   ---------------   ---------------   --------------


       Total Assets                                 $15,804,090       $2,859,691          ($330,423)     $18,333,358
                                                  ===============   ===============   ===============  ===============


--------------------------------------------------------------------------------

================================================================================


                      LIABILITIES AND STOCKHOLDER'S EQUITY



                                                                        December 31, 2002
                                                  --------------------------------------------------------------------
                                                    Pennsylvania      New York
                                                      Division        Division         Eliminations        Total
                                                  ---------------   ---------------   ---------------   --------------
STOCKHOLDER'S EQUITY


   Common stock                                     $   673,408       $2,326,592        $         0     $  3,000,000
   Retained earnings (deficit)                          122,946          (40,481)                 0           82,465
                                                  ---------------   ---------------   ---------------   --------------

       Total Stockholder's Equity                       796,354        2,286,111                  0        3,082,465
                                                  ---------------   ---------------   ---------------   --------------

NOTE PAYABLE TO PARENT, NONCURRENT                   12,680,932                0                  0       12,680,932
                                                  ---------------   ---------------   ---------------   --------------

CURRENT LIABILITIES

   Line of credit with parent                           575,827          224,173                  0          800,000
   Note payable to parent, current portion              218,030                0                  0          218,030
   Advances, due to affiliate                                 0          233,968           (233,968)               0
   Accounts payable                                     145,327                0                  0          145,327
   Due for purchased gas                                798,940                0                  0          798,940
   Accrued expenses                                      75,363                0                  0           75,363
   Customer deposits                                     79,521            2,048                  0           81,569
   Accrued taxes                                         79,058          (23,478)                 0           55,580
                                                  ---------------   ---------------   ---------------   --------------

       Total Current Liabilities                      1,972,066          436,711           (233,968)       2,174,809
                                                  ---------------   ---------------   ---------------   --------------

DEFERRED CREDITS AND OTHER
   LIABILITIES

   Deferred income taxes                                      0            7,410             (7,410)               0
   Regulatory liability                                  29,538           40,414                  0           69,952
   Accrued postretirement cost                          325,200                0                  0          325,200
   Over collected gas costs                                   0           89,045            (89,045)               0
                                                  ---------------   ---------------   ---------------   --------------

       Total Deferred Credits and
          Other Liabilities                             354,738          136,869            (96,455)         395,152
                                                  ---------------   ---------------   ---------------   --------------

       Total Liabilities and
          Stockholder's Equity                      $15,804,090       $2,859,691          ($330,423)     $18,333,358
                                                  ===============   ===============   ===============  ===============


--------------------------------------------------------------------------------
                           15       Beard Miller Company LLP
                                    Certified Public Accountants and Consultants

VALLEY ENERGY, INC.
--------------------------------------------------------------------------------
STATEMENT OF INCOME, BY DIVISION


                                                                        December 31, 2002
                                                  --------------------------------------------------------------------
                                                    Pennsylvania      New York
                                                      Division        Division         Eliminations        Total
                                                  ---------------   ---------------   ---------------   --------------
OPERATING REVENUES                                  $ 1,544,909       $  493,932        $         0      $ 2,038,841

GAS PURCHASED                                           903,612          420,784                  0        1,324,396
                                                  ---------------   ---------------   ---------------   --------------

       Operating Revenues in
          Excess of Gas Purchased                       641,297           73,148                  0          714,445
                                                  ---------------   ---------------   ---------------   --------------

OTHER OPERATING EXPENSES

   Distribution expenses:
       Operation                                         81,295           32,096                  0          113,391
       Maintenance                                       30,634            4,396                  0           35,030
   Customer accounts                                     59,646           20,640                  0           80,286
   General and administrative                           126,457           29,405                  0          155,862
   Depreciation and amortization                         94,467            9,793                  0          104,260
   Taxes, other than income                              14,891           26,841                  0           41,732
                                                  ---------------   ---------------   ---------------   --------------

       Total Other Operating
         Expenses                                       407,390          123,171                  0          530,561
                                                  ---------------   ---------------   ---------------   --------------

       Income (Loss) from
          Operations                                    233,907          (50,023)                 0          183,884
                                                  ---------------   ---------------   ---------------   --------------

OTHER INCOME                                             61,845                0                  0           61,845
                                                  ---------------   ---------------   ---------------   --------------

OTHER EXPENSES

   Interest                                              76,064           16,122                  0           92,186
   Other                                                    115                0                  0              115
   Jobbing                                               18,638                0                  0           18,638
                                                  ---------------   ---------------   ---------------   --------------

       Total Other Expenses                              94,817           16,122                  0          110,939
                                                  ---------------   ---------------   ---------------   --------------

       Income (Loss) before Income
          Taxes (Benefits)                              200,935          (66,145)                 0          134,790
                                                  ---------------   ---------------   ---------------   --------------

INCOME TAXES (BENEFITS)

   Federal                                               67,431          (28,393)                 0           39,038
   State                                                 10,558            2,729                  0           13,287
                                                  ---------------   ---------------   ---------------   --------------

       Total Income Taxes (Benefits)                     77,989          (25,664)                 0           52,325
                                                  ---------------   ---------------   ---------------   --------------

       Net Income (Loss)                            $   122,946         ($40,481)       $         0      $    82,465
                                                  ===============   ===============   ===============  ===============


--------------------------------------------------------------------------------
                           16       Beard Miller Company LLP
                                    Certified Public Accountants and Consultants

VALLEY ENERGY, INC.
--------------------------------------------------------------------------------
UTILITY PLANT AND ACCUMULATED DEPRECIATION - PENNSYLVANIA



                                                           Utility Plant                             Accumulated Depreciation
                                             --------------------------------------------  -----------------------------------------
                                              Acqisition                         Cost       Acqisition
Acct.                                         November 7,            Retire-  December 31,  November 7,  Retire-  Cost of   Salvage
 No.          Account                            2002     Additions  ments       2002          2002      ments    Removals  Received
----  -------------------------------------  ----------- ---------- -------  ------------  ------------ -------- ---------- --------

114    Gas plant acquisition account          $2,284,380   $     0    $ 0      $2,284,380    $        0    $ 0       $ 0       $ 0
311    Liquefied petroleum equipment             333,606         0      0         333,606       290,021      0         0         0
366    Structures and improvements                 2,983         0      0           2,983         2,972      0         0         0
367    Mains                                   1,020,410         0      0       1,020,410       668,349      0         0         0
369    Meas. and reg. station equipment          200,713         0      0         200,713        85,590      0         0         0
375    Structures and improvements                69,449         0      0          69,449        44,275      0         0         0
376    Mains                                   6,920,437         0      0       6,920,437     1,852,270      0         0         0
378    Meas. and reg. station equipment          587,640         0      0         587,640       250,751      0         0         0
380    Services                                2,852,188     7,854      0       2,860,042     1,017,629      0         0         0
381    Meters and meter installations            698,361    11,878      0         710,239       336,193      0         0         0
383    House reg. and house reg. and
          installations                          229,525         0      0         229,525        70,767      0         0         0
385    Ind. meas. and reg. station equipment     499,258         0      0         499,258       255,659      0         0         0
387    Other equipment                             4,313         0      0           4,313             0      0         0         0
390    Structures and improvements               600,148         0      0         600,148       233,726      0         0         0
391    Office furniture and equipment             67,640    24,266      0          91,906        32,518      0         0         0
392    Transportation equipment                  181,326         0      0         181,326       162,952      0         0         0
393    Stores equipment                            6,588         0      0           6,588         4,614      0         0         0


                                                       Accumulated Depreciation
                                              -------------------------------------------
                                                      Depreciation             Balance
Acct.                                         ---------------------------    December 31,
 No.          Account                              Rate         Amount           2002
----  -------------------------------------   -------------  ------------  --------------
114    Gas plant acquisition account                0.00%       $21,774      $   21,774
311    Liquefied petroleum equipment                0.00          1,588         291,609
366    Structures and improvements                  0.62              3           2,975
367    Mains                                        1.79          3,040         671,389
369    Meas. and reg. station equipment             4.40          1,474          87,064
375    Structures and improvements                  2.63            304          44,579
376    Mains                                    2.02 - 3.15      24,505       1,876,775
378    Meas. and reg. station equipment             6.72          6,582         257,333
380    Services                                 3.04 - 3.41      15,942       1,033,571
381    Meters and meter installations               2.74          3,200         339,393
383    House reg. and house reg. and
          installations                             3.22          1,230          71,997
385    Ind. meas. and reg. station equipment        4.11          3,423         259,082
387    Other equipment                              3.66             26              26
390    Structures and improvements                  2.43          2,400         236,126
391    Office furniture and equipment           8.00 - 20         2,310          34,828
392    Transportation equipment                    10.82          3,296         166,248
393    Stores equipment                             6.67             74           4,688


                                                           Utility Plant                             Accumulated Depreciation
                                             --------------------------------------------  -----------------------------------------
                                              Acqisition                         Cost       Acqisition
Acct.                                         November 7,            Retire-  December 31,  November 7,  Retire-  Cost of   Salvage
 No.          Account                            2002     Additions  ments       2002          2002      ments    Removals  Received
----  -------------------------------------  ----------- ---------- -------  ------------  ------------ -------- ---------- --------

394    Tools, shop and garage equipment       346,054            0      0         346,054        77,102      0         0         0
396    Power operated equipment               108,621        9,399      0         118,020       108,620      0         0         0
397    Communication equipment                 26,214            0      0          26,214        24,626      0         0         0
398    Miscellaneous equipment                  1,803            0      0           1,803         1,070      0         0         0
301    Organization                            18,666            0      0          18,666             0      0         0         0
304    Land and land rights                     3,442            0      0           3,442             0      0         0         0
365.2  Rights of way                           42,166            0      0          42,166             0      0         0         0
374    Land and land rights                    15,652            0      0          15,652             0      0         0         0
389    Land and land rights                   105,121            0      0         105,121             0      0         0         0
                                        --------------  -----------  ----   -------------- ------------- -------   ------    -------

                                           17,226,704       53,397      0      17,280,101    $5,519,704    $ 0       $ 0       $ 0
                                                                                           ============= =======   ======    =======


                                                       Accumulated Depreciation
                                              -------------------------------------------
                                                      Depreciation             Balance
Acct.                                         ---------------------------    December 31,
 No.          Account                              Rate         Amount           2002
----  -------------------------------------   -------------  ------------  --------------

394    Tools, shop and garage equipment             5.00          2,884          79,986
396    Power operated equipment                    11.76            100         108,720
397    Communication equipment                      6.67            292          24,918
398    Miscellaneous equipment                      6.67             20           1,090
301    Organization                                 0.00              0               0
304    Land and land rights                         0.00              0               0
365.2  Rights of way                                0.00              0               0
374    Land and land rights                         0.00              0               0
389    Land and land rights                         0.00              0               0
                                            -------------    -----------  --------------

                                                                $94,467      $5,614,171
                                                             ===========  ==============

       Construction work-in-
         process                          0      37,868       0          37,868
                             --------------- ----------- -------  --------------

                                $17,226,704     $91,265    $  0     $17,317,969
                             =============== =========== =======  ==============


--------------------------------------------------------------------------------
                           17       Beard Miller Company LLP
                                    Certified Public Accountants and Consultants

VALLEY ENERGY, INC.
--------------------------------------------------------------------------------
UTILITY PLANT AND ACCUMULATED DEPRECIATION - NEW YORK



                                                           Utility Plant                             Accumulated Depreciation
                                             --------------------------------------------  -----------------------------------------
                                              Acqisition                         Cost       Acqisition
Acct.                                         November 7,            Retire-  December 31,  November 7,  Retire-  Cost of   Salvage
 No.          Account                            2002     Additions  ments       2002          2002      ments    Removals  Received
----  -------------------------------------  ----------- ---------- -------  ------------  ------------ -------- ---------- --------

114    Gas plant acquisition account          $  957,916   $     0    $ 0      $  957,916    $        0    $ 0       $ 0       $ 0
311    Liquefied petroleum equipment                   0         0      0               0             0      0         0         0
366    Structures and improvements                     0         0      0               0             0      0         0         0
367    Mains                                           0         0      0               0             0      0         0         0
369    Meas. and reg. station equipment                0         0      0               0             0      0         0         0
375    Structures and improvements                 1,774         0      0           1,774           510      0         0         0
376    Mains                                   1,537,919         0      0       1,537,919       737,866      0         0         0
378    Meas. and reg. station equipment           48,117         0      0          48,117        11,331      0         0         0
380    Services                                  646,102     2,212      0         648,314       249,667      0         0         0
381    Meters and meter installations            154,890         0      0         154,890        71,264      0         0         0
383    House reg. and house reg. and
          installations                           24,398         0      0          24,398        14,042      0         0         0
385    Ind. meas. and reg. station equipment     110,470         0      0         110,470        37,275      0         0         0
387    Other equipment                                 0         0      0               0             0      0         0         0
390    Structures and improvements                     0         0      0               0             0      0         0         0
391    Office furniture and equipment                  0         0      0               0             0      0         0         0
392    Transportation equipment                        0         0      0               0             0      0         0         0
393    Stores equipment                                0         0      0               0             0      0         0         0




                                                       Accumulated Depreciation
                                              -------------------------------------------
                                                      Depreciation             Balance
Acct.                                         ---------------------------    December 31,
 No.          Account                              Rate         Amount           2002
----  -------------------------------------   -------------  ------------  --------------

114    Gas plant acquisition account                3.00%        $2,712       $   2,712
311    Liquefied petroleum equipment                3.00              0               0
366    Structures and improvements                  3.00              0               0
367    Mains                                        3.00              0               0
369    Meas. and reg. station equipment             3.00              0               0
375    Structures and improvements                  3.00              6             516
376    Mains                                        3.00          4,037         741,903
378    Meas. and reg. station equipment             3.00            186          11,517
380    Services                                     3.00          2,007         251,674
381    Meters and meter installations               3.00            422          71,686
383    House reg. and house reg. and
          installations                             3.00             52          14,094
385    Ind. meas. and reg. station equipment        3.00            371          37,646
387    Other equipment                              3.00              0               0
390    Structures and improvements                  3.00              0               0
391    Office furniture and equipment               3.00              0               0
392    Transportation equipment                     3.00              0               0
393    Stores equipment                             3.00              0               0


                                                           Utility Plant                             Accumulated Depreciation
                                             --------------------------------------------  -----------------------------------------
                                              Acqisition                         Cost       Acqisition
Acct.                                         November 7,            Retire-  December 31,  November 7,  Retire-  Cost of   Salvage
 No.          Account                            2002     Additions  ments       2002          2002      ments    Removals  Received
----  -------------------------------------  ----------- ---------- -------  ------------  ------------ -------- ---------- --------

394    Tools, shop and garage equipment             0            0      0               0             0      0         0         0
396    Power operated equipment                     0            0      0               0             0      0         0         0
397    Communication equipment                      0            0      0               0             0      0         0         0
398    Miscellaneous equipment                      0            0      0               0             0      0         0         0
301    Organization                             6,084            0      0           6,084             0      0         0         0
302    Franchises/consents                      7,891            0      0           7,891             0      0         0         0
304    Land and land rights                         0            0      0               0             0      0         0         0
365.2  Rights of way                                0            0      0               0             0      0         0         0
374    Land and land rights                       693            0      0             693             0      0         0         0
389    Land and land rights                         0            0      0               0             0      0         0         0
                                        --------------  -----------  ----   -------------- ------------- -------   ------    -------

                                            3,496,254        2,212      0       3,498,466    $1,121,955    $ 0       $ 0       $ 0
                                                                                           ============= =======   ======    =======


                                                       Accumulated Depreciation
                                              -------------------------------------------
                                                      Depreciation             Balance
Acct.                                         ---------------------------    December 31,
 No.          Account                              Rate         Amount           2002
----  -------------------------------------   -------------  ------------  --------------

394    Tools, shop and garage equipment             3.00              0               0
396    Power operated equipment                     3.00              0               0
397    Communication equipment                      3.00              0               0
398    Miscellaneous equipment                      3.00              0               0
301    Organization                                 3.00              0               0
302    Franchises/consents                          3.00              0               0
304    Land and land rights                         3.00              0               0
365.2  Rights of way                                3.00              0               0
374    Land and land rights                         3.00              0               0
389    Land and land rights                         3.00              0               0
                                            -------------    -----------  --------------
                                                                $ 9,793     $ 1,131,748
                                                             ===========  ==============

       Construction work-in-
         process                          0       3,716       0           3,716
                             --------------- ----------- -------  --------------
                                 $3,496,254      $5,928    $  0      $3,502,182
                             =============== =========== =======  ==============


--------------------------------------------------------------------------------
                           18       Beard Miller Company LLP
                                    Certified Public Accountants and Consultants

VALLEY ENERGY, INC.
--------------------------------------------------------------------------------
PREPAID AND ACCRUED TAXES, BY DIVISION


                                               December 31, 2002
                             ---------------------------------------------------
                               Pennsylvania          New York
                                 Division            Division           Total
                             -----------------  -----------------  -------------
State gross receipts tax      $          0          ($18,173)         ($18,173)
State sales tax                    (15,011)           (9,566)          (24,577)
State capital stock                 (8,000)                0            (8,000)
State income tax                    (8,545)           (2,456)          (11,001)
Federal income tax                 (57,536)           30,644           (26,892)
Education assessment                 2,693                 0             2,693
PUC assessment                      10,674                 0            10,674
Local and county taxes                   0            21,380            21,380
PURTA                               (3,333)                0            (3,333)
PSC assessment                           0             1,649             1,649
                             -----------------  -----------------  -------------

                                  ($79,058)          $23,478          ($55,580)
                             =================  =================  =============


--------------------------------------------------------------------------------
                           19       Beard Miller Company LLP
                                    Certified Public Accountants and Consultants

VALLEY ENERGY, INC.
--------------------------------------------------------------------------------
OPERATING REVENUES AND TAXES, OTHER THAN INCOME, BY DIVISION


                                          Year Ended December 31, 2002
                             ---------------------------------------------------
                               Pennsylvania          New York
                                 Division            Division           Total
                             -----------------  -----------------  -------------

OPERATING REVENUES

Residential sales             $    763,262       $   290,129        $1,053,391
Commercial and industrial
   sales                           340,305           253,814           594,119
Interruptible sales                 17,212            33,954            51,166
Customers' forfeited
   discounts                         3,297             1,106             4,403
Transportation sales               261,082            15,791           276,873
Over (under) recovered gas
   costs                           159,751          (100,862)           58,889
                             -----------------  -----------------  -------------

   Total Operating Revenues   $  1,544,909       $   493,932        $2,038,841
                             =================  =================  =============

TAXES, OTHER THAN INCOME

State capital stock           $      8,000       $         0        $    8,000
Gross receipts, state                    0            14,356            14,356
Local and county taxes                   0            11,660            11,660
State PSC assessment                     0               825               825
PURTA                                3,333                 0             3,333
State PUC assessment                 3,558                 0             3,558
                             -----------------  -----------------  -------------

   Total Taxes, Other than
      Income                  $     14,891       $    26,841        $   41,732
                             =================  =================  =============


--------------------------------------------------------------------------------
                           20       Beard Miller Company LLP
                                    Certified Public Accountants and Consultants

VALLEY ENERGY, INC.
--------------------------------------------------------------------------------
DISTRIBUTION, OPERATION; DISTRIBUTION, MAINTENANCE; CUSTOMER ACCOUNTS AND GENERAL AND ADMINISTRATIVE EXPENSES, BY DIVISION


                                          Year Ended December 31, 2002
                             ---------------------------------------------------
                               Pennsylvania          New York
                                 Division            Division           Total
                             -----------------  -----------------  -------------

DISTRIBUTION, OPERATION
   EXPENSES

Mains and services            $     31,061       $     4,758        $   35,819
Measuring and regulating
   station - general                 4,109               889             4,998
Measuring and regulating
   station - city gate                 246                 0               246
Industrial/commercial meters
   and regulators                    4,513               874             5,387
Meters and house regulator           6,286             1,699             7,985
Customer installations              12,653             2,200            14,853
Distribution load
   dispatching                       1,264            17,543            18,807
Other operating expense             21,163             4,133            25,296
                             -----------------  -----------------  -------------

   Total Distribution,
      Operation Expenses      $     81,295       $    32,096        $  113,391
                             =================  =================  =============


DISTRIBUTION,
   MAINTENANCE EXPENSES

Structures and improvements   $      2,245       $        79        $    2,324
Mains                                4,789               990             5,779
Measuring and regulating
   station - general                 1,700                97             1,797
Measuring and regulating
   station - industrial                 82                 0                82
Measuring and regulating
   station - city gate                 144                 0               144
Services                             2,827                33             2,860
Meters and house regulators          3,255               131             3,386
Supervision and engineering         12,001             2,333            14,334
Liquid petroleum gas                 3,591               733             4,324
                             -----------------  -----------------  -------------

   Total Distribution,
      Maintenance Expenses    $     30,634       $     4,396        $   35,030
                             =================  =================  =============

CUSTOMER ACCOUNTS EXPENSES

Meter reading                 $     10,237       $     1,390        $   11,627
Customer records and
   collections                      34,075             6,485            40,560
Uncollectible accounts              14,289            12,545            26,834
Miscellaneous customer               1,045               220             1,265
                             -----------------  -----------------  -------------

   Total Customer Accounts
      Expenses                $     59,646       $    20,640        $   80,286
                             =================  =================  =============


--------------------------------------------------------------------------------
                           21       Beard Miller Company LLP
                                    Certified Public Accountants and Consultants

VALLEY ENERGY, INC.
--------------------------------------------------------------------------------
DISTRIBUTION, OPERATION; DISTRIBUTION, MAINTENANCE; CUSTOMER ACCOUNTS AND GENERAL AND ADMINISTRATIVE EXPENSES, BY DIVISION (CONTINUED)


                                          Year Ended December 31, 2002
                             ---------------------------------------------------
                               Pennsylvania          New York
                                 Division            Division           Total
                             -----------------  -----------------  -------------

GENERAL AND ADMINISTRATIVE
   EXPENSES

General and administrative
   salaries                   $     36,811       $     6,031        $   42,842
Pensions and benefits               14,538             3,083            17,621
Office supplies and expense         22,925             4,885            27,810
Outside services                    16,625             9,423            26,048
Property insurance                   2,752                 0             2,752
Injuries and damage                  7,706               905             8,611
Rents                                  413                87               500
General advertising                    690               324             1,014
Miscellaneous general                  283                17               300
Directors' committee                22,244             4,650            26,894
Maintenance, general plant           1,470                 0             1,470
                             -----------------  -----------------  -------------

   Total General and
      Administrative
      Expenses                $    126,457       $    29,405        $  155,862
                             =================  =================  =============


--------------------------------------------------------------------------------
                           22       Beard Miller Company LLP
                                    Certified Public Accountants and Consultants